SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2010

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:  Prudential plc: Acquisition of AIA Pt5

APPENDIX VI: AIA GROUP UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 NOVEMBER 2009

The following is a summary of certain information that has been derived from AIA Group's unaudited results of operations.  This information has not been audited and is subject to completion and issuance of the AIA Group's audited financial statements.  In addition, the AIA Group's financial information has not been prepared in accordance with Prudential's accounting policies and is not directly comparable to Prudential's financial information.

Consolidated Income Statement

		Year ended 30 November	Year ended 30 November	Year ended 30 November
US$m	Notes	2007	2008	2009
Revenue
Turnover
Premiums and fee income		9,573	10,674	10,433
Premiums ceded to reinsurers		(833)	(392)	(331)
Net premiums and fee income		8,740	10,282	10,102
Investment return	8	6,409	(6,998)	8,843
Other operating revenue	8	77	526	71
Total revenue		15,226	3,810	19,016
Expenses
Insurance and investment contract benefits		11,016	1,457	13,814
Insurance and investment contract benefits ceded		(653)	(248)	(251)
Net insurance and investment contract benefits		10,363	1,209	13,563
Commission and other acquisition expenses		947	1,563	1,648
Operating expenses		962	1,089	981
Restructuring and separation costs		-	10	89
Investment management expenses		92	103	89
Finance costs		203	159	50
Change in third party interests in consolidated investment funds		80	(319)	164
Total expenses	9	12,647	3,814	16,584
Profit before share of loss from associates and joint ventures		2,579	(4)	2,432
Share of loss from associates and joint ventures		-	(28)	(21)
Profit/(loss) before tax		2,579	(32)	2,411
Income tax (expense)/credit attributable to policyholders' returns		(70)	90	(137)
Profit before tax attributable to shareholders' profits		2,509	58	2,274
Tax (expense)/credit	10	(651)	445	(654)
Less: tax attributable to policyholders' returns		70	(90)	137
Tax (expense)/credit attributable to shareholders' profits		(581)	355	(517)
Net profit		1,928	413	1,757

Net profit attributable to:
Shareholders of AIA Group Limited		1,914	408	1,754
Non-controlling interests		14	5	3

Earnings per share (US$)
Basic and diluted	12	0.16	0.03	0.15

Consolidated Statement of Comprehensive Income

	Year ended 30 November	Year ended 30 November	Year ended 30 November
US$m	2007	2008	2009

Net profit	1,928	413	1,757
Fair value gains/(losses) on available for sale financial assets (net of tax of: 2007: US$181m; 2008: US$(22)m; 2009 US$(139)m)	(1,233)	(4,801)	2,915
Fair value (gains)/losses on available for sale financial assets transferred to income on disposal and impairment (net of tax of: 2007: nil; 2008: US$10m; 2009: US$6m)	(1)	222	223
Foreign currency translation adjustments	344	(796)	764
Other comprehensive income	(890)	(5,375)	3,902
Total comprehensive income	1,038	(4,962)	5,659

Total comprehensive income attributable to:
Shareholders of AIA Group Limited	1,021	(4,922)	5,611
Non-controlling interests	17	(40)	48

Consolidated Statement of Financial Position

		1 December	30 November	30 November	30 November
US$m	Notes	2006	2007	2008	2009

Assets
Intangible assets	14	185	200	232	233
Investments in associates and joint ventures	15	267	63	47	53
Property, plant and equipment	16	309	352	332	326
Investment property	17, 18	95	190	217	244
Reinsurance assets	19	2,427	2,668	147	284
Deferred acquisition and origination costs	20	8,135	10,044	10,047	10,976
Financial investments:	21, 23
Loans and receivables		5,006	5,665	4,002	4,648
Available for sale
Debt securities		27,688	30,955	29,934	37,722
Equity securities - shares in AIG		3,048	2,520	87	62
At fair value through profit or loss
Debt securities		11,083	13,449	12,389	14,479
Equity securities		10,755	17,619	8,660	16,116
Derivative financial instruments	22	294	422	252	453
		57,874	70,630	55,324	73,480
Other assets	24	680	1,462	1,499	1,600
Cash and cash equivalents	25	1,035	2,583	4,164	3,405
Assets of disposal groups held for sale	11	-	-	-	58
Total assets		71,007	88,192	72,009	90,659
Liabilities
Insurance contract liabilities	26	46,960	57,161	52,158	63,255
Investment contract liabilities	27	3,482	6,505	4,898	7,780
Borrowings	29	812	1,461	661	688
Obligations under securities lending and repurchase agreements	30	3,742	5,395	2,718	284
Derivative financial instruments	22	30	47	138	71
Provisions	32	135	142	166	250
Deferred tax liabilities	10	1,343	1,427	547	1,087
Current tax liabilities		221	269	218	185
Other liabilities	33	1,663	2,294	1,587	2,012
Liabilities of disposal groups held for sale	11	-	-	-	58
Total liabilities		58,388	74,701	63,091	75,670
Equity
Issued share capital and shares yet to be issued	34	12,000	12,000	12,000	12,044
Share premium	34	1,914	1,914	1,914	1,914
Other reserves		(13,376)	(13,215)	(12,480)	(12,080)
Retained earnings		7,810	9,431	9,494	11,223
Fair value reserve		4,194	2,969	(1,565)	1,528
Foreign currency translation reserve		-	341	(455)	309
Amounts reflected in other comprehensive income		4,194	3,310	(2,020)	1,837
Total equity attributable to:
Shareholders of AIA Group Limited		12,542	13,440	8,908	14,938
Non-controlling interests	35	77	51	10	51
Total equity		12,619	13,491	8,918	14,989
Total liabilities and equity		71,007	88,192	72,009	90,659

Consolidated Statement of Changes in Equity

US$m		Issued share capital, shares yet to be issued and share premium	Other reserves	Retained earnings	Fair value reserve	Foreign currency translation reserve	Non-controlling interests	Total Equity
	Notes
Balance at 1 December 2006		13,914	(13,376)	7,810	4,194	-	77	12,619
Net profit		-	-	1,914	-	-	14	1,928
Other comprehensive income		-	-	-	(1,237)	344	3	(890)
Capital contributions		-	164	-	-	-	-	164
Dividends	13	-	-	(259)	-	-	(2)	(261)
Acquisition of non-controlling interest		-	-	(34)	12	(3)	(41)	(66)
Share based compensation		-	(3)	-	-	-	-	(3)
Balance at 30 November 2007		13,914	(13,215)	9,431	2,969	341	51	13,491
Net profit		-	-	408	-	-	5	413
Other comprehensive income		-	-	-	(4,534)	(796)	(45)	(5,375)
Capital contributions		-	731	-	-	-	-	731
Dividends	13	-	-	(345)	-	-	(1)	(346)
Share based compensation		-	4	-	-	-	-	4
Balance at 30 November 2008		13,914	(12,480)	9,494	(1,565)	(455)	10	8,918
Net profit		-	-	1,754	-	-	3	1,757
Other comprehensive income		-	-	-	3,093	764	45	3,902
Capital contributions		44	394	-	-	-	-	438
Dividends	13	-	-	(25)	-	-	-	(25)
Acquisition of subsidiary		-	-	-	-	-	44	44
Disposal of subsidiary		-	-	-	-	-	(51)	(51)
Share based compensation		-	6	-	-	-	-	6
Balance at 30 November 2009		13,958	(12,080)	11,223	1,528	309	51	14,989

Consolidated Statement of Cash Flows

Cash flows presented in this statement cover all the Group's activities and include flows from both investment-linked contracts and participating funds, and shareholder activities.
		Year ended 30 November	Year ended 30 November	Year ended 30 November
US$m	Notes	2007	2008	2009

Cash flows from operating activities
Profit/(loss) before tax		2,579	(32)	2,411
Gain on reinsurance recapture	5	-	(447)	-
Financial instruments	21	(11,934)	10,054	(11,044)
Insurance and investment contract liabilities	26	9,572	(2,974)	10,132
Obligations under securities lending and repurchase agreements	30	1,609	(3,162)	(2,505)
Other non-cash operating items, including investment income		(2,190)	(3,709)	(2,619)
Operating cash items:
Interest received		2,462	2,933	2,798
Dividends received		185	201	147
Interest paid		(203)	(159)	(50)
Tax paid		(446)	(418)	(371)
Net cash (used in)/provided by operating activities		1,634	2,287	(1,101)
Cash flows from investing activities
Payments for investments in associates	15	(8)	(48)	(24)
Disposals of investments in associates	15	217	17	1
Acquisitions of subsidiaries, net of cash acquired	4	(207)	-	(28)
Disposal of a subsidiary, net of cash disposed		-	-	(2)
Payments for investment property and property, plant and equipment	16, 17	(61)	(114)	(39)
Proceeds from sale of investment property and property, plant and equipment		9	15	8
Payments for intangible assets	14	(22)	(38)	(37)
Proceeds from sale of intangible assets		-	-	23
Net cash used in investing activities		(72)	(168)	(98)
Cash flows from financing activities
Dividends paid during the year	13	(261)	(346)	(25)
Proceeds from borrowings	29	101	50	21
Repayment of borrowings	29	-	(849)	(49)
Purchase of non-controlling interest		(66)	-	-
Capital contributions		164	731	401
Net cash (used in)/provided by financing activities		(62)	(414)	348

Net (decrease)/increase in cash held		1,500	1,705	(851)
Cash and cash equivalents at beginning of the financial year		1,035	2,583	4,164
Effect of exchange rate changes on cash		48	(124)	92
Cash and cash equivalents at the end of the financial year	25	2,583	4,164	3,405

Notes to the Consolidated Financial Statements and Significant Accounting Policies

The following is a summary of certain information that has been derived from AIA Group's unaudited results of operations.  This information has not been audited and is subject to completion and issuance of the AIA Group's audited financial statements.  In addition, the AIA Group's financial information has not been prepared in accordance with Prudential's accounting policies and is not directly comparable to Prudential's financial information.

1.     Corporate information and group reorganisation

AIA Group Limited ('the Company') was established as a company with limited liability incorporated in Hong Kong on 24 August 2009.  The address of its registered office is 35/F, AIA Central, 1 Connaught Road, Central, Hong Kong.
AIA Group Limited and its subsidiaries (collectively 'the AIA Group' or 'the Group') is a life insurance based financial services provider operating in 15 jurisdictions throughout the Asia Pacific region.  The Group's principal activity is the writing of life insurance business, providing life, pensions and accident and health insurance throughout Asia, and distributing related investment and other financial services products to its customers.
The AIA Group was formed following several steps in the reorganisation of the Asia Pacific life insurance operations of American International Group, Inc. ('AIG'). These included the reorganisation steps required under the purchase agreement dated 25 June 2009 between AIG, American International Reinsurance Company, Ltd ('AIRCO'), the Company's immediate parent company prior to the completion of the reorganisation and a fellow subsidiary of AIG, and the Federal Reserve Bank of New York (the 'FRBNY') ('the FRBNY Agreement') under which AIG agreed to contribute the equity of American International Assurance Company, Limited ('AIA') to a special purpose vehicle, AIA Aurora LLC, the details of which are set out in Note 44, Immediate and ultimate controlling party.  The main steps in the reorganisation are summarised as follows:
·
on 19 February 2009, AIA entered into a series of agreements with AIRCO in respect of the transfer of American International Assurance Company (Bermuda) Limited ('AIA-B'), AIA Australia Limited (previously known as American International Assurance Company (Australia) Limited) and AIA Pension and Trustee Co. Ltd (including, as of the transaction date, all of their subsidiaries, joint ventures and associates, and other investments) to AIA.  These transactions completed on 28 February 2009;
·
on 1 June 2009, American Life Insurance Company ('ALICO'), a fellow subsidiary of AIG, transferred its Taiwan branch together with the branch's life insurance and related business to AIA-B;
·
o
n 13 August 2009, AIA-B entered into an agreement with AIG in respect of the transfer of AIG Global Investment Corporation (Asia) Limited to AIG.  This transaction completed on 25 November 2009;
·
on 24 August 2009, AIA entered into an agreement with AIG and ALICO in respect of the transfer of The Philippine American Life and General Insurance Company ('Philam') (including, as of the date of acquisition, all of its subsidiaries, joint ventures and associates, and other investments) to AIA.  Philam's shares were transferred to AIA in exchange for a promissory note issued by AIA, with a principal amount of US$586m ('the AIA promissory note').  The AIA promissory note was transferred by AIG and ALICO to AIA's then immediate parent company, AIRCO, which contributed the AIA promissory note to AIA in exchange for shares in AIA, following which the AIA promissory note was extinguished.  This transaction completed on 3 November 2009.
·
on 24 August 2009, AIA Group Limited was formed by AIA Aurora LLC pursuant to the terms of the FRBNY Agreement;
·
o
n 23 September 2009, TH Central Holdings Limited, a wholly-owned subsidiary of AIA, entered into an agreement with AIRCO to acquire certain ownership interests in fellow subsidiaries of AIG.  These entities perform service functions and hold property in Thailand.  These transactions completed on 15 October 2009.
·
on 27 November 2009, AIA Group Limited entered into an agreement with AIG and AIRCO, which completed on 30 November 2009, in respect of the transfer of AIA (including, as of the transaction date, all of its subsidiaries, joint ventures and associates, and other investments) to AIA Group Limited.  AIRCO transferred AIA to AIA Group Limited in exchange for a promissory note issued by AIA Group Limited, with a principal amount of US$13,964m ('the AIG Group promissory note'). AIRCO transferred the AIA Group promissory note to AIA Aurora LLC, which contributed the note to AIA Group Limited in exchange for shares (comprising issued share capital of US$12,000m and share premium of US$1,914m) and a further US$50m promissory note from AIA Group Limited, upon receipt of which the first AIA Group promissory note was extinguished.

1.      Corporate information and group reorganisation (continued)
The group reorganisation and business combinations arising from transfers of interests in entities that are under the common control of AIG throughout all periods presented in these consolidated financial statements, have been accounted for as if they had occurred at the beginning of the earliest period presented.  The components of equity of the acquired entities are added to the same components within consolidated equity, except that any share capital of the acquired entities is recognised as part of other reserves.
Accordingly, the consolidated financial statements present the results of operations of the Group as if it had been in existence throughout the period from 1 December 2006 to date.  All entities now comprising the Group, including joint ventures and associates, have adopted 30 November as their financial year end date for AIA Group reporting purposes.

The components of the Group previously produced published financial statements on a variety of different bases, including Hong Kong Financial Reporting Standards ('HKFRS'), International Financial Reporting Standards ('IFRS') and Philippines Financial Reporting Standards ('PFRS').  For the purposes of the group reorganisation and business combinations arising from transfers of entities under common control, the Directors of the Company have prepared consolidated financial statements of the Group for the three years ended 30 November 2007, 2008 and 2009 ('the relevant periods') in accordance with IFRS, as issued by the International Accounting Standards Board, and HKFRS, as issued by the Hong Kong Institute of Certified Public Accountants ('HKICPA'), based on the previously published financial statements of the component entities for the relevant periods, after making such adjustments as are appropriate to comply with the Group's IFRS and HKFRS accounting policies.

2.     Significant accounting policies

2.1     Basis of preparation and statement of compliance

The consolidated financial statements have been prepared in accordance with IFRS, HKFRS and the Hong Kong Companies Ordinance and the applicable disclosure provisions of the rules governing the listing of securities on the Hong Kong Stock Exchange ('the Listing Rules'). HKFRS is substantially consistent with IFRS and the accounting policy selections that the Group has made in preparing these consolidated financial statements are such that the Group is able to comply with both IFRS and HKFRS.  References to IFRS, IAS and IFRIC in these consolidated financial statements should be read as referring to the equivalent HKFRS, HKAS and HKFRIC as the case may be.  Accordingly, there are no differences of accounting practice between IFRS and HKFRS affecting these consolidated financial statements.
IFRS 1,
First Time Adoption of International Financial Reporting Standards
has been applied in preparing the consolidated financial statements.  These consolidated financial statements are the first set of the Group's consolidated financial statements prepared in accordance with IFRS.
The consolidated financial statements have been prepared using the historical cost convention, as modified by the revaluation of available for sale financial assets, certain financial assets and liabilities designated at fair value through profit or loss and derivative financial instruments, all of which are carried at fair value.
The Group has applied all IFRS standards and interpretations effective for accounting periods starting on or after 1 December 2008 consistently from the date of transition to IFRS and HKFRS on 1 December 2006, unless otherwise stated.
The following new standards, amendments to standards and interpretations have been early adopted by the Group and applied consistently in preparing the consolidated financial statements:
·
Revised IAS 1,
Presentation of Financial Statements
;
·
IFRS 8,
Operating Segments
; and
·
Revised IAS 23R,
Borrowing Costs
.
The following new standards, amendments and interpretations which are not effective for the year ended 30 November 2009 have not been adopted in these financial statements:
·
IFRS 9,
Financial Instruments
;
·
Amendment to IFRS 7,
Financial Instruments: Disclosures;
·
Revised IFRS 3,
Business Combinations
;
·
Amendment to IAS 27,
Consolidated and Separate Financial Statements
; and
·
Amendments to IFRS 1,
First-time Adoption of International Financial Reporting Standards: Limited Exemption from Comparative IFRS 7 Disclosures for First-time Adopters.
The following new interpretations have not been applied because they have no material impact for the Group:
·
IFRIC 9,
Reassessment of Embedded Derivatives
;
·
IFRIC 12,
Service Concession Arrangements
;
·
IFRIC 13,
Customer Loyalty Programmes
;
·
IFRIC 14,
IAS19, The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction
;
·
IFRIC 15,
Agreements for the Construction of Real Estate
;
·
IFRIC 16,
Hedges of a Net Investment in a Foreign Operation
;
·
IFRIC 17,
Distributions of Non-cash Assets to Owners
;
·
IFRIC 18,
Transfers of Assets from Customers
; and
·
IFRIC 19,
Extinguishing Financial Liabilities with Equity Instruments
.
IFRIC 16 can only be applied by the Group prospectively and hence has no impact for the Group in the current period.

2.      Significant accounting policies (continued)

The following amendments to standards have no material impact for the Group:

·
Amendments to IAS 24,
Related Party Disclosure: Revised definition of Related Parties;
·
Amendments to IFRS 2,
Share Based Payments, Vesting Conditions and
Cancellations
;
·
Amendments to IFRS 5,
Non-Current Assets Held for Sale and Discontinued Operations
: Disclosures of non-current assets (or disposal groups) classified as held for sale or discontinued operations;
·
Amendments to IFRS 7,
Financial Instruments: Disclosures, Reclassifications of Financial Asset
s and IAS 39,
Financial Instruments
;
·
Amendments to IAS 32,
Financial Instruments: Presentation
and IAS 1,
Presentation of Financial Instruments, Puttable Financial Instruments and Obligations Arising on Liquidation
s;
·
Amendments to IAS 39,
Financial Instruments: Recognition and Measurement, Eligible Hedged Items
(see note 2.6.4);
·
Amendments to IAS 38,
Intangible Assets
: Additional consequential amendments arising from revised IFRS 3 and measuring the fair value of an intangible asset acquired in a business combination;
·
Amendments to IAS 7,
Statement of Cash Flows
: Classification of expenditure on unrecognised assets;
·
Amendments to IAS 17,
Leases
: Classification of leases of land and buildings; and
·
Amendments to IAS 36,
Impairment of Assets
: Unit of accounting for goodwill impairment test.
Items included in the consolidated financial statements of each of the Group's entities are measured in the currency of the primary economic environment in which that entity operates (the functional currency).  The consolidated financial statements are presented in millions of US Dollars (US$m) unless otherwise stated, which is the Company's functional currency, and the presentation currency of the Group.
The significant accounting policies adopted in the preparation of the Group's consolidated financial statements are set out below.  These policies have been applied consistently in all periods presented.

2.2     Operating profit

The long term nature of much of the Group's operations means that, for management's decision making and internal performance management purposes, the Group evaluates its results and its operating segments using a financial performance measure referred to as 'operating profit'.  The Group defines operating profit before and after tax respectively as profit excluding the following non-operating items:
·
investment experience (which consists of realised gains and losses, foreign exchange gains and losses, impairments and unrealised gains and losses on investments held at fair value through profit or loss);
·
investment income related to investment-linked contracts (consisting of dividends, interest income and rent income);
·
investment management expenses related to investment-linked contracts;
·
corresponding changes in insurance and investment contract liabilities in respect of investment-linked and pension contracts and participating funds (see note 2.3) and changes in third party interests in consolidated investment funds resulting from the above; and
·
other significant items that management considers to be non-operating income and expenses.
Whilst these excluded non-operating items are significant components of the Group's profit, the Group considers that the presentation of operating profit enhances the understanding and comparability of its performance and that of its operating segments.  The Group considers that trends can be more clearly identified without the fluctuating effects of these non-operating items, many of which are largely dependent on market factors.
Operating profit is provided as additional information to assist in the comparison of business trends in different reporting periods on a consistent basis and enhance overall understanding of financial performance.
In the notes to the financial statements, investment-linked contracts are presented together with pensions contracts for disclosure purposes.

2.      Significant accounting policies (continued)

2.3     Critical accounting policies and the use of estimates

Critical accounting policies
The preparation of consolidated financial statements requires the Group to select accounting policies and make estimates and assumptions that affect items reported in the consolidated income statement, consolidated statement of financial position, other primary statements and notes to the consolidated financial statements.  The Group considers its critical accounting policies to be those where a diverse range of accounting treatments is permitted by IFRS and significant judgments and estimates are required.

Product classification

IFRS 4,
Insurance Contracts
, requires contracts written by insurers to be classified either as insurance contracts or investment contracts, depending on the level of insurance risk.  Insurance contracts are those contracts that transfer significant insurance risk, while investment contracts are those contracts without significant insurance risk.  Some insurance and investment contracts, referred to as participating business, have discretionary participation features, or DPF, which may entitle the customer to receive, as a supplement to guaranteed benefits, additional non-guaranteed benefits, such as policyholder dividends or bonuses.  The Group applies the same accounting policies for the recognition and measurement of obligations arising from investment contracts with DPF as it does for insurance contracts.
Accordingly, the Group performs a product classification exercise covering its portfolio of contracts to determine the classification of contracts to these categories.  Product classification requires the exercise of significant judgment to determine whether there is a scenario (other than those lacking commercial substance) in which an insured event would require the Group to pay significant additional benefits to its customers.  In the event the Group has to pay significant additional benefits to its customers, the contract is accounted for as an insurance contract.  For investment contracts that do not contain DPF, IAS 39,
Financial Instruments: Measurement and Recognition
, and, if the contract includes an investment management element, IAS 18,
Revenue Recognition
, are applied.  IFRS 4 permits the continued use of previously applied accounting policies for insurance contracts and investment contracts with DPF, and this basis has been adopted by the Group in accounting for such contracts.
The judgments exercised in determining the level of insurance risk deemed to be significant in product classification affect the amounts recognised in the consolidated financial statements as insurance and investment contract liabilities and deferred acquisition and origination costs.

Insurance contract liabilities (including liabilities in respect of investment contracts with DPF)

IFRS 4 permits a wide range of accounting treatments to be adopted for the recognition and measurement of insurance contract liabilities, including liabilities in respect of insurance and investment contracts with DPF.  The Group calculates insurance contract liabilities for traditional life insurance using a net level premium valuation method, whereby the liability represents the present value of estimated future policy benefits to be paid, less the present value of estimated future net premiums to be collected from policyholders.  This method uses best estimate assumptions adjusted for a provision for the risk of adverse deviation for mortality, morbidity, expected investment yields, policyholder dividends (for other participating business), surrenders and expenses set at the policy inception date. These assumptions remain locked in thereafter, unless a deficiency arises on liability adequacy testing.  Interest rate assumptions can vary by geographical market, year of issuance and product.  Mortality, surrender and expense assumptions are based on actual experience by each geographical market, modified to allow for variations in policy form.  The Group exercises significant judgment in making appropriate assumptions.
For
contracts with an explicit account balance, such as
universal life and investment-linked contracts, insurance contract liabilities represent the accumulation value, which represents premiums received and investment returns credited to the policy less deductions for mortality and morbidity costs and expense charges.  Significant judgment is exercised in making appropriate estimates of gross profits, which are also regularly reviewed by the Group.

2.

Significant accounting policies (continued)

Participating business, consisting of
contracts with DPF, is distinct from other insurance and investment contracts as the Group has discretion as to either the amount or the timing of the benefits declared.  In some geographical markets, participating business is written in a participating fund which is distinct from the other assets of the operating unit or branch.  The allocation of benefits from the assets held in such participating funds is subject to minimum policyholder participation mechanisms which are established by applicable regulations.  The extent of such policyholder participation may change over time.
The Group accounts for insurance contract liabilities for participating business written in participating funds by establishing a liability for the present value of guaranteed benefits less estimated future net premiums to be collected from policyholders.  In addition, an insurance liability is recorded for the proportion of the net assets of the participating fund that would be allocated to policyholders assuming all relevant surplus at the date of the consolidated statement of financial position were to be declared as a policyholder dividend based upon applicable regulations.  Establishing these liabilities requires the exercise of significant judgment.  In addition, the assumption that all relevant performance is declared as a policyholder dividend may not be borne out in practice.  The Group accounts for other participating business by establishing a liability for the present value of guaranteed benefits and non-guaranteed participation, less estimated future net premiums to be collected from policyholders.
The judgments exercised in the valuation of insurance contract liabilities (including contracts with DPF) affect the amounts recognised in the consolidated financial statements as insurance contract benefits and insurance contract liabilities.

Deferred policy acquisition and origination costs

The costs of acquiring new insurance contracts, including commission, underwriting and other policy issue expenses which vary with and are primarily related to the production of new business or renewal of existing business, are deferred as an asset.
Deferred acquisition costs are assessed for recoverability in the year of policy issue to ensure that these costs are recoverable out of the estimated future margins to be earned on the policy.  Deferred acquisition costs are assessed for recoverability at least annually thereafter.
Future investment income is also taken into account in assessing recoverability.
To the extent that acquisition costs are not considered to be recoverable at inception or thereafter, these costs are expensed in the consolidated income statement.
Deferred acquisition costs for traditional life insurance and annuity policies are amortised over the expected life of the contracts as a constant percentage of expected premiums.
Expected premiums are estimated at the date of policy issue and are applied consistently throughout the life of the contract unless a deficiency occurs when performing liability adequacy testing.
Deferred acquisition costs
for universal life and investment-linked contracts are amortised over the expected life of the contracts in a majority of cases based on a constant percentage of the present value of estimated gross profits expected to be realised over the life of the contract.  Estimated gross profits include expected amounts for mortality, administration, investment and surrenders, less benefit claims in excess of policyholder balances, administrative expenses and interest credited.
The interest rate used to compute the present value of estimates of expected gross profits is based on the Group's estimate of the investment performance of the assets held to match these liabilities.
Estimates of gross profits are revised regularly.  Deviations of actual results from estimated experience are reflected in earnings.  The expensing of acquisition costs is accelerated following adverse investment performance.  Likewise, in periods of favourable investment performance, previously expensed acquisition costs are reversed, not exceeding the amount initially deferred.
The costs of acquiring investment contracts with investment management services, including commissions and other incremental expenses directly related to the issue of each new contract, are deferred and amortised over the period that investment management service provided.  Such deferred origination costs are tested for recoverability at each reporting date.  The costs of acquiring investment contracts without investment management services are included as part of the effective interest rate used to calculate the amortised cost of the related investment contract liabilities.
The judgments exercised in the deferral and amortisation of acquisition and origination costs affect amounts recognised in the consolidated financial statements as deferred acquisition and origination costs and insurance and investment contract benefits.

2.

Significant accounting policies (continued)

Liability adequacy testing

The Group
evaluates the adequacy of its insurance and investment contract liabilities at least annually.  Liability adequacy is assessed by portfolio of contracts in accordance with the Group's manner of acquiring, servicing and measuring the profitability of its insurance contracts.  The Group performs liability adequacy testing separately for each geographical market in which it operates.
For traditional life insurance contracts, insurance contract liabilities, reduced by deferred acquisition costs and value of business acquired on acquired insurance contracts are compared with the gross premium valuation calculated on a best estimate basis, as of the valuation date.  If there is a deficiency, the unamortised balance of deferred acquisition costs and value of business acquired on acquired insurance contracts are written down to the extent of the deficiency.  If, after writing down deferred acquisition costs for the specific portfolio of contracts to nil, a deficiency still exists, the net liability is increased by the amount of the remaining deficiency.
For universal life and investment contracts, deferred acquisition costs, net of unearned revenue liabilities, are compared to estimated gross profits.  If a deficiency exists, deferred acquisition costs are written down.
Significant judgment is exercised in determining the level of aggregation at which liability adequacy testing is performed and in selecting best estimate assumptions.
The judgments exercised in liability adequacy testing affect amounts recognised in the consolidated financial statements as commission and other acquisition expenses, deferred acquisition costs and insurance contract benefits and insurance and investment contract liabilities.

Financial assets at fair value through profit or loss

The Group designates financial assets at fair value through profit or loss if this eliminates or reduces an accounting mismatch between the recognition and measurement of its assets and liabilities, or if the related assets and liabilities are actively managed on a fair value basis.  This is the case for:
·
financial assets held to back investment-linked contracts and held by participating funds;
·
financial assets managed on a fair value basis; and
·
compound instruments containing an embedded derivative which would otherwise require bifurcation.

Available for sale financial assets

The available for sale category of financial assets is used where the relevant investments are not managed on a fair value basis.  These assets principally consist of the Group's holding of shares of AIG and the Group's portfolio of debt securities (other than those backing participating fund liabilities and investment-linked contracts).  Available for sale financial assets are initially recognised at fair value plus attributable transaction costs and are subsequently measured at fair value.  Changes in the fair value of available for sale securities, except for impairment losses and foreign exchange gains and losses on monetary items, are recorded in a separate fair value reserve within total equity, until such securities are disposed of.
The classification and designation of financial assets, either as at fair value through profit or loss, or as available for sale, determines whether movements in fair value are reflected in the consolidated income statement or in the consolidated statement of comprehensive income respectively.

Fair values of financial assets

The Group determines the fair values of financial assets traded in active markets using quoted bid prices as of each reporting date.  The fair values of financial assets that are not traded in active markets are typically determined using a variety of other valuation techniques, such as prices observed in recent transactions and values obtained from current bid prices of comparable investments.  More judgment is used in measuring the fair value of financial assets for which market observable prices are not available or are available only infrequently.
Changes in the fair value of financial assets held by the Group's participating funds affect not only the value of financial assets, but are also reflected in corresponding movements in insurance and investment contract liabilities. This is due to an insurance liability being recorded for the proportion of the net assets of the participating funds that would be allocated to policyholders if all relevant surplus at the date of the consolidated statement of financial position were to be declared as a policyholder dividend based on current local regulations.  Both of the foregoing changes are reflected in the consolidated income statement.

2.      Significant accounting policies (continued)

Changes in the fair value of financial assets held to back the Group's investment-linked contracts result in a corresponding change in insurance and investment contract liabilities.  Both of the foregoing changes are also reflected in the consolidated income statement.

Impairment of

financial assets

Financial assets, other than those at fair value through profit or loss, are assessed for impairment regularly.  This requires the exercise of significant judgment.  A financial investment is impaired if its carrying value exceeds the estimated recoverable amount and there is objective evidence of impairment to the investment.
Use of estimates
All estimates are based on management's knowledge of current facts and circumstances, assumptions based on that knowledge and predictions of future events and actions.  Actual results can always differ from those estimates, possibly significantly.
The table below sets out those items we consider particularly sensitive to changes in estimates and assumptions, and the relevant accounting policy.
Item	Accounting policy

Insurance and investment contract liabilities	2.5
Deferred acquisition and origination costs	2.5
Liability adequacy testing	2.5.1
Impairment of financial instruments classified as available for sale	2.6.3
Fair value of financial instruments not traded in active markets	2.6.2
Further details of estimation uncertainty in respect of the valuation and impairment of financial instruments are given in Notes 23 and 31 respectively.  Further details of the estimation of amounts for insurance and investment contract liabilities and deferred acquisition and origination costs are given in Notes 26, 27, 28 and 20 respectively.

2.4     Basis of consolidation

Subsidiaries
Subsidiaries are those entities (including special purpose entities) over which the Group, directly or indirectly, has power to exercise control over financial and operating policies in order to gain economic benefits.  Subsidiaries are consolidated from the date on which control is transferred to the Group and are excluded from consolidation from the date at which the Group no longer has control.  Intercompany transactions are eliminated.
From 1 December 2006, the date of transition to IFRS, the Group is required to use the purchase method of accounting to account for the acquisition of subsidiaries, unless the acquisition forms part of the Group reorganisation of entities under common control (see Note 1).  Under this method, the cost of an acquisition is measured as the fair value of consideration payable, shares issued or liabilities assumed at the date of acquisition.  The excess of the cost of acquisition over the fair value of the net assets of the subsidiary acquired is recorded as goodwill (see 2.11 below).  Any surplus of the acquirer's interest in the subsidiary's net assets over the cost of acquisition is credited to the consolidated income statement.
The consolidated financial statements of the Group include the assets, liabilities and results of the Company and subsidiaries in which AIA Group Limited has a controlling interest, using accounts drawn up to 30 November.

2.      Significant accounting policies (continued)

Investment funds
In several countries, the Group has invested in investment funds, such as mutual funds and unit trusts.  These invest mainly in equities, debt securities and cash and cash equivalents.  The Group's percentage ownership in these funds can fluctuate from day to day according to the Group's and third party participation in them.  Where the Group is deemed to control such funds, with control determined based on an analysis of the guidance in IAS 27 and SIC 12, they are consolidated, with the interests of parties other than the Group being classified as liabilities because there is a contractual obligation for the issuer to repurchase or redeem units in such funds for cash.  These are presented as 'Third party interests in consolidated investment funds' within other liabilities in the consolidated statement of financial position.  In instances where the Group's ownership of investment funds declines marginally below 50% and, based on historical analysis and future expectations, the decline in ownership is expected to be temporary, the funds continue to be consolidated as subsidiaries under IAS 27.  Likewise, marginal increases in ownership of investment funds above 50% which are expected to be temporary are not consolidated.  Where the Group does not control such funds, they are not accounted for as associates and are, instead, carried at fair value through profit or loss within financial investments in the consolidated statement of financial position.
Non-controlling interests
Non-controlling interests are presented within equity except when they arise through the minority's interest in puttable liabilities such as the unit holders' interest in consolidated investment funds, when they are recognised as a liability, reflecting the net assets of the consolidated entity.
Acquisitions and disposals of non-controlling interests, except when they arise through the minority's interest in puttable liabilities, are treated as transactions between equity holders.  As a result, any difference between the acquisition cost or sale price of the non-controlling interest and the carrying value of the non-controlling interest is recognised as an increase or decrease in equity.
Group reorganisations and business combinations
Group reorganisations and business combinations arising from transfers of interests in entities that are under common control throughout all periods presented are accounted for as if they had occurred at the beginning of the earliest period presented in these consolidated financial statements.  The assets and liabilities acquired are measured at the carrying amounts recognised previously in AIG's consolidated financial statements, converted, where appropriate, to the Group's IFRS accounting policies.  The components of equity of the acquired entities are added to the same components within equity, except that any share capital of the acquired entities is recognised as part of other reserves.
Associates and joint ventures
Associates are entities over which the Group has significant influence, but which it does not control.  Generally, it is presumed that the Group has significant influence if it has between 20% and 50% of voting rights.  Joint ventures are entities whereby the Group and other parties undertake an economic activity which is subject to joint control arising from a contractual agreement.
Gains on transactions between the Group and its associates and joint ventures are eliminated to the extent of the Group's interest in the associates and joint ventures.  Losses are also eliminated, unless the transaction provides evidence of an impairment of an asset transferred between entities.
Investments in associates and joint ventures are accounted for using the equity method of accounting.  Under this method, the cost of the investment in an associate or joint venture, together with the Group's share of that entity's post acquisition changes to equity, is included as an asset in the consolidated statement of financial position.  Cost includes goodwill arising on acquisition.  The Group's share of post acquisition profits or losses is recognised in the consolidated income statement and its share of post acquisition movement in equity is recognised in equity.  Equity accounting is discontinued when the Group no longer has significant influence over the investment.  If the Group's share of losses in an associate or joint venture equals or exceeds its interest in the undertaking, additional losses are provided for, and a liability recognised, only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate or joint venture.

2.      Significant accounting policies (continued)

The Company's investments
In the Company statement of financial position, subsidiaries, associates and joint ventures are stated at cost, unless impaired.  No such impairment has arisen during the reporting period.  The Company's interests in investment funds such as mutual funds and unit trusts are designated at fair value through profit or loss.

2.5     Insurance and investment contracts

Consistent accounting policies for the measurement and recognition of insurance and investment contracts have been adopted throughout the Group to substantially all of its business with effect from the date of adoption of IFRS.  As permitted by IFRS 4, the Group has revised its previous accounting policies prior to the adoption of IFRS for certain insurance and investment contracts in order to make the consolidated financial statements more relevant and no less reliable to the economic decision making needs of users than the accounting policies previously adopted, primarily through the adoption of a consistent accounting basis for the Group.
In a limited number of cases, the Group measures insurance contract liabilities with reference to statutory requirements in the applicable jurisdiction, without deferral of acquisition costs.
Product classification
Insurance contracts are those contracts that transfer significant insurance risk.  These contracts may also transfer financial risk.  Significant insurance risk is defined as the possibility of paying significantly more in a scenario where the insured event occurs than in a scenario in which it does not.  Scenarios considered are those with commercial substance.
Investment contracts are those contracts without significant insurance risk.
Once a contract has been classified as an insurance or investment contract no reclassification is subsequently performed, unless the terms of the agreement are later amended.
Certain contracts with DPF
supplement the amount of guaranteed benefits due to policyholders.  These contracts are distinct from other insurance and investment contracts as the Group has discretion in the amount and/or timing of the benefits declared, and how such benefits are allocated between groups of policyholders.  Customers may be entitled to receive, as a supplement to guaranteed benefits, additional benefits or bonuses:
·
t
hat are likely to be a significant portion of the total contractual benefits;
·
whose amount or timing is contractually at the discretion of the Group; and
·
that are contractually based on:
-
the performance of a specified pool of contracts or a specified type of contract;
-
realised and/or unrealised investment returns on a specified pool of assets held by the issuer; or
-
the profit or loss of the company, fund or other entity that issues the contract.
The Group applies the same accounting policies for the recognition and measurement of obligations and the deferral of acquisition costs arising from investment contracts with DPF as it does to insurance contracts.
The Group refers to such contracts as participating business.
In some jurisdictions participating business is written in a participating fund which is distinct from the other assets of the company or branch.  The allocation of benefits from the assets held in such participating funds is subject to minimum policyholder participation mechanisms which are established by regulation.  The extent of such policy participation may change over time.  The current policyholder participation in declared dividends for locations with participating funds is set out below
:
Country	Current policyholder participation
Singapore	90%
Malaysia	90%
China	70%
Australia	80%
Brunei	80%
In some jurisdictions participating business is not written in a distinct fund and the Group refers to this as other participating business.

2.      Significant accounting policies (continued)
The Group's products may be divided into the following main categories:
Policy type		Description of benefits payable	Basis of accounting for:
			Insurance contract liabilities	Investment contract liabilities
Traditional participating life assurance with DPF	Participating funds
Participating products combine protection with a savings element.  The basic sum assured, payable on death or maturity, may be enhanced by dividends or bonuses, the aggregate amount of which is determined by the performance of a distinct fund of assets and liabilities
The timing of dividend and bonus declarations is at the discretion of the insurer. Local regulations generally prescribe a minimum proportion of policyholder participation in declared dividends

Insurance contract liabilities make provision for the present value of guaranteed benefits less estimated future net premiums to be collected from policyholders. In addition, an insurance liability is recorded for the proportion of the net assets of the participating fund that would be allocated to policyholders, assuming all performance would be declared as a dividend based upon local regulations
Not applicable, as IFRS 4 permits contracts with DPF to be accounted for as insurance contracts
Other participating business
Participating products combine protection with a savings element.  The basic sum assured, payable on death or maturity, may be enhanced by dividends or bonuses, the timing or amount of which are at the discretion of the insurer taking into account factors such as investment experience
			Insurance contract liabilities make provision for the present value of guaranteed benefits and non-guaranteed participation less estimated future net premiums to be collected from policyholders	Not applicable, as IFRS 4 permits contracts with DPF to be accounted for as insurance contracts
Non-participating life assurance, annuities and other protection products		Benefits payable are not at the discretion of the insurer
Insurance contract liabilities reflect the present value of future policy benefits to be paid less the present value of estimated future net premiums to be collected from policyholders.  In addition, deferred profit liabilities for limited payment contracts are recognised
Investment contract liabilities are measured at amortised cost
Universal life		Benefits are based on an account balance, credited with interest at a rate set by the insurer, and a death benefit, which may be varied by the customer
Insurance contract liabilities reflect the accumulation value, representing premiums received and investment return credited, less deductions for front end loads, mortality and morbidity costs and expense charges. In addition, liabilities for unearned revenue and additional insurance benefits are recorded
Not applicable as such contracts generally contain significant insurance risk
Investment-linked		These may be primarily savings products or may combine savings with an element of protection.
Insurance contract liabilities reflect the accumulation value, representing premiums received and investment return credited, less deductions for front end loads, mortality and morbidity costs and expense charges. In addition, liabilities for unearned revenue and additional insurance benefits are recorded
Investment contract liabilities are measured at fair value (determined with reference to the accumulation value)
The basis of accounting for insurance and investment contracts is discussed in Notes 2.5.1 and 2.5.2 below.

2.      Significant accounting policies (continued)

2.5.1    Insurance contracts and investment contracts with DPF
Premiums
Premiums from life insurance contracts, including participating policies and annuity policies with life contingencies, are recognised as revenue when due from the policyholder.  Benefits and expenses are provided in respect of such revenue so as to recognise profits over the estimated life of the policies.  For single premium and limited pay contracts, premiums are recognised in profit or loss when due, with any excess profit deferred and recognised in income in a constant relationship to the insurance in-force or, for annuities, the amount of expected benefit payments.
Amounts collected as premiums from insurance contracts with investment features but with sufficient insurance risk to be considered insurance contracts, such as universal life, and certain investment-linked contracts, are accumulated as deposits.  Revenue from these contracts consists of policy fees for the cost of insurance, administration, and surrenders during the period.  Premiums and policy fees on such contracts are reported as turnover and are determined as amounts received and receivable in the reporting period.
Upfront fees are recognised over the estimated life of the contracts to which they relate.  Policy benefits and claims that are charged to expenses include benefit claims incurred in the period in excess of related policyholder contract deposits and interest credited to policyholder deposits.
Unearned revenue liability
Unearned revenue liability arising from insurance contracts representing upfront fees and other non-level charges is deferred and released to the consolidated income statement over the estimated life of the business.
Deferred acquisition costs
The costs of acquiring new business, including commissions, underwriting and other policy issue expenses, which vary with and are primarily related to the production of new business, are deferred.  Deferred acquisition costs are subject to the testing of recoverability when issued and at least annually thereafter.  Future investment income is taken into account in assessing recoverability.
Deferred acquisition costs for life insurance and annuity policies are amortised over the expected life of the contracts as a constant percentage of expected premiums.  Expected premiums are estimated at the date of policy issue and are consistently applied throughout the life of the contract unless a deficiency occurs when performing liability adequacy testing (see below).
Deferred acquisition costs for universal life and investment-linked contracts are amortised over the expected life of the contracts in the majority of cases based on a constant percentage of the present value of estimated gross profits expected to be realised over the life of the contract.  Estimated gross profits include expected amounts to be assessed for mortality, administration, investment and surrenders, less benefit claims in excess of policyholder balances, administrative expenses and interest credited.  Estimated gross profits are revised regularly. The interest rate used to compute the present value of revised estimates of expected gross profits is the latest revised rate applied to the remaining benefit period.  Deviations of actual results from estimated experience are reflected in earnings.
Unamortised acquisition costs associated with internally replaced contracts that are, in substance, contract modifications, continue to be deferred and amortised.  Any remaining unamortised balance of deferred acquisition costs associated with internally replaced contracts that are, in substance, new contracts, are expensed.

2.      Significant accounting policies (continued)

Deferred sales inducements
Deferred sales inducements, consisting of day one bonuses, persistency bonuses and enhanced crediting rates are deferred and amortised using the same methodology and assumptions used to amortise acquisition costs when:
·
the sales inducements are recognised as part of insurance contract liabilities;
·
they are explicitly identified in the contract on inception;
·
they are incremental to amounts credited on similar contracts without sales inducements; and
·
they are higher than the expected ongoing crediting rates for periods after the inducement.
Unbundling
The deposit component of an insurance contract is unbundled when both of the following conditions are met:
·
t
he deposit component (including any embedded surrender option) can be measured separately (i.e. without taking into account the insurance component); and
·
the Group's accounting policies do not otherwise require the recognition of all obligations and rights arising from the deposit component.
Bifurcation
To the extent that certain
of the Group's insurance contracts include embedded derivatives that are not clearly and closely related to the host contract, these are bifurcated from the insurance contracts and accounted for as derivatives.
Benefits and claims
Insurance contract benefits reflect the cost of all maturities, surrenders, withdrawals and claims arising during the year, including claims handling costs, as well as policyholder dividends accrued in anticipation of dividend declarations.
Accident and health claims incurred include all losses occurring during the year, whether reported or not, related handling costs, a reduction for recoveries, and any adjustments to claims outstanding from previous years.
Claims handling costs include internal and external costs incurred in connection with the negotiation and settlement of claims, and are included in operating expenses.
Insurance contract liabilities (including liabilities in respect of investment contracts with DPF)
These represent the estimated future policyholder benefit liability for life insurance policies.
Future policy benefits for life insurance policies are calculated using a net level premium valuation method which represents the present value of estimated future policy benefits to be paid, less the present value of estimated future net premiums to be collected from policyholders.  The method uses best estimate assumptions set at the policy inception date, adjusted for a provision for the risk of adverse deviation for mortality, morbidity, expected investment yields, dividends (for other participating business), surrenders and expenses, which remain locked in thereafter, unless a deficiency arises on liability adequacy testing (see below).
Interest rate assumptions can vary by country, year of issuance and product.  Mortality assumptions are based on actual experience by geographic area and are modified to allow for variations in policy form.  Surrender assumptions are based on actual experience by geographic area and are modified to allow for variations in policy form.
For contracts with an explicit account balance, such as universal life and investment-linked contracts, insurance contract liabilities are equal to the accumulation value, which represents premiums received and investment returns credited to the policy less deductions for mortality and morbidity costs and expense charges.
Settlement options are accounted for as an integral component of the underlying insurance or investment contract unless they provide annuitisation benefits, in which case an additional liability is established to the extent that the present value of expected annuitisation payments at the expected annuitisation date exceeds the expected account balance at that date.  Where settlement options have been issued with guaranteed rates less than market interest rates, the insurance or investment contract liability does not reflect any provision for subsequent declines in market interest rates unless a deficiency is identified through liability adequacy testing.

2.      Significant accounting policies (continued)

The Group accounts for participating policies within participating funds by establishing a liability for the present value of guaranteed benefits less estimated future net premiums to be collected from policyholders.  In addition, an insurance liability is recorded for the proportion of the net assets of the participating fund that would be allocated to policyholders assuming all performance were to be declared as a dividend based upon local regulations.  The Group accounts for other participating business by establishing a liability for the present value of guaranteed benefits and non-guaranteed participation, less estimated future net premiums to be collected from policyholders.
Liability adequacy testing
The adequacy of liabilities is assessed by portfolio of contracts, in accordance with the Group's manner of acquiring, servicing and measuring the profitability of its insurance contracts.  Liability adequacy testing is performed for each geographic market.
For traditional life insurance contracts, insurance contract liabilities reduced by deferred acquisition costs and value of business acquired on acquired insurance contracts, are compared to the gross premium valuation calculated on a best estimate basis, as of the valuation date.  If there is a deficiency, the unamortised balance of deferred acquisition cost and value of business acquired on acquired insurance contracts are written down to the extent of the deficiency.  If, after writing down the unamortised balance for the specific portfolio of contracts to nil, a deficiency still exists, the net liability is increased by the amount of the remaining deficiency.
For universal life and investment contracts, deferred acquisition costs, net of unearned revenue liabilities, are compared to estimated gross profits.  If a deficiency exists, deferred acquisition costs are written down.
Financial guarantees
Financial guarantees are regarded as insurance contracts. Liabilities in respect of such contracts are recognised as incurred.
2.5.2    Investment contracts
Investment contracts do not contain sufficient insurance risk to be considered insurance contracts and are accounted for as a financial liability, other than investment contracts with DPF which are excluded from the scope of IAS 39 and are accounted for as insurance contracts.
Revenue from these contracts consists of various charges (policy fees, handling fees, management fees and surrender charges) made against the contract for the cost of insurance, expenses and early surrender.  First year charges are amortised over the life of the contract as the services are provided.

2.      Significant accounting policies (continued)

Investment contract fee revenue
Customers are charged fees for policy administration, investment management, surrenders or other contract services.  The fees may be fixed amounts or vary with the amounts being managed, and will generally be charged as an adjustment to the policyholder's account balance.  The fees are recognised as revenue in the period in which they are received unless they relate to services to be provided in future periods, in which case they are deferred and recognised as the service is provided.
Origination and other 'upfront' fees (fees that are assessed against the account balance as consideration for origination of the contract) are charged on some non-participating investment and pension contracts.  Where the investment contract is recorded at amortised cost, these fees are amortised and recognised over the expected term of the policy as an adjustment to the effective yield.  Where the investment contract is measured at fair value, the front end fees that relate to the provision of investment management services are amortised and recognised as the services are provided.
Deferred origination costs
The costs of acquiring investment contracts with investment management services, including commissions and other incremental expenses directly related to the issue of each new contract, are deferred and amortised over the period that services are provided.  Deferred origination costs are tested for recoverability at each reporting date.
The costs of acquiring new investment contracts without investment management services are included as part of the effective interest rate used to calculate the amortised cost of the related investment contract liabilities.
Investment contract liabilities
Deposits received in respect of investment contracts are not accounted for through the consolidated income statement, except for the investment income and fees attributable to those contracts, but are accounted for directly through the consolidated statement of financial position as an adjustment to the investment contract liability, which reflects the account balance.
The majority of the Group's contracts classified as investment contracts are investment-linked contracts. These represent investment portfolios maintained to meet specific investment objectives of policyholders who generally bear the credit and market risks on those investments.  The liabilities are carried at fair value determined with reference to the accumulation value (current unit value) with changes recognised in income.  The costs of policy administration, investment management, surrender charges and certain policyholder taxes assessed against customers' account balances are included in revenue, and accounted for as described under Investment contract fee revenue above.
Non investment-linked investment contract liabilities are carried at amortised cost, being the fair value of consideration received at the date of initial recognition, less the net effect of principal payments such as transaction costs and front end fees, plus or minus the cumulative amortisation using the effective interest rate method of any difference between that initial amount and the maturity value, and less any write down for surrender payments.  The effective interest rate equates the discounted cash payments to the initial amount.  At each reporting date, the unearned revenue liability is determined as the value of the future best estimate cash flows discounted at the effective interest rate.  Any adjustment is immediately recognised as income or expense in the consolidated income statement.
The amortised cost of the financial liability is never recorded at less than the amount payable on surrender, discounted for the time value of money where applicable, if the investment contract is subject to a surrender option.

2.      Significant accounting policies (continued)

2.5.3       Insurance and investment contracts
Reinsurance
The Group cedes reinsurance in the normal course of business, with retentions varying by line of business.  The cost of reinsurance is accounted for over the life of the underlying reinsured policies, using assumptions consistent with those used to account for such policies.
Premiums ceded and claims reimbursed are presented on a gross basis in the consolidated income statement and statement of financial position.
Reinsurance assets consist of amounts receivable in respect of ceded insurance liabilities.  Amounts recoverable from reinsurers are estimated in a manner consistent with the reinsured insurance or investment contract liabilities or benefits paid and in accordance with the relevant reinsurance contract.
To the extent that reinsurance contracts principally transfer financial risk (as opposed to insurance risk) they are accounted for directly through the consolidated statement of financial position and are not included in reinsurance assets or liabilities.  A deposit asset or liability is recognised, based on the consideration paid or received less any explicitly identified premiums or fees to be retained by the reinsured.
If a reinsurance asset is impaired, the Group reduces the carrying amount accordingly and recognises that impairment loss in the consolidated income statement.  A reinsurance asset is impaired if there is objective evidence, as a result of an event that occurred after initial recognition of the reinsurance asset, that the Group may not receive all amounts due to it under the terms of the contract, and the impact on the amounts that the Group will receive from the reinsurer can be reliably measured.
Value of business acquired ('VOBA')
The value of business acquired ('VOBA') in respect of a portfolio of long term insurance and investment contracts, either directly or through the purchase of a subsidiary, is recognised as an asset.  If this results from the acquisition of an investment in a joint venture or an associate, the VOBA is held within the carrying amount of that investment.  In all cases, the VOBA is amortised over the estimated life of the contracts in the acquired portfolio on a systematic basis.  The rate of amortisation reflects the profile of the value of in-force business acquired.  The carrying value of VOBA is reviewed annually for impairment and any reduction is charged to the consolidated income statement.
Shadow accounting
Shadow accounting is applied to insurance and certain investment contracts where financial assets backing insurance and investment contracts liabilities are classified as available for sale.  Shadow accounting is applied to deferred acquisition costs, VOBA, deferred origination costs and the contract liabilities for investment contracts with DPF to take into account the effect of unrealised gains or losses on insurance liabilities or assets that are recognised in equity in the same way as for a realised gain or loss recognised in the consolidated income statement.  Such assets or liabilities are adjusted with corresponding charges or credits recognised directly in shareholders' equity as a component of the related unrealised gains and losses.
Other assessments and levies
The Group is potentially subject to various periodic insurance related assessments or guarantee fund levies.  Related provisions are established where there is a present obligation (legal or constructive) as a result of a past event.  Such amounts are not included in insurance or investment contract liabilities but are included under 'Provisions' in the consolidated statement of financial position.

2.      Significant accounting policies (continued)

2.6     Financial instruments

2.6.1    Classification of and designation of financial instruments
Financial instruments at fair value through profit or loss
Financial instruments at fair value through profit or loss comprise two categories:
·
financial assets designated at fair value through profit or loss; and
·
derivative assets and liabilities.
Management designates financial assets at fair value through profit or loss if this eliminates a measurement inconsistency or if the related assets and liabilities are actively managed on a fair value basis, including:
·
financial assets held to back investment-linked contracts and participating funds;
·
other financial assets managed on a fair value basis; consisting of the Group's equity portfolio (other than its holding of shares of AIG which are now managed on a fair value basis) and investments held by the Group's fully consolidated investment funds; and
·
compound instruments containing an embedded derivative, where the embedded derivative would otherwise require bifurcation.
Dividend income from equity instruments designated at fair value through profit or loss is recognised in investment income in the consolidated income statement, generally when the security becomes ex-dividend. Interest income is recognised on an accrued basis.  For all financial assets designated at fair value through profit or loss, changes in fair value are recognised in investment experience.
Transaction costs in respect of financial instruments at fair value through profit or loss are expensed as they are incurred.
Available for sale financial assets
Financial assets, other than those at fair value through profit or loss, and loans and receivables, are classified as available for sale.
The available for sale category is used where the relevant investments backing insurance and investment contract liabilities and shareholders' equity are not managed on a fair value basis.  These principally consist of the Group's debt securities (other than those backing participating funds and investment-linked contracts) and the Group's holding of shares in AIG.  Available for sale financial assets are initially recognised at fair value plus attributable transaction costs.  For available for sale debt securities, the difference between their cost and par value is amortised.  Available for sale financial assets are subsequently measured at fair value.  Interest income from debt securities classified as available for sale is recognised in investment income in the consolidated income statement using the effective interest method.
Unrealised gains and losses on securities classified as available for sale are analysed between differences resulting from foreign currency translation, and other fair value changes.  Foreign currency translation differences on monetary available for sale investments, such as debt securities, are recognised in the consolidated income statement as investment experience.  For impairments of available for sale financial assets reference is made to the section 'Impairment of other financial assets'.
Changes in the fair value of securities classified as available for sale, except for impairment losses and relevant foreign exchange gains and losses, are recorded in a separate fair value reserve within equity.
Realised gains and losses on financial assets
Realised gains and losses on available for sale financial assets are determined as the difference between the sale proceeds and amortised cost.  Cost is determined by specific identification.
Recognition of financial instruments
Purchases and sales of financial instruments are recognised on the trade date, which is the date at which the Group commits to purchase or sell the assets.

2.      Significant accounting policies (continued)

Derecognition and offset of financial assets
Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or where the Group has transferred substantially all risks and rewards of ownership.  If the Group neither transfers nor retains substantially all the risks and rewards of ownership of a financial asset, it derecognises the financial asset if it no longer has control over the asset.  In transfers where control over the asset is retained, the Group continues to recognise the asset to the extent of its continuing involvement.  The extent of continuing involvement is determined by the extent to which the Group is exposed to changes in the fair value of the asset.
Financial assets and liabilities are offset and the net amount reported in the consolidated statement of financial position only when there is a legally enforceable right to offset the recognised amounts and there is an intention to settle on a net basis, or realise the asset and settle the liability simultaneously.
Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.  They are initially recognised at fair value plus transaction costs.  Subsequently, they are carried at amortised cost using the effective interest rate method less any impairment losses.  Interest income from loans and receivables is recognised in investment income in the consolidated income statement using the effective interest rate method.
Term deposits
Deposits include time deposits with financial institutions which do not meet the definition of cash and cash equivalents as their maturity at acquisition exceeds three months.  Certain of these balances are subject to regulatory or other restriction as disclosed in Note 21 Loans and Receivables.  Deposits are stated at face value.
Cash and cash equivalents
Cash and cash equivalents include cash in hand, deposits held at call with banks, and other short term highly liquid investments with maturities at acquisition of three months or less, which are held for cash management purposes.  Cash and cash equivalents also include cash received as collateral for securities lending as well as cash and cash equivalents held for the benefit of policyholders in connection with investment-linked products.  Cash and cash equivalents are stated at face value.
2.6.2.   Fair values of non-derivative financial assets
The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, having regard to the specific characteristics of the asset or liability concerned, assuming that the transfer takes place in the most advantageous market to which the Group has access.  The fair values of financial instruments traded in active markets (such as financial instruments at fair value through profit or loss and available for sale securities) are based on quoted market prices at the date of the consolidated statement of financial position.  The quoted market price used for financial assets held by the Group is the current bid price.  The fair values of financial instruments that are not traded in active markets are determined using valuation techniques.  The Group uses a variety of methods and makes assumptions that are based on market conditions at the date of each consolidated statement of financial position.  The objective of using a valuation technique is to estimate the price at which an orderly transaction would take place between market participants at the date of the consolidated statement of financial position.
Financial instruments carried at fair value are measured using a fair value hierarchy described in Note 23.
The degree of judgment used in measuring the fair value of financial instruments generally correlates with the level of pricing observability.  Pricing observability is affected by a number of factors, including the type of financial instrument, whether the financial instrument is new to the market and not yet established, the characteristics specific to the transaction and general market conditions.

2.      Significant accounting policies (continued)

2.6.3.   Impairment of financial assets
General
Financial assets are assessed for impairment on a regular basis.  A financial asset is impaired if its carrying value exceeds the estimated recoverable amount and there is objective evidence of impairment to the financial asset.
The Group assesses at each reporting date whether there is objective evidence that a financial asset or group of financial assets is impaired.  A financial asset or group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that have occurred after the initial recognition of the asset (a 'loss event') and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.
Objective evidence that a financial asset or group of assets is impaired includes observable data that comes to the attention of the Group about the following events:
·
significant financial difficulty of the issuer or debtor;
·
a breach of contract, such as a default or delinquency in payments;
·
it becomes probable that the issuer or debtor will enter bankruptcy or other financial reorganisation;
·
the disappearance of an active market for that financial asset because of financial difficulties; or
·
observable data, including market prices, indicating that there is a potential decrease in the estimated future cash flows since the initial recognition of those assets, including:
-
adverse changes in the payment status of issuers
-
national or local economic conditions that correlate with increased default risk.
The Group first assesses whether objective evidence of impairment exists for financial assets that are individually significant.  If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment.  Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognised are not included in a collective assessment of impairment.
Available for sale financial instruments
When a decline in the fair value of an available for sale asset has been recognised in shareholders' equity and there is objective evidence that the asset is impaired, the cumulative loss already recognised directly in shareholders' equity is recognised in current period profit or loss.  The Group generally considers an available for sale equity instrument for evidence of impairment if the fair value is significantly below cost or has been below cost for a prolonged period.  If such assets are considered to be impaired, the amount of the cumulative loss that is removed from shareholders' equity and recognised in current period profit or loss is the difference between acquisition cost (net of any principal repayment and amortisation) and current fair value, less any impairment loss on that asset previously recognised.
If the fair value of a debt instrument classified as available for sale increases in a subsequent period, and the increase can be objectively related to an event occurring after the impairment loss was recognised in income, the impairment loss is reversed through profit or loss.  Impairment losses recognised in profit or loss on equity instruments classified as available for sale are not reversed.
Where, following the recognition of an impairment loss in respect of an available for sale debt security, the asset suffers further falls in value, such further falls are recognised as an impairment only in the case when objective evidence exists of a further impairment event to which the losses can be attributed.

2.      Significant accounting policies (continued)

Loans and receivables
For loans and receivables impairment is considered to have taken place if it is probable that the Group will not be able to collect principal and/or interest due according to the contractual terms of the instrument.  When impairment is determined to have occurred, the carrying amount is decreased through a charge to profit or loss.  The carrying amount of mortgage loans or receivables is reduced through the use of an allowance account, and the amount of any allowance is recognised as an impairment loss in profit or loss.  The allowance is determined using an analytical method based on knowledge of each loan group or receivable.  The method is usually based on historical statistics, adjusted for trends in the group of financial assets or individual accounts.
2.6.4.   Derivative financial instruments
Derivative financial instruments include foreign exchange contracts and interest rate swaps that derive their value mainly from underlying foreign exchange rates and interest rates.  All derivatives are initially recognised in the consolidated statement of financial position at their fair value, which represents their cost excluding transaction costs, which are expensed, giving rise to a day one loss.  They are subsequently remeasured at their fair value, with movements in this value recognised in profit or loss.  Fair values are obtained from quoted market prices or, if these are not available, by using valuation techniques such as discounted cash flow models or option pricing models.  All derivatives are carried as assets when the fair values are positive and as liabilities when the fair values are negative.
Derivative instruments for economic hedging
Whilst the Group enters into derivative transactions to provide economic hedges under the Group's risk management framework, it does not currently apply hedge accounting to these transactions.  This is either because the transactions would not meet the specific IFRS rules to be eligible for hedge accounting or the documentation requirements to meet hedge accounting criteria would be unduly onerous.  These transactions are therefore treated as held for trading and fair value movements are recognised immediately in investment experience.
Embedded derivatives
Embedded derivatives are derivatives embedded within other non-derivative host financial instruments to create hybrid instruments.  Where the economic characteristics and risks of the embedded derivatives are not closely related to the economic characteristics and risks of the host instrument, and where the hybrid instrument is not measured at fair value with changes in fair value recognised in profit or loss, the embedded derivative is bifurcated and carried at fair value as a derivative in accordance with IAS 39.

2.7     Segment reporting

An operating segment is a component of the Group that engages in business activity from which it earns revenues and incurs expenses and, for which, discrete financial information is available, and whose operating results are regularly reviewed by the Group's chief operating decision maker, considered to be the Executive Committee of the Group ('Exco').

2.8     Foreign currency translation

Income statements and cash flows of foreign entities are translated into the Group's presentation currency at average exchange rates for the year as this approximates to the exchange rates prevailing at the transaction date.  Their statements of financial position are translated at year or period end exchange rates.  Exchange differences arising from the translation of the net investment in foreign operations, are taken to the currency translation reserve within equity.  On disposal of a foreign operation such exchange differences are transferred out of this reserve and are recognised in the consolidated income statement as part of the gain or loss on sale.  As permitted by IFRS 1, the cumulative translation differences were deemed to be nil at the transition date to IFRS.
Foreign currency transactions are accounted for at the exchange rates prevailing at the date of the transactions.  Gains and losses resulting from the settlement of such transactions, and from the translation of monetary assets and liabilities denominated in foreign currencies into functional currency, are recognised in the consolidated income statement.

2.      Significant accounting policies (continued)

Translation differences on financial assets designated at fair value through profit or loss are included in investment experience.  For monetary financial assets classified as available for sale, translation differences are calculated as if they were carried at amortised cost and so are recognised in the consolidated income statement.  Foreign exchange movements on non-monetary equities that are accounted for as available for sale are included in the fair value reserve.

2.9     Property, plant and equipment

Property, plant and equipment is stated at historical cost less accumulated depreciation and any accumulated impairment losses.  Historical cost includes expenditure that is directly attributable to the acquisition of the items.  Depreciation is calculated using the straight line method to allocate cost less any residual value over the estimated useful life, generally:
Furniture, fixtures and office equipment	5 years
Buildings	20-40 years
Other assets	3-5 years
Freehold land	No depreciation
Subsequent costs are included in the carrying amount or recognised as a separate asset, as appropriate, when it is probable that future economic benefits will flow to the Group.  Repairs and maintenance are charged to the consolidated income statement during the financial period in which they are incurred.
Residual values and useful lives are reviewed and adjusted, if applicable, at each reporting date.  An asset is written down to its recoverable amount if the carrying value is greater than the estimated recoverable amount.
Any gain and loss arising on disposal of property, plant and equipment is measured as the difference between the net sale proceeds and the carrying amount of the relevant asset, and is recognised in the consolidated income statement.
The Government of the Hong Kong Special Administrative Region owns all the land in Hong Kong and permits its use under leasehold agreements. Where the cost of such leasehold is known, or can be reliably determined at the inception of the lease, the Group records its interest in leasehold land and land use rights separately as operating leases. These leases are recorded at original cost and amortised over the term of the lease (see 2.19).

2.10       Investment properties

Property held for long term rental that is not occupied by the Group is classified as investment property, and is carried at cost less accumulated depreciation and any accumulated impairment losses.
Investment property comprises freehold land and buildings.  Buildings located on land held on an operating lease are classified as investment property if held for long term rental and not occupied by the Group.  Where the cost of the land is known, or can be reliably determined at the inception of the lease, the Group records its interest in leasehold land and land use rights separately as operating leases (see 2.19).  These leases are recorded at original cost and amortised over the term of the lease.
Buildings that are held as investment properties are amortised on a straight line basis over their estimated useful lives of 20-40 years.
If an investment property becomes held for use, it is reclassified as property, plant and equipment.  Where a property is partly used as an investment property and partly for the use of the Group, these elements are recorded separately within property, plant and equipment and investment property respectively, where the component used as investment property would be capable of separate sale or finance lease.

2.      Significant accounting policies (continued)

2.11       Goodwill and other intangible assets

Goodwill
Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary, associate or joint venture at the date of acquisition.  Goodwill on acquisitions prior to 1 December 2006 (the date of transition to IFRS) is carried at book value (original cost less cumulative amortisation) on that date, less any impairment subsequently incurred.  Goodwill arising on the Group's investment in subsidiaries since that date is shown as a separate asset, whilst that on associates and joint ventures is included within the carrying value of those investments.
Other intangible assets
Other intangible assets consist primarily of acquired computer software and contractual relationships, such as access to distribution networks, and are amortised over their estimated useful lives.
Acquired computer software licences are capitalised on the basis of the costs incurred to acquire and bring to use the specific software.  Costs directly associated with the internal production of identifiable and unique software by the Group that will generate economic benefits exceeding those costs over a period greater than a year, are recognised as intangible assets.  All other costs associated with developing or maintaining computer software programmes are recognised as an expense as incurred.  Costs of acquiring computer software licences and incurred in the internal production of computer software are amortised using the straight line method over the estimated useful life of the software, which does not generally exceed a period of 3-15 years.
The amortisation charge for the year is included in the consolidated income statement under 'Other operating expenses'.

2.12       Impairment of non-financial assets

Property, plant and equipment, goodwill and other non-financial assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.  An impairment loss is recognised to the extent that the carrying amount of the asset exceeds its recoverable amount, which is the higher of the asset's net selling price and value in use.  For the purposes of assessing impairment, assets are grouped into cash generating units at the level of the Group's operating segments, the lowest level for which separately identifiable cash flows are reported.  The carrying value of goodwill and intangible assets with indefinite useful lives is reviewed at least annually or when circumstances or events indicate that there may be uncertainty over this value.

2.13       Securities lending including repurchase agreements

The Group is party to various securities lending agreements under which securities are loaned to third parties on a short term basis.  The loaned securities are not derecognised and so they continue to be recognised within the appropriate investment classification.
Assets sold under repurchase agreements (repos)
Assets sold under repurchase agreements continue to be recognised and a liability is established for the consideration received.  The Group may be required to provide additional collateral based on the fair value of the underlying assets, and such collateral assets remain on the consolidated statement of financial position.
Assets purchased under agreements to resell (reverse repos)
The Group enters into purchases of assets under agreements to resell (reverse repos).  Reverse repos are initially recorded at the cost of the loan or collateral advanced within the caption 'Loans and Receivables' in the consolidated statement of financial position.  In the event of failure by the counterparty to repay the loan the Group has the right to the underlying assets.

2.      Significant accounting policies (continued)

Collateral
The Group receives and pledges collateral in the form of cash or non-cash assets in respect of securities lending transactions, and repo and reverse repo transactions, in order to reduce the credit risk of these transactions.  The amount and type of collateral depends on an assessment of the credit risk of the counterparty.  Collateral received in the form of cash, which is not legally segregated from the Group, is recognised as an asset in the consolidated statement of financial position with a corresponding liability for the repayment.  Non-cash collateral received is not recognised on the consolidated statement of financial position unless the Group either sells or repledges these assets in the absence of default, at which point the obligation to return this collateral is recognised as a liability.  To further minimise credit risk, the financial condition of counterparties is monitored on a regular basis.
Collateral pledged in the form of cash which is legally segregated from the group is derecognised from the consolidated statement of financial position and a corresponding receivable established for its return.  Non-cash collateral pledged is not derecognised (except in the event of default) and therefore continues to be recognised in the consolidated statement of financial position within the appropriate financial instrument classification.

2.14       Borrowings

Borrowings are recognised initially at their issue proceeds less transaction costs incurred.  Subsequently, borrowings are stated at amortised cost, and any difference between net proceeds and redemption value is recognised in the consolidated income statement over the period of the borrowings using the effective interest rate method.  All borrowing costs are expensed as they are incurred, except for borrowing costs directly attributable to the development of investment properties and other qualifying assets, which are capitalised as part of the cost of the asset.

2.15       Income taxes

The current tax expense is based on the taxable profits for the year, including any adjustments in respect of prior years.  Tax is allocated to profit or loss before taxation and amounts charged or credited to equity as appropriate.
Deferred tax is recognised in respect of temporary differences between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements, except as described below.
The principal temporary differences arise from the basis of recognition of insurance and investment contract liabilities, revaluation of certain financial assets and liabilities including derivative contracts, deferred acquisition costs and the future taxes arising on the surplus in life funds where the relevant local tax regime is distributions based.  The rates enacted or substantively enacted at the date of the consolidated statement of financial position are used to determine deferred tax.
Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.  In countries where there is a history of tax losses, deferred tax assets are only recognised in excess of deferred tax liabilities if there is evidence that future profits will be available.
Deferred taxes are not provided in respect of temporary differences arising from the initial recognition of goodwill or from goodwill for which amortisation is not deductible for tax purposes, or from the initial recognition of an asset or liability in a transaction which is not a business combination and which affects neither accounting nor taxable profit or loss at the time of the transaction.
Deferred tax related to fair value re-measurement of available for sale investments and other amounts taken directly to equity, is recognised initially within the applicable component of equity.  It is subsequently recognised in the consolidated income statement, together with the gain or loss arising on the underlying item.
In addition to paying tax on shareholders' profits, certain of the Group's life insurance businesses pay tax on policyholders' investment returns ('policyholder tax') at policyholder tax rates.  Policyholder tax is accounted for as an income tax and is included in the total tax expense and disclosed separately.

2.      Significant accounting policies (continued)

2.16       Revenue

Investment return
Investment income consists of dividends, interest and rents receivable for the reporting period.  Investment experience comprises realised gains and losses, impairments and unrealised gains and losses on investments held at fair value through profit or loss.  Interest income is recognised as it accrues, taking into account the effective yield on the investment.  Rental income on investment property is recognised on an accruals basis.  Investment return consists of investment income and investment experience.
The realised gain or loss on disposal of an investment is the difference between the proceeds received, net of transaction costs, and its original cost or amortised cost as appropriate.  Unrealised gains and losses represent the difference between the carrying value at the year end and the carrying value at the previous year end or purchase price if purchased during the year, less the reversal of previously recognised unrealised gains and losses in respect of disposals made during the year.
Other fee and commission income
Other fee and commission income consists primarily of fund management fees, income from any incidental non-insurance activities, distribution fees from mutual funds, commissions on reinsurance ceded and commission revenue from the sale of mutual fund shares.  Reinsurance commissions receivable are deferred in the same way as acquisition costs.  All other fee and commission income is recognised as the services are provided.

2.17       Employee benefits

Annual leave and long service leave
Employee entitlements to annual leave and long service leave are recognised when they accrue to employees.  A provision is made for the estimated liability for annual leave and long service leave as a result of services rendered by employees up to the reporting date.
Post retirement benefit obligations
The Group operates a number of funded and unfunded post retirement employee benefit schemes, whose members receive benefits on either a defined benefit basis (generally related to salary and length of service) or a defined contribution basis (generally related to the amount invested, investment return and annuity rates), the assets of which are generally held in separate trustee administered funds.  The defined benefit plans provide life and medical benefits for employees after retirement and a lump sum benefit on cessation of employment, and the defined contribution plans provide post retirement pension benefits.
For defined benefit plans, the costs are assessed using the projected unit credit method.  Under this method, the cost of providing benefits is charged to the consolidated income statement so as to spread the regular cost over the service lives of employees, in accordance with the advice of qualified actuaries.  The obligation is measured as the present value of the estimated future cash outflows, using a discount rate based on market yields for high quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating to the terms of the related liability.  The resulting scheme surplus or deficit appears as an asset or liability in the consolidated statement of financial position.
For each plan, AIA Group recognises a portion of its actuarial gains and losses in income or expense if the unrecognised actuarial net gain or loss at the end of the previous reporting period exceeds the greater of:
·
10% of the projected benefit obligations at that date; or
·
10% of the fair value of any plan assets at that date.
Any recognised actuarial net gain or loss exceeding the greater of these two values is generally recognised in the consolidated income statement over the expected average remaining service periods of the employees participating in the plans.  On adoption of IFRS on 1 December 2006 cumulative actuarial gains and losses were deemed to be nil as permitted by IFRS 1.

2.      Significant accounting policies (continued)

For defined contribution plans, the Group pays contributions to publicly or privately administered pension plans.  Once the contributions have been paid, the Group, as employer, has no further payment obligations.  The Group's contributions are charged to the consolidated income statement in the reporting period to which they relate and are included in staff costs.
Share based compensation and cash incentive plans
The Group has various share based compensation and cash incentive plans sponsored by AIG.
The Group accounts for options and awards under equity settled share based compensation plans, which were granted after 7 November 2002, until such time as they are fully vested, using the fair value based method of accounting (the 'fair value method').
Under AIG's equity settled share based compensation plans, the fair value of the employee services received in exchange for the grant of shares and/or options is recognised as an expense in profit or loss over the vesting period, with a corresponding amount recorded in equity.  Any amounts recharged from AIG clearly related to equity settled share based payment arrangements are offset against the amount recorded in equity.
The total amount to be expensed over the vesting period is determined by reference to the fair value of the shares and/or options granted.  Non-market vesting conditions (for example, profitability and premium income growth targets) are included in assumptions about the number of shares and/or options that are expected to be issued or become exercisable.  At each period end, the Group revises its estimates of the number of shares and/or options that are expected to be issued or become exercisable.  It recognises the impact of the revision to original estimates, if any, in profit or loss with a corresponding adjustment to equity.  However, no subsequent adjustment to total equity is made after the vesting date.
Where awards of share based payment arrangements vest in stages, each vesting tranche is recognised as a separate award, and therefore the fair value of each tranche is recognised over the applicable vesting period.
As the fair value of the options which AIG uses for its employee schemes cannot be compared to options available in the market, the Group estimates the fair value using a binomial lattice model.  This model requires inputs such as share price, exercise price, implied volatility, risk free interest rate, expected dividend rate and the expected life of the option.
Where modification or cancellation of an equity settled share based compensation plan occurs, the grant date fair value continues to be recognised, together with any incremental value arising on the date of modification if non-market conditions are met.

2.18       Provisions and contingencies

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of economic resources will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.  Where the Group expects a provision to be reimbursed, for example under an insurance contract held, the reimbursement is recognised as a separate asset only when the reimbursement is virtually certain.
The Group recognises a provision for onerous contracts when the expected benefits to be derived from a contract are less than the unavoidable costs of meeting the obligations under the contract.
Contingencies are disclosed if material and if there is a possible future obligation as a result of a past event, or if there is a present obligation as a result of a past event, but either a payment is not probable or the amount cannot be reliably estimated.

2.19       Leases

Leases, where a significant portion of the risks and rewards of ownership is retained by the Group as a lessor, are classified as operating leases.  Assets subject to such leases are included in property, plant and equipment, and are depreciated to their residual values over their estimated useful lives.  Rentals from such leases are credited to the consolidated income statement on a straight line basis over the period of the relevant lease.  Payments made by the Group as lessee under operating leases (net of any incentives received from the lessor) are charged to the consolidated income statement on a straight line basis over the period of the relevant lease.  The Group classifies amounts paid to acquire leasehold land as an operating lease prepayment.

2.      Significant accounting policies (continued)

There are no freehold land interests in Hong Kong. Accordingly, all land in Hong Kong is considered to be held under operating leases. The Group classifies the amounts paid to acquire leasehold land as operating lease prepayments. Such amounts are included within 'Other Assets'. Amortisation is calculated to write off the cost of the land on a straight line basis over the terms of the lease, which are generally between 19 and 886 years.

2.20       Share capital

Issued capital represents the nominal value of shares issued plus any share premium received from the issue of share capital.
Share issue costs
Incremental external costs directly attributable to the issue of new shares are shown in equity as a deduction, net of tax, from the proceeds of the issue.
Dividends
Dividends on ordinary shares are recognised when they have been approved by shareholders.

2.21       Disposal groups classified as held for sale

Disposal groups are classified as held for sale if their carrying amounts will be principally recovered through a sale transaction rather than through continuing use.  This requires that the disposal group must be available for immediate sale in its present condition and its sale must be highly probable.  The appropriate level of management must be committed to a plan to sell the disposal group and the sale should be expected to qualify for recognition as a completed sale within one year from the date of classification.
Disposal groups classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell.  Any subsequent increase in the fair value less costs to sell is recognised as a gain but not in excess of the cumulative impairment loss that has been previously recognised.

2.22       Presentation of the consolidated statement of financial position

The Group's insurance and investment contract liabilities and related assets are realised and settled over periods of several years, reflecting the long term nature of the Group's products.  Accordingly, the Group presents the assets and liabilities in its consolidated statement of financial position in approximate order of liquidity, rather than distinguishing current and non-current assets and liabilities.  The Group regards its intangible assets, investments in associates and joint ventures, property plant and equipment, investment property and deferred acquisition and origination costs as non-current assets as these are held for the longer term use of the Group.

2.23       Earnings per share

Basic earnings per share is calculated by dividing net income available to ordinary shareholders by the weighted average number of ordinary shares in issue during the year.
Earnings per share has also been calculated on the operating profit before adjusting items, after tax, attributable to ordinary shareholders, as the Directors believe this figure provides a better indication of operating performance.
For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares, such as share options granted to employees.
Potential or contingent share issuances are treated as dilutive when their conversion to shares would decrease net earnings per share.

2.24       Fiduciary activities

Assets and income arising from fiduciary activities, together with related undertakings to return such assets to customers, are excluded from these consolidated financial statements where the Group has no contractual rights to the assets and acts in a fiduciary capacity such as nominee, trustee or agent.

2.      Significant accounting policies (continued)

2.25       Consolidated cash flow statement

The consolidated cash flow statement presents movements in cash and cash equivalents as shown in the consolidated statement of financial position.
Purchases and sales of financial investments are included in operating cash flows as the purchases are funded from cash flows associated with the origination of insurance and investment contracts, net of payments of related benefits and claims.  Purchases and sales of investment property are included within investing cash flows.

2.26       Related party transactions

Transactions with related parties are recorded at amounts mutually agreed and transacted between the parties to the arrangement.

2.27       IFRS 1 - Adoption of IFRS

The Group is required to determine its IFRS accounting policies and apply them retrospectively to establish its opening consolidated statement of financial position under IFRS.  However, IFRS 1 (revised),
First-Time Adoption of International Financial Reporting Standards
allows a number of exceptions and exemptions on adoption of IFRS for the first time.  The date of adoption to IFRS for the Group is 1 December 2006.  The Group has not previously published consolidated financial statements because the parent company of the Group was only established on 29 August 2009 and the group it heads has not previously published consolidated financial statements and therefore there are no previously published consolidated financial statements on which the effect of the impact of transition to IFRS can be disclosed.
The Group has taken advantage of the following exceptions and exemptions as permitted by IFRS 1:
Cumulative translation differences
Cumulative translation differences of foreign operations have not been restated on an IFRS basis and are deemed to be nil at the date of adoption.
Share based payment plans
The provisions of IFRS 2,
Share Based Payments
, have not been applied to options and awards granted on or before 7 November 2002 which had not vested by 1 December 2006.
Employee post retirement benefits
As permitted by IFRS 1, the Group has elected to recognise all cumulative actuarial gains and losses as at 1 December 2006, notwithstanding that the Group has elected to use the corridor approach for later actuarial gains and losses.  This election has been applied consistently to all plans.
Designation of previously recognised financial instruments
The Group has designated the following previously recognised financial instruments at fair value through profit or loss on the date of adoption of IFRS:
·
investments held to back investment-linked contracts and participating funds;
·
assets that are actively managed on a fair value basis, such as the majority of the Group's equity portfolio and financial instruments held by consolidated investment funds; and
·
compound instruments containing an embedded derivative that would otherwise require to be bifurcat
ed.

3.     Exchange rates

The Group's principal overseas operations during the reporting period were located within the Asia Pacific region.  The results and cash flows of these operations have been translated into US Dollars at the following average rates:
	US dollar exchange rates
	Year ended 30 November	Year ended 30 November	Year ended 30 November
	2007	2008	2009

Hong Kong	7.80	7.79	7.75
Thailand	34.69	33.21	34.47
Singapore	1.52	1.42	1.46
Malaysia	3.46	3.31	3.53
China	7.65	6.99	6.83
Korea	929.37	1,047.12	1,287.00
Assets and liabilities have been translated at the following year end rates:
	US dollar exchange rates
	As at 30 November	As at 30 November	As at 30 November
	2007	2008	2009

Hong Kong	7.79	7.75	7.75
Thailand	33.85	35.52	33.24
Singapore	1.45	1.51	1.38
Malaysia	3.36	3.62	3.39
China	7.39	6.83	6.83
Korea	920.81	1,468.43	1,162.79
Exchange rates are expressed in units of local currency per US$1.

4.       Changes in group composition
This note provides details of the acquisitions and disposals of subsidiaries that the Group has made during the reporting period, together with details of businesses held for sale.  Principal subsidiary companies are listed in Note 43.
Acquisitions
On 27 November 2009, the Group acquired 51% of the share capital of Ayala Life Assurance Incorporated (subsequently renamed BPI-Philam Life Assurance Corporation ('BPLAC')), a company carrying on life insurance business in the Philippines, and entered a distribution agreement with Bank of the Philippine Islands ('BPI') to distribute BPLAC's products, for consideration of US$39m of which US$10m is deferred and expected to be settled in 2010.  This amount is subject to a purchase price adjustment based on the final adjusted net worth as at the date of acquisition. The Group has initially estimated this purchase price adjustment to be US$7m which is expected to be settled during 2010.
The profit after tax contributed by BPLAC for the year ended 30 November 2009 is insignificant as a consequence of the transaction completing at the end of the Group's financial year.  Revenue and profit as though the acquisition had occurred on 1 December 2008 are not material to the AIA Group.
Details of the fair value of the assets and liabilities acquired and the goodwill arising, which have been provisionally determined in view of the time available, are as follows:
US$m	Fair value	Carrying amount

BPLAC
Intangible assets	15	-
Deferred acquisition costs (value of business acquired)	31	-
Property, plant and equipment	8	9
Investment property	13	13
Loans and receivables	67	65
Investment securities	246	246
Other assets	5	5
Cash and cash equivalents	2	2
Insurance and investment contract liabilities	(281)	(281)
Deferred tax assets / (liabilities)	(17)	3
Other liabilities	(6)	(6)
Total net assets acquired	83	56
Less: non-controlling interests acquired	(44)
Net assets acquired	39
Fair value of purchase consideration	46
Acquisition costs	1
Total purchase consideration	47
Goodwill arising on acquisition	8
Fair value of purchase consideration	47
Less: deferred consideration and purchase price adjustment	(17)
Less: cash and cash equivalents in acquired subsidiary	(2)
Net cash outflow	28

4.
Changes in group composition (continued)
Acquisitions (continued)
On 30 November 2007, the Group acquired a further 50% of the share capital of Grand Design Development Limited ("Grand Design") for cash consideration of US$233m. Grand Design is a holding company with a 90% interest in the share capital of Bayshore Development Group Limited ("Bayshore"), which owns a property in Hong Kong. Prior to the acquisition of this interest, the Group held a 50% interest in Grand Design. After such acquisition, the Group held a 100% interest in Grand Design. Prior to 30 November 2007, the Group had accounted for its interest in the share capital and shareholder loans of Grand Design as an associate. As a consequence of the acquisition of the further 50% interest in Grand Design, the Group consolidated Grand Design and Bayshore.
Also on 30 November 2007, Bayshore obtained banking refinancing of US$539m, which enabled Bayshore to repay certain shareholder loans, including accrued interest.  The Group received US$204m for its share of these shareholder loans, which exceeded the Group's carrying value of Grand Design of US$191m.  As this refinancing occurred concurrent with the Group's acquisition of the further 50% of the share capital of Grand Design, the Group did not recognise a gain on this repayment, considering it to be a reduction in the purchase consideration payable for the further 50% interest in Grand Design.  During 2008, a final purchase price adjustment of US$1m was received by the Group.
Details of the fair value of the assets and liabilities acquired and the goodwill arising are as follows:
US$m	Fair value	Carrying amount

Grand Design
Property, plant and equipment	19	17
Investment property	89	78
Loans and receivables	3	7
Other assets	639	383
Cash and cash equivalents	26	26
Borrowings	(544)	(544)
Deferred tax liabilities	(2)	-
Other liabilities	(11)	(11)
Net assets acquired	219	(44)
Repayment of shareholders' loans	14
Fair value of purchase consideration	233
Less: cash and cash equivalents in acquired subsidiaries	(26)
Net cash outflow	207
During 2008, the Group acquired a further 50% of the share capital of AIG Consulting Services Company Limited. The fair value of the net assets acquired and purchase consideration are considered immaterial. Prior to the acquisition of this interest, the Group held a 50% interest in AIG Consulting Services Company Limited. After such acquisition, the Group held a 100% interest in AIG Consulting Services Company Limited.
Disposal
In October 2009, the Group sold its 60% interest in PT Asuransi AIA Indonesia for US$65m.  The loss on sale was US$29m before tax.  The Group continues to operate in Indonesia through its wholly owned subsidiary PT AIA Financial.

5.       Operating profit
Operating profit may be reconciled to net profit as follows:
		Year ended 30 November	Year ended 30 November	Year ended 30 November
US$m	Note	2007	2008	2009

Operating profit	7	1,742	1,943	1,835

Non-operating investment return:
Investment experience		3,640	(10,222)	5,716
Investment income related to investment-linked contracts		63	80	68
Investment management expenses related to investment-linked contracts		(9)	(10)	(16)
Corresponding changes in insurance and investment contract liabilities for investment-linked contracts		(2,469)	5,919	(4,166)
Corresponding changes in insurance contract liabilities for participating funds		(308)	1,502	(773)
Corresponding changes in third party interests in consolidated investment funds		(80)	319	(164)
Non-operating investment return		837	(2,412)	665
Other non-operating items:
Gain on recapture of reinsurance from former parent company		-	447	-
Restructuring and separation costs		-	(10)	(89)
Non-operating items		837	(1,975)	576
Profit/(loss) before tax		2,579	(32)	2,411

Tax on operating profit		(461)	(348)	(392)
Tax on non-operating investment return		(190)	518	(262)
Other non-operating tax items:
Release of withholding tax provision		-	275	-
Tax (expense)/credit		(651)	445	(654)
Net profit		1,928	413	1,757

Operating profit		1,742	1,943	1,835
Tax on operating profit		(461)	(348)	(392)
Operating profit after tax		1,281	1,595	1,443
Operating profit after tax attributable to:
Shareholders of AIA Group Limited		1,270	1,588	1,438
Non-controlling interests		11	7	5

In 2009, non-operating items consist of restructuring and separation costs of US$89m.
Restructuring costs represent costs related to restructuring programmes and are primarily comprised of redundancy and contract termination costs.  Separation costs are those significant and identifiable costs related to the Group's separation from AIG.
During 2008, the Group paid US$190m to its then immediate parent, AIRCO, in full and final settlement of the recapture of a portfolio of reinsured risks and the transfer of a related portfolio of financial assets.  The fair value of financial assets received exceeded the insurance and investment contract liabilities, deferred acquisition and origination costs, and this fee, resulting in a gain on recapture of US$447m.  Other items in 2008 considered to be non-operating in nature consist of restructuring and separation costs of US$10m and the release of a provision for withholding tax, as a tax treaty was clarified during 2008 which resulted in the release of tax liabilities for withholding tax on profits to be remitted to Hong Kong in the amount of US$275m.

6.       Total weighted premium income

For management decision making and internal performance management purposes, the Group measures business volumes using a performance measure referred to as total weighted premium income (TWPI).  Total weighted premium income consists of 100% of renewal premiums, 100% of first year premiums and 10% of single premiums and includes deposits and contributions for contracts that are accounted for as deposits in accordance with the Group's accounting policies.
Management considers that total weighted premium income provides an indicative volume measure of transactions undertaken in the reporting period that have the potential to generate profits for shareholders.  The amounts shown are not intended to be indicative of premium and fee income recorded in the consolidated income statement.
	Year ended 30 November	Year ended 30 November	Year ended 30 November
US$m	2007	2008	2009

Total weighted premium income by geography
Hong Kong	2,845	2,916	2,861
Thailand	2,164	2,351	2,373
Singapore	1,514	1,641	1,524
Malaysia	667	727	707
China	806	934	1,018
Korea	2,178	2,268	1,759
Other Markets	1,184	1,366	1,390
Total	11,358	12,203	11,632

First year premiums by geography
Hong Kong	482	414	357
Thailand	301	326	337
Singapore	115	139	111
Malaysia	78	91	93
China	161	160	166
Korea	683	664	322
Other Markets	296	325	358
Total	2,116	2,119	1,744

Single premiums by geography
Hong Kong	893	475	175
Thailand	99	158	121
Singapore	1,187	952	400
Malaysia	107	93	32
China	380	193	166
Korea	740	457	77
Other Markets	273	247	119
Total	3,679	2,575	1,090

6.      Total weighted premium income (continued)

	Year ended 30 November	Year ended 30 November	Year ended 30 November
US$m	2007	2008	2009

Renewal premiums by geography
Hong Kong	2,274	2,455	2,487
Thailand	1,853	2,009	2,024
Singapore	1,280	1,407	1,373
Malaysia	578	627	611
China	607	755	835
Korea	1,421	1,559	1,429
Other Markets	861	1,015	1,020
Total	8,874	9,827	9,779

7.

Segment information

The Group's operating segments, based on the reporting received by the Group's Exco are each of the geographical markets in which the Group operates.  Each of the reportable segments, other than the 'Corporate and Other' segment, writes life insurance business, providing life, pensions, and accident and health products to customers in its local market, and distributes related investment and other financial services products.  The reportable segments, as required to be disclosed separately under IFRS 8, are Hong Kong, Thailand, Singapore, Korea, Malaysia, China, Other Markets and Corporate and Other.  The Group's Hong Kong reportable segment includes Macau.  The Group's Singapore reportable segment includes Brunei.  Other Markets primarily includes the Group's operations in the Philippines, Indonesia, Vietnam, India, Australia, New Zealand and Taiwan.  The activities of the Corporate and Other segment consist of the AIA Group's corporate functions, shared services and eliminations of intragroup transactions.
Because each reportable segment other than the Corporate and Other segment focuses on serving the life insurance needs of its local market there are limited transactions between reportable segments.
The key performance indicators reported in respect of each segment are:
·
total weighted premium income;
·
investment income (excluding investment income in respect of investment-linked contracts);
·
operating expenses;
·
operating profit; (see Note 5);
·
expense ratio; measured as operating expenses divided by total weight premium income;
·
operating margin; measured as operating profit (see above) expressed as a percentage of total weighted premium income; and
·
operating return on allocated segment equity, measured as operating profit after tax attributable to shareholders of AIA Group Limited expressed as a simple average of opening and closing allocated segment equity (being the segment assets less segment liabilities in respect of each reportable segment less non-controlling interests, fair value and foreign currency translation reserves, and adjusted for subordinated intercompany debt).
In presenting net capital in/(out) flows to reportable segments, capital outflows consist of dividends and profit distributions to the Corporate and Other segment and capital inflows consist of capital injections into reportable segments by the Corporate and Other segment.  For the Group, net capital in/(out) flows reflect the net amount received from shareholders by way of capital contributions less amounts distributed by way of dividends.
Business volumes in respect of the Group's five largest customers are less than 30 per cent of premiums and fee income.
·

7.      Segment information (continued)

	Key markets
US$m	Hong Kong	Thailand	Singapore	Malaysia	China	Korea	Other Markets	Corporate and Other	Total
Year ended 30 November 2009
Total weighted premium income	2,861	2,373	1,524	707	1,018	1,759	1,390	-	11,632
Net premiums, fee income and other operating revenue (net of reinsurance ceded)	2,232	2,374	1,506	656	999	1,367	1,055	(16)	10,173
Investment income[1]	779	640	609	223	201	217	400	(10)	3,059
Total revenue	3,011	3,014	2,115	879	1,200	1,584	1,455	(26)	13,232
Net insurance and investment contract benefits[2]	1,700	2,107	1,495	597	872	1,027	843	(17)	8,624
Commission and other acquisition expenses	398	391	160	70	55	371	204	(1)	1,648
Operating expenses	163	135	91	58	181	101	170	82	981
Investment management expenses and finance costs[3]	52	23	13	5	3	4	25	(2)	123
Total expenses	2,313	2,656	1,759	730	1,111	1,503	1,242	62	11,376
Share of profit/(loss) from associates and joint ventures	-	-	-	1	-	-	(22)	-	(21)
Operating profit/(loss)	698	358	356	150	89	81	191	(88)	1,835
Tax on operating profit	(43)	(111)	(92)	(44)	(21)	(16)	(47)	(18)	(392)
Operating profit/(loss) after tax	655	247	264	106	68	65	144	(106)	1,443
Operating profit/(loss) after tax attributable to:
Shareholders of AIA Group Limited	653	251	264	106	68	65	137	(106)	1,438
Non-controlling interests	2	(4)	-	-	-	-	7	-	5

Key operating ratios:
Expense ratio	5.7%	5.7%	6.0%	8.2%	17.8%	5.7%	12.2%	-	8.4%
Operating margin	24.4%	15.1%	23.4%	21.2%	8.7%	4.6%	13.7%	-	15.8%
Operating return on allocated equity	16.9%	9.4%	21.1%	22.5%	11.2%	5.3%	10.9%	-	12.0%
Operating profit includes:
Finance costs	43	2	6	2	-	-	3	(6)	50
Depreciation and amortisation	4	8	8	8	13	10	9	6	66
Strategic initiative expenses	10	6	14	2	3	-	9	18	62
Note:     (1)         Excludes investment income related to investment-linked contracts
Note:     (2)        Excludes corresponding changes in insurance and investment contract liabilities from investment experience for investment-linked contracts and participating funds and investment income related to investment-linked contracts
Note:     (3)        Excludes investment management expenses related to investment-linked contracts

7.      Segment information (continued)

Operating profit may be reconciled to net profit/(loss) as follows:
	Key markets
US$m	Hong Kong	Thailand	Singapore	Malaysia	China	Korea	Other Markets	Corporate and Other	Total
30 November 2009

Operating profit/(loss)	698	358	356	150	89	81	191	(88)	1,835
Non-operating items	(32)	563	139	35	30	(80)	(40)	(39)	576
Profit/(loss) before tax	666	921	495	185	119	1	151	(127)	2,411
Tax on operating profit	(43)	(111)	(92)	(44)	(21)	(16)	(47)	(18)	(392)
Tax on non-operating items	-	(168)	(75)	(20)	(8)	15	(3)	(3)	(262)
Tax (expense)/credit	(43)	(279)	(167)	(64)	(29)	(1)	(50)	(21)	(654)
Net profit/(loss)	623	642	328	121	90	-	101	(148)	1,757
Net profit/(loss) attributable to:
Shareholders of AIA Group Limited	621	646	328	121	90	-	94	(146)	1,754
Non-controlling interests	2	(4)	-	-	-	-	7	(2)	3
Allocated equity may be analysed as follows:
	Key markets
US$m	Hong Kong	Thailand	Singapore	Malaysia	China	Korea	Other Markets	Corporate and Other	Total
30 November 2009

Assets before investments in associates and joint ventures	23,761	16,530	20,690	6,337	6,510	7,498	7,829	1,451	90,606
Investments in associates and joint ventures	-	2	7	4	-	-	40	-	53
Total assets	23,761	16,532	20,697	6,341	6,510	7,498	7,869	1,451	90,659
Total liabilities[4]	19,023	12,955	18,914	5,787	5,828	6,378	6,090	695	75,670
Total equity	4,738	3,577	1,783	554	682	1,120	1,779	756	14,989
Non-controlling interests	2	-	-	-	-	-	48	1	51
Amounts reflected in other comprehensive income:
Fair value reserve	572	463	108	24	(32)	49	375	(31)	1,528
Foreign currency translation reserve	-	195	149	26	54	(156)	40	1	309
Allocated equity	4,164	2,919	1,526	504	660	1,227	1,316	785	13,101
Net capital in/(out) flows	(30)	(175)	220	(54)	16	11	18	413	419

Note:     (4)         Corporate and Other and Other Markets adjusted for subordinated intercompany debt provided to Other Markets of US$63m

7.      Segment information (continued)

Segment information may be reconciled to the consolidated income statement as shown below.
US$m	Segment information	Investment experience	Investment income related to investment-linked contracts	Investment management expenses related to investment-linked contracts	Related changes in insurance and investment contract benefits		Third party interests in consolidated investment funds	Other non-operating items	Consolidated income statement
					Investment-linked contracts	Participating funds
30 November 2009
Total revenue	13,232	5,716	68	-	-	-	-	-	19,016	Total revenue

Of which:
Net premiums, fee income and other operating revenue	10,173	-	-	-	-	-	-	-	10,173	Net premiums and fee income and other operating revenue
I nvestment return	3,059	5,716	68	-	-	-	-	-	8,843	Investment return

Total expenses	11,376	-	-	16	4,166	773	164	89	16,584	Total segment expenses

Of which:
Net insurance and investment contract benefits	8,624	-	-	-	4,166	773	-	-	13,563	Net insurance and investment contract benefits
Restructuring and separation costs	-	-	-	-	-	-	-	89	89	Restructuring and separation costs
Investment management expenses and finance costs	123			16					139	Investment management expenses and finance costs
Change in third party interests in consolidated investment funds	-	-	-	-	-	-	164	-	164	Change in third party interests in consolidated investment funds

Share of loss of associates and joint ventures	(21)	-	-	-	-	-	-	-	(21)	Share of loss of associates and joint ventures
Operating profit	1,835	5,716	68	(16)	(4,166)	(773)	(164)	(89)	2,411	Profit/(loss) before tax
Other non-operating items in 2009 consist of restructuring and separation costs of US$89m (see Note 5).

7.      Segment information (continued)

	Key markets
US$m	Hong Kong	Thailand	Singapore	Malaysia	China	Korea	Other Markets	Corporate and Other	Total
Year ended 30 November 2008
Total weighted premium income	2,916	2,351	1,641	727	934	2,268	1,366	-	12,203
Net premiums, fee income and other operating revenue (net of reinsurance ceded)	2,023	2,403	1,658	706	847	1,698	1,032	(6)	10,361
Investment income[1]	767	657	616	230	184	248	397	45	3,144
Total revenue	2,790	3,060	2,274	936	1,031	1,946	1,429	39	13,505
Net insurance and investment contract benefits[2]	1,540	2,101	1,551	663	692	1,222	860	1	8,630
Commission and other acquisition expenses	336	381	238	80	76	307	148	(3)	1,563
Operating expenses	183	132	129	64	172	132	173	104	1,089
Investment management expenses and finance costs[3]	141	23	24	5	6	4	31	18	252
Total expenses	2,200	2,637	1,942	812	946	1,665	1,212	120	11,534
Share of profit/(loss) from associates and joint ventures	-	1	1	(1)	-	-	(29)	-	(28)
Operating profit/(loss)	590	424	333	123	85	281	188	(81)	1,943
Tax on operating profit/(loss)	(21)	(121)	(100)	(11)	3	(63)	(29)	(6)	(348)
Operating profit/(loss) after tax	569	303	233	112	88	218	159	(87)	1,595
Operating profit/(loss) after tax attributable to:
Shareholders of AIA Group Limited	568	303	233	112	88	218	153	(87)	1,588
Non-controlling interests	1	-	-	-	-	-	6	-	7

Key operating ratios:
Expense ratio	6.3%	5.6%	7.9%	8.8%	18.4%	5.8%	12.7%	-	8.9%
Operating margin	20.2%	18.0%	20.3%	16.9%	9.1%	12.4%	13.8%	-	15.9%
Operating return on allocated equity	18.3%	11.7%	22.7%	27.5%	16.8%	20.2%	13.7%	-	15.1%
 Operating profit includes:
Finance costs	122	2	21	1	1	-	2	10	159
Depreciation and amortisation	1	13	9	7	14	9	6	5	64
Strategic initiative expenses	4	2	9	1	-	-	1	8	25
Note:     (1)         Excludes investment income related to investment-linked contracts
Note:     (2)         Excludes corresponding changes in insurance and investment contract liabilities from investment experience for investment-linked contracts and participating funds and investment income related to investment-linked contracts
Note:     (3)        Excludes investment management expenses related to investment-linked contracts

7.      Segment information (continued)

Operating profit may be reconciled to net profit/(loss) as follows:
	Key markets
US$m	Hong Kong	Thailand	Singapore	Malaysia	China	Korea	Other Markets	Corporate and Other	Total
30 November 2008

Operating profit/(loss)	590	424	333	123	85	281	188	(81)	1,943
Non-operating items	(326)	(738)	(479)	(74)	(50)	(83)	(102)	(123)	(1,975)
Profit/(loss) before tax	264	(314)	(146)	49	35	198	86	(204)	(32)
Tax on operating profit	(21)	(121)	(100)	(11)	3	(63)	(29)	(6)	(348)
Tax on non-operating items	-	221	193	48	15	29	9	3	518
Other non-operating tax items	-	-	-	-	-	-	-	275	275
Tax (expense)/credit	(21)	100	93	37	18	(34)	(20)	272	445
Net profit/(loss)	243	(214)	(53)	86	53	164	66	68	413
Net profit/(loss) attributable to:
Shareholders of AIA Group Limited	243	(214)	(53)	86	53	164	62	67	408
Non-controlling interests	-	-	-	-	-	-	4	1	5

Allocated equity may be analysed as follows:
	Key markets
US$m	Hong Kong	Thailand	Singapore	Malaysia	China	Korea	Other Markets	Corporate and Other	Total
30 November 2008

Assets before investments in associates and joint ventures	19,252	13,938	15,883	5,534	5,636	5,055	5,656	1,008	71,962
Investments in associates and joint ventures	-	2	7	2	-	-	36	-	47
Total assets	19,252	13,940	15,890	5,536	5,636	5,055	5,692	1,008	72,009
Total liabilities[4]	17,416	11,030	15,003	5,075	4,953	4,424	4,716	474	63,091
Total equity	1,836	2,910	887	461	683	631	976	534	8,918
Non-controlling interests	-	-	-	-	-	-	10	-	10
Amounts reflected in other comprehensive income:
Fair value reserve	(1,737)	457	(112)	27	76	(175)	(118)	17	(1,565)
Foreign currency translation reserve	-	5	21	(3)	53	(410)	(120)	(1)	(455)
Allocated equity	3,573	2,448	978	437	554	1,216	1,204	518	10,928
Net capital in/(out) flows	684	(74)	(45)	(28)	7	105	118	(377)	390
Note:     (4)         Corporate and Other and Other Markets adjusted for subordinated intercompany debt provided to Other Markets of US$68m

7.      Segment information (continued)
Segment information may be reconciled to the consolidated income statement as shown below.
US$m	Segment information	Investment experience	Investment income related to investment-linked contracts	Investment management expenses related to investment-linked contracts	Related changes in insurance and investment contract benefits		Third party interests in consolidated investment funds	Other non-operating items	Consolidated income statement
					Investment-linked contracts	Participating funds
30 November 2008
Total rev enue	13,505	(10,222)	80	-	-	-	-	447	3,810	Total revenue

Of which:										Of which:
Net premiums, fee income and other operating revenue	10,361	-	-	-	-	-	-	447	10,808	Net premiums and fee income and other operating revenue
I nvestment return	3,144	(10,222)	80	-	-	-	-	-	(6,998)	Investment return

Total expenses	11,534	-	-	10	(5,919)	(1,502)	(319)	10	3,814	Total expenses

Of which:										Of which :
Net insurance and investment contract benefits	8,630	-	-	-	(5,919)	(1,502)	-	-	1,209	Net insurance and investment contract benefits
Restructuring and separation costs	-							10	10	Restructuring and separation costs
Investment management expenses and finance costs	252			10					262	Investment management expenses and finance costs
Change in third party interests in consolidated investment funds	-	-	-	-	-	-	(319)	-	(319)	Change in third party interests in consolidated investment funds

Share of loss of associates and joint ventures	(28)	-	-	-	-	-	-	-	(28)	Share of loss of associates and joint ventures
Operating profit	1,943	(10,222)	80	(10)	5,919	1,502	319	437	(32)	Profit/(loss) before tax
Other non-operating items in 2008 consist of a gain of US$447m arising on the recapture of a reinsurance treaty and restructuring costs of US$10m (see Note 5).

7.      Segment information (continued)
	Key markets
US$m	Hong Kong	Thailand	Singapore	Malaysia	China	Korea	Other Markets	Corporate and Other	Total
Year ended 30 November 2007
Total weighted premium income	2,845	2,164	1,514	667	806	2,178	1,184	-	11,358
Net premiums, fee income and other operating revenue (net of reinsurance ceded)	1,401	2,206	1,464	610	723	1,506	912	(5)	8,817
Investment income[1]	607	557	538	200	147	233	352	72	2,706
Total revenue	2,008	2,763	2,002	810	870	1,739	1,264	67	11,523
Net insurance and investment contract benefits[2]	1,124	1,928	1,434	554	551	1,165	829	1	7,586
Commission and other acquisition expenses	198	293	76	75	68	165	70	2	947
Operating expenses	133	114	95	52	127	136	157	148	962
Investment management expenses and finance costs[3]	153	26	49	6	2	4	30	16	286
Total expenses	1,608	2,361	1,654	687	748	1,470	1,086	167	9,781
Share of profit/(loss) from associates and joint ventures	8	(1)	-	-	-	-	(8)	1	-
Operating profit/(loss)	408	401	348	123	122	269	170	(99)	1,742
Tax on operating profit	(40)	(126)	(68)	(38)	(11)	(77)	(54)	(47)	(461)
Operating profit/(loss) after tax	368	275	280	85	111	192	116	(146)	1,281
Operating profit/(loss) after tax attributable to:
Shareholders of AIA Group Limited	368	275	280	85	111	192	105	(146)	1,270
Non-controlling interests	-	-	-	-	-	-	11	-	11

Key operating ratios:
Expense ratio	4.7%	5.3%	6.3%	7.8%	15.8%	6.2%	13.3%	-	8.5%
Operating margin	14.3%	18.5%	23.0%	18.4%	15.1%	12.4%	14.4%	-	15.3%
Operating return on allocated equity	15.5%	11.0%	25.9%	24.3%	26.9%	23.8%	1 1.1%	-	13. 7%
Operating profit includes:
Finance costs	141	-	42	2	1	-	-	17	203
Depreciation and amortisation	6	8	8	4	7	8	6	5	52
Strategic initiative expenses	-	-	-	-	-	-	-	-	-
Note:     (1)         Excludes investment income related to investment-linked contracts
Note:     (2)         Excludes corresponding changes in insurance and investment contract liabilities from investment experience for investment-linked contracts and participating funds and investment income related to investment-linked contracts
Note:     (3)        Excludes investment management expenses related to investment-linked contracts

7.      Segment information (continued)
Operating profit may be reconciled to net profit/(loss) as follows:
	Key markets
US$m	Hong Kong	Thailand	Singapore	Malaysia	China	Korea	Other Markets	Corporate and Other	Total
30 November 2007

Operating profit/(loss)	408	401	348	123	122	269	170	(99)	1,742
Non-operating items	203	341	68	55	63	36	42	29	837
Profit/(loss) before tax	611	742	416	178	185	305	212	(70)	2,579
Tax on operating profit	(40)	(126)	(68)	(38)	(11)	(77)	(54)	(47)	(461)
Tax on non-operating items	-	(103)	(36)	(28)	(12)	(11)	(1)	1	(190)
Tax (expense)/credit	(40)	(229)	(104)	(66)	(23)	(88)	(55)	(46)	(651)
Net profit/(loss)	571	513	312	112	162	217	157	(116)	1,928
Net profit/(loss) attributable to:
Shareholders of AIA Group Limited	571	513	312	112	162	217	143	(116)	1,914
Non-controlling interests	-	-	-	-	-	-	14	-	14

Allocated equity may be analysed as follows:
	Key markets
US$m	Hong Kong	Thailand	Singapore	Malaysia	China	Korea	Other Markets	Corporate and Other	Total
30 November 2007

Assets before investments in associates and joint ventures	23,623	13,730	20,535	5,790	4,544	7,763	6,815	5,329	88,129
Investments in associates and joint ventures	-	4	17	-	-	-	23	19	63
Total assets	23,623	13,734	20,552	5,790	4,544	7,763	6,838	5,348	88,192
Total liabilities	20,873	10,715	19,331	5,365	4,142	6,893	5,135	2,247	74,701
Total equity	2,750	3,019	1,221	425	402	870	1,703	3,101	13,491
Non-controlling interests	-	-	-	-	-	-	51	-	51
Amounts reflected in other comprehensive income:
Fair value reserve	104	141	70	17	(108)	(85)	558	2,272	2,969
Foreign currency translation reserve	-	142	75	29	16	8	70	1	341
Allocated equity	2,646	2,736	1,076	379	494	947	1,024	828	10,130
Net capital in/(out) flows	(7)	(61)	(319)	(51)	-	60	(1)	285	(94)

7.      Segment information (continued)
Segment information may be reconciled to the consolidated income statement as shown below.
US$m	Segment information	Investment experience	Investment income related to investment-linked contracts	Investment management expenses related to investment-linked contracts	Related changes in insurance and investment contract benefits		Third party interests in consolidated investment funds	Other non-operating items	Consolidated income statement
					Investment-linked contracts	Participating funds
30 November 2007
Total revenue	11,523	3,640	63	-	-	-	-	-	15,226	Total revenue

Of which:										Of which:
Net premiums, fee income and other operating revenue	8,817	-	-	-	-	-	-	-	8,817	Net premiums and fee income and other operating revenue
I nvestment return	2,706	3,640	63	-	-	-	-	-	6,409	Investment return

Total expenses	9,781	-	-	9	2,469	308	80	-	12,647	Total expenses

Of which:										Of which:
Net insurance and investment contract benefits	7,586	-	-	-	2,469	308	-	-	10,363	Net insurance and investment contract benefits
Investment management expenses and finance costs	286			9					295	Investment management expenses and finance costs
Change in third party interests in consolidated investment funds	-	-	-	-	-	-	80	-	80	Change in third party interests in consolidated investment funds

Operating profit	1,742	3,640	63	(9)	(2,469)	(308)	(80)	-	2,579	Profit/(loss) before tax

8.     Revenue

Investment return

	Year ended 30 November	Year ended 30 November	Year ended 30 November
US$m	2007	2008	2009

Interest income	2,560	2,958	2,913
Dividend income	184	203	147
Rental income	25	63	67
Investment income	2,769	3,224	3,127
Available for sale
Net realised gains/(losses) from debt securities	1	(90)	(162)
Impairment of debt securities	-	(142)	(67)
Net gains/(losses) of available for sale financial assets reflected in the consolidated income statement	1	(232)	(229)
At fair value through profit or loss
Net (losses)/gains of debt securities	(227)	(1,117)	635
Net gains/(losses) of equity securities	4,030	(8,968)	5,506
Net fair value movement on derivatives	100	(247)	273
Net gains/(losses) in respect of financial assets at fair value through profit or loss	3,903	(10,332)	6,414
Net foreign exchange (losses)/gains	(262)	300	(426)
Other realised (losses)/gains	(2)	42	(43)
Investment experience	3,640	(10,222)	5,716
Investment return	6,409	(6,998)	8,843
Other realised (losses)/gains for the year ended 30 November 2009 includes US$9m of impairment loss relating to the disposal group held for sale (see Note 11 for further information) and US$29m loss before tax relating to the disposal of PT Asuransi AIA Indonesia.
Foreign currency movements resulted in the following (losses)/gains recognised in the income statement (other than gains and losses arising on items measured at fair value through profit or loss):
	Year ended 30 November	Year ended 30 November	Year ended 30 November
US$m	2007	2008	2009

Foreign exchange (loss)/gain	(225)	227	(140)

8.      Revenue (continued)

Other operating revenue

	Year ended 30 November	Year ended 30 November	Year ended 30 November
US$m	2007	2008	2009

Gain on recapture of reinsurance from former parent company (see Note 5)	-	447	-
Other revenue	77	79	71
Total	77	526	71
The balance of other operating revenue largely consists of asset management fees.

9.     Expenses

	Year ended 30 November	Year ended 30 November	Year ended 30 November
US$m	2007	2008	2009

Insurance contract benefits	4,555	5,402	5,375
Change in insurance contract liabilities	5,233	(1,898)	6,275
Investment contract benefits	1,228	(2,047)	2,164
Insurance and investment contract benefits	11,016	1,457	13,814
Insurance and investment contract benefits ceded	(653)	(248)	(251)
Insurance and investment contract benefits, net of ceded reinsurance	10,363	1,209	13,563
Commissions and other acquisition expenses incurred	2,282	2,269	1,855
Deferral and amortisation of acquisition costs	(1,335)	(706)	(207)
Commission and other acquisition expenses	947	1,563	1,648
Employee benefit expenses	585	639	610
Depreciation	45	61	57
Amortisation	7	3	9
Operating lease rentals	81	94	90
Other operating expenses	244	292	215
Operating expenses	962	1,089	981
Restructuring costs	-	8	11
Separation costs	-	2	78
Restructuring and separation costs	-	10	89
Investment management expenses	92	103	89
Finance costs	203	159	50
Change in third party interests in consolidated investment funds	80	(319)	164
Total	12,647	3,814	16,584
Other operating expenses include auditors' remuneration of US$8m (2007: US$8m; 2008: US$8m).  Operating expenses include strategic initiative expenses of US$62m (2007: US$nil; 2008: US$25m).  Strategic initiative expenses consist of expenses for enhancing distribution capability and operational efficiency and are approved by the Group's Strategic Initiative Office.

9.      Expenses (continued)
Investment management expenses may be analysed as:
	Year ended 30 November	Year ended 30 November	Year ended 30 November
US$m	2007	2008	2009

Investment management expenses including fees paid to related parties	88	101	87
Depreciation on investment property	4	2	2
Total	92	103	89
Finance costs may be analysed as:
	Year ended 30 November	Year ended 30 November	Year ended 30 November
US$m	2007	2008	2009

Securities lending and repurchase agreements (see Note 30 for details)	193	134	44
Bank and other loans	1	18	5
Related party borrowings (see Note 41)	9	7	1
Total	203	159	50
Interest expense includes US$5m (2007: US$10m; 2008: US$25m) on bank loans, overdrafts and related party loans wholly repayable within five years.
Employee benefit expenses consist of:
	Year ended 30 November	Year ended 30 November	Year ended 30 November
US$m	2007	2008	2009

Wages and salaries	464	497	477
Share based compensation	11	19	8
Pension costs - defined contribution plans	20	27	30
Pension costs - defined benefit plans	12	12	14
Other employee benefit expenses	78	84	81
Total	585	639	610

10.   Income tax

	Year ended 30 November	Year ended 30 November	Year ended 30 November
US$m	2007	2008	2009

Tax (credited)/charged in the consolidated income statement

Current income tax - Hong Kong Profits Tax	39	37	34
Current income tax - overseas	425	364	287
Deferred income tax on temporary differences	187	(846)	333
Total	651	(445)	654
The provision for Hong Kong Profits Tax is calculated at 16.5%, starting from the year of assessment 2008/09.  In previous periods, the Profits Tax rate in Hong Kong was 17.5%.  Taxation for overseas subsidiaries and branches is charged at the appropriate current rates of taxation ruling in the relevant jurisdictions of which the most significant jurisdictions are outlined below. The tax benefit or expense attributable to Singapore, Malaysia, Australia and New Zealand life insurance policyholder returns is included in the tax charge or credit and is analysed separately in the consolidated income statement in order to permit comparison of the underlying effective rate of tax attributable to shareholders from year to year. The tax attributable to policyholders' returns included above is US$137m charge (2007: US$70m charge; 2008: US$90m credit).
	Year ended 30 November	Year ended 30 November	Year ended 30 November
	2007	2008	2009

Thailand	30%	30%	30%
Singapore	18%	18%	17%
Korea	27.50%	24.20%	24.2%
Malaysia	27%	26%	25%
China	25%/33%	25%	25%
Hong Kong	17.50%	16.50%	16.50%
Other	20% - 35%	20% - 35%	20% - 30%
The table above reflects the principal rate of corporate income taxes, as at the end of each year.  The rate changes reflect changes to the enacted or substantively enacted corporate tax rates throughout the period in each jurisdiction.
The most significant matters affecting the tax charge for the year ended 30 November 2008 are the release of a provision for withholding tax of US$275m following clarification of a tax treaty with Hong Kong (see Note 5 and below), a tax credit of US$41m relating to a change of tax law in Malaysia and a reduction in Korea's corporate tax rate which will fall to 22% from 2012.
Hong Kong, where the Group is headquartered, currently has a number of tax treaties providing double tax relief in respect of countries in which the Group operates.  The overall benefit of these treaties reduces the tax balances recorded in the consolidated statement of financial position as at 30 November 2009 by US$358m (2008: US$290m).
In the analysis that follows, the terms 'life insurance tax' and 'life surplus' have the following meaning:
·
life insurance tax refers to the permanent differences which arise where the tax regime specific to the life insurance business does not adopt net income as the basis for calculating taxable profit, for example Hong Kong, where life business taxable profit is derived from life premiums; and
·
life surplus relates to the temporary difference which arises where the taxable profits are based on actual distributions from the long term fund. This primarily relates to Singapore and Malaysia.

10.    Income tax (continued)

	Year ended 30 November	Year ended 30 November	Year ended 30 November
US$m	2007	2008	2009
Income tax reconciliation
Profit/(loss) before income tax	2,579	(32)	2,411
Tax calculated at domestic tax rates applicable to profits in the respective countries	610	5	549
Reduction in tax payable from:
Release of provision for withholding tax	-	(275)	-
Life insurance tax	-	(108)	-
Exempt investment income	(17)	(33)	(38)
Changes in tax rate and law	(24)	(44)	-
Release of provisions for uncertain tax positions	-	(10)	-
Amounts over provided in prior years	(10)	(3)	(4)
Unrecognised deferred tax assets	-	-	-
Other	-	(4)	-
	(51)	(477)	(42)
Increase in tax payable from:
Life insurance tax	19	-	70
Withholding taxes	37	-	12
Disallowed expenses	3	20	43
Unrecognised deferred tax assets	13	7	4
Provisions for uncertain tax positions	3	-	3
Other	17	-	15
	92	27	147
Total income tax expense/(credit)	651	(445)	654

Deferred tax

Temporary differences not recognised in the consolidated statement of financial position are:
Tax losses	144	148	148
Insurance contract liabilities	117	89	52
Total	261	237	200

There are no current tax assets recoverable in more than one year.  All jurisdictions are either in a net deferred tax liability position or there is no recognition of deferred tax assets.

The Group has unused income tax losses carried forward in China, Indonesia, Vietnam and the Philippines. The losses in China, Vietnam and Indonesia expire if they remain unused five years after being incurred.  Losses in the Philippines expire three years after being incurred.  All of the tax losses currently carried forward are due to expire by the end of 2014.

10.    Income tax (continued)

The movement in deferred tax liabilities in the period may be analysed as set out below:

US$m	Net deferred tax asset/(liability) at 1 December	(Charged)/ credited to the income statement	(Charged)/credited to other comprehensive income		Net deferred tax asset/(liability) at 30 November
			Fair value reserve	Foreign exchange

30 November 2009

Revaluation of financial instruments	(415)	(721)	(133)	(161)	(1,430)
Deferred acquisition costs	(1,244)	(187)	-	(42)	(1,473)
Insurance and investment contract liabilities	1,387	711	-	157	2,255
Withholding taxes	(48)	(12)	-	(3)	(63)
Provision for expenses	7	(11)	-	(2)	(6)
Losses available for offset against future taxable income	4	-	-	-	4
Life surplus	(255)	(118)	-	(26)	(399)
Other	17	5	-	3	25
Total	(547)	(333)	(133) [1]	(74)	(1,087)

30 November 2008

Revaluation of financial instruments	(1,226)	755	(12)	68	(415)
Deferred acquisition costs	(1,620)	345	-	31	(1,244)
Insurance and investment contract liabilities	2,142	(693)	-	(62)	1,387
Withholding taxes	(304)	261	-	(5)	(48)
Provision for expenses	59	(48)	-	(4)	7
Losses available for offset against future taxable income	6	(2)	-	-	4
Life surplus	(431)	161	-	15	(255)
Other	(53)	67	-	3	17
Total	(1,427)	846	(12) [1]	46	(547)

30 November 2007

Revaluation of financial instruments	(1,379)	(20)	181	(8)	(1,226)
Deferred acquisition costs	(1,484)	(98)	-	(38)	(1,620)
Insurance and investment contract liabilities	1,683	331	-	128	2,142
Withholding taxes	(256)	(34)	-	(14)	(304)
Provision for expenses	150	(66)	-	(25)	59
Losses available for offset against future taxable income	67	(44)	-	(17)	6
Life surplus	(36)	(285)	-	(110)	(431)
Other	(88)	29	-	6	(53)
Total	(1,343)	(187)	181[1]	(78)	(1,427)

Note: (1)              Of the fair value reserve deferred tax charge of US$133m for 2009, US$139m (2008: US$(22)m, 2007: US$181m) relates to fair value gains and losses on available for sale financial assets and US$6m (2008: US$10m, 2007: US$nil) relates to fair value gains and losses on available for sale financial assets transferred to income on disposal and impairment

11.    Disposal groups held for sale

On 28 August 2009, AIA-B agreed to sell AIA (Bermuda) Services Inc. and transfer a block of life insurance policies through a business transfer to ALICO for an aggregate consideration of US$1.
As a result, the assets and liabilities have been presented as held for sale at 30 November 2009.  Refer to Note
8
for additional information.
The following table shows the assets and liabilities of the disposal group classified as held for sale.
US$m	30 November 2009

Available for sale - debt securities	50
Other assets	5
Cash and cash equivalents	3
Total assets	58
Insurance contract liabilities	57
Other liabilities	1
Total liabilities	58

12.   Earnings per share

Basic

Basic earnings per share is calculated by dividing the profit attributable to owners of the company by the weighted average number of ordinary shares in issue during the year.
	Year ended 30 November	Year ended 30 November	Year ended 30 November
	2007	2008	2009

Net profit attributable to shareholders of AIA Group Limited (US$m)	1,914	408	1,754
Weighted average number of ordinary shares in issue (million)	12,000	12,000	12,000
Basic earnings per share (cents per share)	16	3	15

Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares.  The Group's only potentially dilutive instruments during the years presented are the shares yet to be issued at 30 November 2009 as described in note 34.
	Year ended 30 November	Year ended 30 November	Year ended 30 November
	2007	2008	2009

Net profit attributable to shareholders of AIA Group Limited (US$m)	1,914	408	1,754
Weighted average number of ordinary shares for diluted earnings per share (million)	12,000	12,000	12,000
Diluted earnings per share (cents per share)	16	3	15

Operating profit per share

Operating profit (see Note 5) per share is calculated by dividing the operating profit after tax attributable to owners of the company by the weighted average number of ordinary shares in issue during the year.  The Group's only potentially dilutive instruments during the years presented are the shares yet to be issued at 30 November 2009 as described in note 34.
	Year ended 30 November	Year ended 30 November	Year ended 30 November
	2007	2008	2009

Basic and fully diluted (cents per share)	11	13	12

13.   Dividends

	Year ended 30 November 2007	Year ended 30 November 2008	Year ended 30 November 2009
	US$m	US$m	US$m

Ordinary dividends declared and charged to equity in the period	261	346	25
Dividends declared and charged to equity reflect dividends declared by the subsidiaries of the Group to their former parent companies.

14.   Intangible assets

US$m	Goodwill	Computer software	Distribution and other rights	Total

Cost
At 1 December 2006	144	81	5	230
Additions	-	22	-	22
Foreign exchange movements	1	-	-	1
At 30 November 2007	145	103	5	253
Additions	-	20	18	38
Disposals	-	(8)	-	(8)
Foreign exchange movements	(1)	(5)	-	(6)
At 30 November 2008	144	110	23	277
Additions	8	23	5	36
Acquisition of a subsidiary	-	-	15	15
Disposals	-	(4)	(18)	(22)
Disposal of a subsidiary	(23)	(1)	-	(24)
Foreign exchange movements	-	8	(1)	7
At 30 November 2009	129	136	24	289

Accumulated amortisation
At 1 December 2006	(6)	(39)	-	(45)
Amortisation charge for the year	-	(7)	-	(7)
Foreign exchange movements	-	(1)	-	(1)
At 30 November 2007	(6)	(47)	-	(53)
Amortisation charge for the year	-	(3)	-	(3)
Disposals	-	8	-	8
Foreign exchange rate movements	-	3	-	3
At 30 November 2008	(6)	(39)	-	(45)
Amortisation charge for the year	-	(8)	(1)	(9)
Disposal of a subsidiary	-	1	-	1
Foreign exchange rate movements	-	(3)	-	(3)
At 30 November 2009	(6)	(49)	(1)	(56)

Net book value
At 30 November 2007	139	56	5	200
At 30 November 2008	138	71	23	232
At 30 November 2009	123	87	23	233

14.   Intangible assets (continued)

Of the above, US$224m (2007: US$191m; 2008: US$210m) is expected to be recovered more than 12 months after the end of the reporting period.
Goodwill arises primarily in respect of the Group's insurance businesses.  Impairment testing is performed by comparing the carrying value of goodwill with the present value of expected future cash flows plus a multiple of the present value of the new business generated.

15.

Investments in associates and joint ventures

	Year ended 30 November	Year ended 30 November	Year ended 30 November
US$m	2007	2008	2009

Group
At 1 December	267	63	47
Cash distributions (see Note 4 for details)	(190)	-	-
Additions	8	48	24
Disposals	(27)	(17)	(1)
Share of net (loss)/profit	-	(28)	(21)
Foreign exchange movements	5	(19)	4
At 30 November	63	47	53
The Group's interest in its principal associates and joint ventures is as follows:
				Percentage interest held
				As at 30 November	As at 30 November	As at 30 November
	Country of incorporation	Type of shares held	Principal activity	2007	2008	2009

AIG Card (Thailand) Company Limited	Thailand	Ordinary	Credit card business	39%	39%	-
AIG Consulting Services Company Limited	China	Ordinary	Consultancy service	50%	-	-
AIG Credit Card Co. (HK) Limited	Hong Kong	Ordinary	Credit card business	50%	-	-
Beacon Property Ventures, Inc	Philippines	Ordinary	Property management	40%	40%	40%
Chelshire Investments Private Limited	Singapore	Ordinary	Property management	50%	50%	50%
Chelville Investments Private Limited	Singapore	Ordinary	Property management	50%	50%	50%
Deeptro Private Limited	Singapore	Ordinary	Property management	50%	50%	50%
Grange Development Private Limited	Singapore	Ordinary	Property development	23.25%	-	-
ICCP Holdings Inc	Philippines	Ordinary	Investment holding	20%	20%	20%
Manila Exposition Complex, Inc	Philippines	Ordinary	Hotel	10%	10%	10%
NaiLert Park Hotel Co. Limited	Thailand	Ordinary	Property management	20%	20%	20%
Panareno Sendrian Berhad	Malaysia	Ordinary and preference	Property management	35%	35%	35%
Philam Realty	Philippines	Ordinary	Property management	40%	40%	40%
Science Park of the Philippines	Philippines	Ordinary	Property management	17%	17%	17%
Tata AIG Life Insurance Company Limited	India	Ordinary	Insurance	26%	26%	26%
Winfame Investments Private Limited	Singapore	Ordinary	Property management	50%	50%	50%
Winwave Investments Private Limited	Singapore	Ordinary	Property management	50%	50%	50%
In 2008, AIG Consulting Services Company Limited in China became a subsidiary.  All associates and joint ventures are unlisted.

15.

Investments in associates and joint ventures (continued)

Aggregated financial information of associates and joint ventures

	As at 30 November	As at 30 November	As at 30 November
US$m	2007	2008	2009

Share of income	142	65	146
Share of expenses	(142)	(93)	(167)
Share of profit/(loss)	-	(28)	(21)
Share of current assets	265	221	425
Share of long term assets	161	195	186
Share of current liabilities	(239)	(73)	(30)
Share of long term liabilities	(124)	(296)	(528)
Share of net assets	63	47	53

Investments in associates and joint ventures are held for their long term contribution to the Group's performance and so all amounts are expected to be realised more than 12 months after the end of the reporting period.

16.

Property, plant and equipment

US$m	Property held for use	Fixtures and fittings	Computer hardware	Total

Cost
At 1 December 2006	339	194	133	666
Additions	3	27	28	58
Disposals	-	(7)	(7)	(14)
Transfers from investment property	19	-	-	19
Foreign exchange movements	24	-	(1)	23
At 30 November 2007	385	214	153	752
Additions	4	45	18	67
Disposals	(10)	(8)	(6)	(24)
Transfers from investment property	4	-	-	4
Foreign exchange movements	(19)	(19)	(12)	(50)
At 30 November 2008	364	232	153	749
Additions	2	15	20	37
Disposals	-	(19)	(16)	(35)
Transfers to investment property	(10)	-	-	(10)
Acquisition of a subsidiary	7	-	1	8
Disposal of a subsidiary	(1)	(3)	(1)	(5)
Foreign exchange movements	23	15	9	47
At 30 November 2009	385	240	166	791

Accumulated depreciation
At 1 December 2006	(118)	(135)	(104)	(357)
Depreciation charge	(11)	(18)	(16)	(45)
Disposals	-	4	4	8
Foreign exchange movements	(7)	-	1	(6)
At 30 November 2007	(136)	(149)	(115)	(400)
Depreciation charge	(13)	(26)	(22)	(61)
Disposals	5	4	5	14
Transfers from investment property	(1)	-	-	(1)
Foreign exchange movements	8	12	11	31
At 30 November 2008	(137)	(159)	(121)	(417)
Depreciation charge	(11)	(23)	(23)	(57)
Disposals	-	14	15	29
Transfers to investment property	1	-	-	1
Disposal of a subsidiary	-	3	1	4
Foreign exchange movements	(9)	(9)	(7)	(25)
At 30 November 2009	(156)	(174)	(135)	(465)

Net book value
At 30 November 2007	249	65	38	352
At 30 November 2008	227	73	32	332
At 30 November 2009	229	66	31	326
The Group holds freehold land in the form of property, plant and equipment outside Hong Kong of US$73m (2007: US$71m; 2008: US$68m).
The Group holds property, plant and equipment for its long term use and, accordingly, the annual depreciation charge approximates to the amount expected to be recovered through consumption within 12 months after the end of the reporting period.

17.

Investment property

US$m	Investment Property

Cost
At 1 December 2006	136
Additions	111
Transfers to property, plant and equipment	(19)
Foreign exchange movements	13
At 30 November 2007	241
Additions	47
Disposals	(10)
Transfers to property, plant and equipment	(4)
Foreign exchange movements	(11)
At 30 November 2008	263
Additions	2
Disposals	(2)
Transfers from property, plant and equipment	10
Acquisition of a subsidiary	13
Foreign exchange movements	8
At 30 November 2009	294

Accumulated depreciation
At 1 December 2006	(41)
Charge for the year	(4)
Foreign exchange movements	(6)
At 30 November 2007	(51)
Charge for the year	(2)
Disposals	4
Transfers to property, plant and equipment	1
Foreign exchange movements	2
At 30 November 2008	(46)
Charge for the year	(2)
Transfers from property, plant and equipment	(1)
Foreign exchange movements	(1)
At 30 November 2009	(50)

Net book value
At 30 November 2007	190
At 30 November 2008	217
At 30 November 2009	244
The Group holds investment property for the long term, and so the annual amortisation charge approximates to the amount expected to be recovered within 12 months after the reporting period.

17.    Investment property (continued)
The Group leases out its investment property under operating leases.  The leases typically run for an initial period of two to twelve years, with an option to renew the lease based on future negotiations.  Lease payments are usually negotiated every two years to reflect market rentals.  None of the leases include contingent rentals.  Rental income generated from investment properties amounted to US$68m (2007: US$25m; 2008: US$63m).  Direct operating expenses (including repair and maintenance) on investment property that generates rental income amounted to US$12m (2007: US$22m; 2008: US$25m).
The Group owns investment property in the form of freehold land outside Hong Kong of US$50m (2007: US$10m; 2008: US$47m).  The Group does not hold freehold land in Hong Kong.
The future minimum operating lease rental income under non-cancellable operating leases that the Group expects to receive in future periods may be analysed as follows:
	As at 30 November	As at 30 November	As at 30 November
US$m	2007	2008	2009

Leases of investment property
Expiring no later than one year	42	47	56
Expiring later than one year and no less than five years	100	95	104
Expiring after five years or more	23	21	12
Total	165	163	172

18.   Fair value of investment property and property held for use

	As at 30 November	As at 30 November	As at 30 November
US$m	2007	2008	2009

Carrying value [1]
Investment properties	190	217	244
Property held for use (classified as property, plant and equipment)	249	227	229
Leasehold land (classified as prepayments in other assets)	693	686	690
Total	1,132	1,130	1,163

Fair value [1]
Investment properties (including land)	1,445	1,407	1,593
Properties held for use (including land)	827	748	870
Total	2,272	2,155	2,463

Note:   (1)           Carrying and fair values are presented before non-controlling interests and, for assets held in participating funds, before allocation to policyholders.

19.   Reinsurance assets

	As at 30 November	As at 30 November	As at 30 November
US$m	2007	2008	2009

Amounts recoverable from reinsurers	87	19	29
Ceded insurance and investment contract liabilities	2,581	128	255
Total	2,668	147	284
20.   Deferred acquisition and origination costs

	As at 30 November	As at 30 November	As at 30 November
US$m	2007	2008	2009

Carrying amount
Deferred acquisition costs on insurance contracts	9,188	9,082	10,123
Deferred origination costs on investment contracts	856	965	853
Total	10,044	10,047	10,976

	Year ended 30 November 2007	Year ended 30 November 2008	Year ended 30 November 2009
Movements in the period
At 1 December	8,135	10,044	10,047
Deferral and amortisation of acquisition costs	1,249	695	308
Foreign exchange movements	336	(1,150)	827
Recapture of reinsurance treaty (see Note 5)	-	505	-
Impact of assumption changes	86	11	(101)
Acquisition of a subsidiary	-	-	31
Disposal of a subsidiary	-	-	(70)
Other movements	238	(58)	(66)
At 30 November	10,044	10,047	10,976
Deferred acquisition and origination costs are expected to be recoverable over the mean term of the Group's insurance and investment contracts, and liability adequacy testing is performed at least annually to confirm their recoverability.  Accordingly, the annual amortisation charge, which varies with investment performance for certain universal life and investment-linked products, approximates to the amount which is expected to be realised within 12 months of the end of the reporting period.

21.   Financial investments

The following tables analyse the AIA Group's financial investments by type and nature. The AIA Group manages its financial investments in two distinct categories: Investment-linked Investments and Policyholder and Shareholder Investments. The investment risk in respect of Investment-linked Investments is generally wholly borne by our customers, and does not directly affect the profit for the year before tax. Furthermore, investment-linked contract holders are responsible for allocation of their policy values amongst investment options offered by the Group. Although profit for the year before tax is not affected by Investment-linked Investments, the investment return from such financial investments is included in the AIA Group's profit for the year before tax, as the AIA Group has elected the fair value option for all Investment-linked Investments with corresponding change in insurance and investment contract liabilities for investment-linked contracts. Policyholder and Shareholder Investments include all financial investments other than Investment-linked Investments. The investment risk in respect of Policyholder and Shareholder Investments is partially or wholly borne by the Group.
Policyholder and Shareholder Investments are further categorised as Participating Funds and Other Policyholder and Shareholder. The Group has elected to separately analyse financial investments held by Participating Funds within Policyholder and Shareholder Investments as they are subject to local regulations that generally prescribe a minimum proportion of policyholder participation in declared dividends. The Group has elected the fair value option for debt and equity securities of Participating Funds. The Group's accounting policy is to record an insurance liability for the proportion of net assets of the Participating Fund that would be allocated to policyholders assuming all performance would be declared as a dividend based upon local regulations as at the date of the statement of financial position. As a result the Group's net profit for the year before tax is impacted by the proportion of investment return that would be allocated to shareholders as described in the previous sentence.
Other Policyholder and Shareholder Investments are distinct from Investment-linked Investments and Participating Funds as there is no direct contractual or regulatory requirement governing the amount, if any, for allocation to policyholders. The Group has elected to apply the fair value option for equity securities in this category and the available for sale classification in respect of the majority of debt securities in this category. The investment risk from investments in this category directly impacts the Group's financial statements. Although a proportion of investment return may be allocated to policyholders through policyholder dividends, the Group's accounting policy for insurance and investment contract liabilities utilises a net level premium methodology that includes best estimates as at the date of issue for non-guaranteed participation. To the extent investment return from these investments either is not allocated to participating contracts or varies from the best estimates, it will impact the Group's profit before tax.
In the following tables, "FVTPL" indicates financial investments designated at fair value through profit or loss and "AFS" indicates financial investments classified as available for sale.
Debt securities
In compiling the tables, external ratings have been used where available.  Where external ratings are not readily available an internal rating methodology has been adopted.  The following conventions have been adopted to conform the various ratings.
External ratings		Internal ratings	Reported as
Standard and Poor's	Moody's
AAA	Aaa	+1/-1	AAA
AA+ to AA-	Aa1 to Aa3	+2/-2	AA
A+ to A-	A1 to A3	+3/-3	A
BBB+ to BBB-	Baa1 to Baa3	+4/-4	BBB
BB+ and below	Ba1 and below	+5 and below	Below investment grade

21.    Financial investments (continued)

Debt securities by type comprise the following:

		Policyholder and shareholder
		Participating funds	Other policyholder and shareholder			Investment-linked
US$'m	Rating	FVTPL	FVTPL	AFS	Sub-total	FVTPL	Total

30 November 2009
Government bonds - issued in local currency
Singapore	AAA	1,496	-	759	2,255	70	2,325
Thailand	A	-	-	7,374	7,374	-	7,374
Philippines	BB	-	-	1,309	1,309	22	1,331
Malaysia	A	953	-	196	1,149	1	1,150
China	A	271	-	836	1,107	3	1,110
Indonesia	BB	-	-	494	494	115	609
Korea	A	-	-	1,539	1,539	4	1,543
Other (1)		1	4	312	317	-	317
Sub-total		2,721	4	12,819	15,544	215	15,759

Government bonds -foreign currency
Mexico	BBB	9	15	135	159	2	161
South Africa	BBB	-	2	164	166	2	168
Philippines	BB	2	10	749	761	46	807
Malaysia	A	11	-	77	88	1	89
Indonesia	BB	48	10	210	268	-	268
Korea	A	16	1	205	222	2	224
China	A	-	-	46	46	2	48
Other(1)		53	92	291	436	10	446
Sub-total		139	130	1,877	2,146	65	2,211

Government agency bonds[2]
AAA		542	-	694	1,236	64	1,300
AA		1	-	194	195	64	259
A		611	-	2,797	3,408	116	3,524
BBB		873	-	1,583	2,456	4	2,460
Below investment grade		-	-	346	346	-	346
Not rated		-	-	-	-	8	8
Sub-total		2,027	-	5,614	7,641	256	7,897
Note: (1)              Of the total government bonds listed as 'Other' at 30 November 2009, 85% is rated as investment grade and a further 14% is rated BB- and above. The balance is rated below BB- or unrated
Note: (2)              Government agency bonds comprise bonds issued by government sponsored institutions such as state owned enterprises, provincial and municipal authorities and supranational financial institutions, such as the Asian Development Bank

21.    Financial investments (continued)
		Policyholder and shareholder
		Participating funds	Other policyholder and shareholder			Investment-linked
US$'m	Rating	FVTPL	FVTPL	AFS	Sub-total	FVTPL	Total

30 November 2009
Corporate bonds
AAA		237	-	296	533	34	567
AA		1,397	79	1,757	3,233	253	3,486
A		2,960	188	8,149	11,297	454	11,751
BBB		1,656	348	5,726	7,730	198	7,928
Below investment grade		198	32	876	1,106	41	1,147
Not rated		127	70	51	248	190	438
Sub-total		6,575	717	16,855	24,147	1,170	25,317

Structured securities
AAA		7	22	-	29	-	29
AA		-	-	-	-	-	-
A		39	-	424	463	-	463
BBB		247	20	90	357	5	362
Below investment grade		51	51	41	143	15	158
Not rated		3	-	2	5	-	5
Sub-total		347	93	557	997	20	1,017
Total		11,809	944	37,722	50,475	1,726	52,201
Note: (3)              Structured securities include CDOs, mortgage backed securities and other asset backed securities

21.   Financial investments (continued)
		Policyholder and shareholder
		Participating funds	Other policyholder and shareholder			Investment-linked
US$'m	Rating	FVTPL	FVTPL	AFS	Sub-total	FVTPL	Total

30 November 2008
Government bonds - issued in local currency
Singapore	AAA	1,166	-	547	1,713	69	1,782
Thailand	A	-	-	6,377	6,377	-	6,377
Philippines	BB	-	-	862	862	12	874
Malaysia	A	1,192	-	290	1,482	3	1,485
China	A	244	-	723	967	70	1,037
Indonesia	BB	-	-	315	315	59	374
Korea	A	-	-	857	857	6	863
Other [1]		11	2	231	244	-	244
Sub-total		2,613	2	10,202	12,817	219	13,036

Government bonds -foreign currency
Mexico	BBB	15	11	141	167	3	170
South Africa	BBB	-	1	115	116	2	118
Philippines	BB	1	12	452	465	18	483
Malaysia	A	80	-	186	266	2	268
Indonesia	BB	39	7	206	252	5	257
Korea	A	-	-	67	67	2	69
China	A	10	-	49	59	2	61
Other [1]		49	95	310	454	8	462
Sub-total		194	126	1,526	1,846	42	1,888

Government agency bonds[2]
AAA		654	-	536	1,190	15	1,205
AA		17	-	378	395	65	460
A		610	-	2,459	3,069	100	3,169
BBB		509	-	1,868	2,377	6	2,383
Below investment grade		1	2	261	264	1	265
Not rated		-	-	-	-	33	33
Sub-total		1,791	2	5,502	7,295	220	7,515

Corporate bonds
AAA		47	-	178	225	78	303
AA		1,630	55	1,586	3,271	298	3,569
A		2,113	150	5,718	7,981	292	8,273
BBB		1,227	132	4,038	5,397	211	5,608
Below investment grade		199	250	548	997	45	1,042
Not rated		19	65	1	85	47	132
Sub-total		5,235	652	12,069	17,956	971	18,927
Note:     (1)         Of the total government bonds listed as 'Other' at 30 November 2008, 83% is rated as investment grade and a further 16% is rated BB- and above. The balance is rated below BB- or unrated
Note:     (2)         Government agency bonds comprise bonds issued by government sponsored institutions such as state owned enterprises, provincial and municipal authorities and supranational financial institutions, such as the Asian Development Bank

21.    Financial investments (continued)
	Policyholder and shareholder
	Participating funds	Other policyholder and shareholder			Investment-linked
US$m	FVTPL	FVTPL	AFS	Sub-total	FVTPL	Total

30 November 2008
Structured securities
AAA	15	30	434	479	-	479
AA	35	37	-	72	-	72
A	22	2	54	78	-	78
BBB	141	-	77	218	1	219
Below investment grade	24	1	70	95	14	109
Sub-total	237	70	635	942	15	957
Total	10,070	852	29,934	40,856	1,467	42,323
Note:     (3)         Structured securities include CDOs, mortgage backed securities and other asset backed securities

21.   Financial investments (continued)
		Policyholder and shareholder
		Participating funds	Other policyholder and shareholder			Investment-linked
US$'m	Rating	FVTPL	FVTPL	AFS	Sub-total	FVTPL	Total

30 November 2007
Government bonds - issued in local currency
Singapore	AAA	1,374	-	472	1,846	51	1,897
Thailand	A	-	-	5,826	5,826	-	5,826
Philippines	BB	-	-	1,200	1,200	30	1,230
Malaysia	A	1,154	-	220	1,374	1	1,375
China	A	220	-	675	895	30	925
Indonesia	BB	-	-	514	514	86	600
Korea	A	-	-	1,399	1,399	16	1,415
Other [1]		36	33	244	313	-	313
Sub-total		2,784	33	10,550	13,367	214	13,581

Government bonds -foreign currency
Mexico	BBB	1	15	152	168	-	168
South Africa	BBB	-	2	101	103	1	104
Philippines	BB	4	22	606	632	39	671
Malaysia	A	115	-	192	307	1	308
Indonesia	BB	63	9	288	360	17	377
Korea	A	101	-	264	365	1	366
China	A	9	-	44	53	1	54
Other [1]		86	173	197	456	12	468
Sub-total		379	221	1,844	2,444	72	2,516

Government agency bonds[2]
AAA		898	-	438	1,336	31	1,367
AA		45	-	245	290	35	325
A		437	-	2,728	3,165	63	3,228
BBB		533	-	1,351	1,884	16	1,900
Below investment grade		7	2	76	85	3	88
Not rated		-	-	102	102	16	118
Sub-total		1,920	2	4,940	6,862	164	7,026

Corporate bonds
AAA		72	-	229	301	59	360
AA		1,773	66	1,657	3,496	281	3,777
A		2,034	175	5,887	8,096	292	8,388
BBB		1,091	108	3,865	5,064	200	5,264
Below investment grade		319	227	625	1,171	151	1,322
Not rated		-	53	29	82	37	119
Sub-total		5,289	629	12,292	18,210	1,020	19,230
Note:     (1)        Of the total government bonds listed as 'Other' at 30 November 2007 70% is rated as investment grade and a further 21% is rated BB- and above. The balance is rated below BB- or unrated
Note:     (2)         Government agency bonds comprise bonds issued by government sponsiored institutions such as state owned enterprises, provincial and municipal authorities and supranational financial institutions, such as the Asian Development Bank

21.    Financial investments (continued)
	Policyholder and shareholder
	Participating funds	Other policyholder and shareholder			Investment-linked
US$m	FVTPL	FVTPL	AFS	Sub-total	FVTPL	Total

30 November 2007
Structured securities
AAA	32	79	887	998	-	998
AA	115	120	33	268	-	268
A	122	41	277	440	-	440
BBB	133	-	87	220	3	223
Below investment grade	22	14	35	71	15	86
Not rated	17	9	10	36	-	36
Sub-total	441	263	1,329	2,033	18	2,051
Total	10,813	1,148	30,955	42,916	1,488	44,404
Note:     (3)         Structured securities include CDOs, mortgage backed securities and other asset backed securities

21.    Financial investments (continued)
Equity securities
Equity securities by type comprise the following:
	Policyholder and shareholder
	Participating funds	Other policyholder and shareholder			Investment-linked
US$m	FVTPL	FVTPL	AFS	Subtotal	FVTPL	Total

30 November 2009
Ordinary shares	1,685	2,008	-	3,693	2,738	6,431
Securities held by consolidated mutual funds managed by AIG	167	494	-	661	1,333	1,994
Interests in investment funds
AIG managed	116	132	-	248	1,232	1,480
Non-AIG managed	241	193	-	434	5,777	6,211
	357	325	-	682	7,009	7,691
Shares in AIG	-	-	62	62	-	62
Total	2,209	2,827	62	5,098	11,080	16,178

	Policyholder and shareholder
	Participating funds	Other policyholder and shareholder			Investment-linked
US$m	FVTPL	FVTPL	AFS	Subtotal	FVTPL	Total

30 November 2008
Ordinary shares	705	1,000	-	1,705	1,211	2,916
Securities held by consolidated mutual funds managed by AIG	109	619	-	728	805	1,533
Interests in investment funds
AIG managed	158	197	-	355	851	1,206
Non-AIG managed	151	39	-	190	2,815	3,005
	309	236	-	545	3,666	4,211
Shares in AIG	-	-	87	87	-	87
Total	1,123	1,855	87	3,065	5,682	8,747

	Policyholder and shareholder
	Participating funds	Other policyholder and shareholder			Investment-linked
US$m	FVTPL	FVTPL	AFS	Subtotal	FVTPL	Total

30 November 2007

Ordinary shares	1,629	2,817	-	4,446	2,268	6,714
Securities held by consolidated mutual funds managed by AIG	107	1,047	-	1,154	1,558	2,712
Interests in investment funds
AIG managed	364	352	-	716	1,380	2,096
Non-AIG managed	221	42	-	263	5,834	6,097
	585	394	-	979	7,214	8,193
Shares in AIG	-	-	2,520	2,520	-	2,520
Total	2,321	4,258	2,520	9,099	11,040	20,139

21.    Financial investments (continued)
	As at 30 November	As at 30 November	As at 30 November
US$m	2007	2008	2009

Debt securities
Listed
Hong Kong	377	421	394
Overseas	25,344	20,010	30,663
	25,721	20,431	31,057
Unlisted	18,683	21,892	21,144
Total	44,404	42,323	52,201

Equity securities
Listed
Hong Kong	238	47	399
Overseas	12,675	3,093	6,606
	12,913	3,140	7,005
Unlisted	7,226	5,607	9,173
Total	20,139	8,747	16,178

21.    Financial investments (continued)
Loans and receivables
	As at 30 November	As at 30 November	As at 30 November
US$m	2007	2008	2009

Policy loans	1,327	1,437	1,644
Mortgage loans on residential real estate	609	587	527
Mortgage loans on commercial real estate	112	105	48
Intercompany loans to fellow subsidiaries of AIG (see Note 41)	1,589	29	87
Other loans	182	242	446
Allowance for loan losses	(15)	(7)	(12)
Loans	3,804	2,393	2,740
Due from insurance and investment contract holders	471	536	546
Due from agents, brokers and intermediaries	9	13	39
Insurance receivables	480	549	585
Related party receivables	95	33	1
Receivables from sales of investments	329	86	34
Other receivables	362	285	396
Receivables	1,266	953	1,016
Term deposits	595	656	892
Total[1]	5,665	4,002	4,648
Note:     (1)         Of total loans and receivables, US$33m of term deposits (2007: US$38m; 2008: US$48m), and US$75m of other loans (2007: US$60m; 2008: US$62m) are held to back investment-linked contracts. The balance of loans and receivables consists of policyholder and shareholder.  Of this, US$942m relates to participating funds (2007: US$1,136m; 2008: US$986m).
Certain term deposits with financial institutions are restricted due to local regulatory requirements or other pledge restrictions.  The restricted balance held within the term deposits classification is US$104m (2007: US$128m; 2008: US$141m).
All insurance receivables are expected to be recovered within less than one year.  Accordingly, no ageing analysis has been provided.
Receivables include receivables from reverse repurchase agreements under which the Group does not take physical possession of securities purchased under the agreements.  Sales or transfers of securities are not permitted by the respective clearing house on which they are registered while the loan is outstanding.  In the event of default by the counterparty to repay the loan, the Group has the right to the underlying securities held by the clearing house.  At 30 November 2009 the carrying value of such receivables is US$69m (2007: US$67m; 2008: US$54m).

22.   Derivative financial instruments

The Group's non-hedge derivative exposure was as follows:
US$m		Fair value
	Notional Amount	(1)(2) Assets	(1) Liabilities
30 November 2009
Foreign exchange contracts:
Forwards	222	1	-
Cross currency swaps	8,390	439	(69)
Total foreign exchange contracts	8,612	440	(69)
Interest rate contracts
Interest rate swaps	1,092	13	-
Other
Commodity index swaps	20	-	(2)
Total	9,724	453	(71)

30 November 2008
Foreign exchange contracts:
Forwards	333	-	(4)
Cross currency swaps	7,423	228	(131)
Total foreign exchange contracts	7,756	228	(135)
Interest rate contracts
Interest rate swaps	1,086	24	-
Other
Commodity index swaps	20	-	(3)
Total	8,862	252	(138)

30 November 2007
Foreign exchange contracts:
Forwards	17	-	-
Cross currency swaps	6,492	415	(37)
Total foreign exchange contracts	6,509	415	(37)
Interest rate contracts
Interest rate swaps	978	4	(10)
Other
Commodity index swaps	2	3	-
Total	7,489	422	(47)

Note:      (1)  Derivative assets and liabilities are classified as at fair value through profit or loss as they are held for trading
(2)  Of derivative assets, US$240m are held to back participating funds (2007: US$247m; 2008: US$87m).  The balance of derivative assets relate to other policyholder and shareholder amounts.
(3)  The notional amount of derivative financial instruments with related parties amounted to US$58m (2007: US$43m; 2008: US$58m)
For swap transactions, both legs of the transaction have been disclosed in the column 'notional amount'.

22.    Derivative financial instruments (continued)
The Group only holds over the counter ('OTC') derivatives.  OTC derivative contracts are individually negotiated between contracting parties and include forwards and swaps.  Derivatives are subject to various risks including market, liquidity and credit risk, similar to those related to the underlying financial instruments.
Derivative assets and derivative liabilities are recognised in the consolidated statement of financial position as financial assets at fair value through profit or loss and derivative financial liabilities respectively.  The Group's derivative risk management policies are outlined in Note 37.  The Group does not employ hedge accounting, although most of its derivative holdings may have the effect of an economic hedge of other exposures.
The notional or contractual amounts associated with derivative financial instruments are not recorded as assets or liabilities in the consolidated statement of financial position as they do not represent the fair value of these transactions.
The notional amounts in the previous table reflect the aggregate of individual derivative positions on a gross basis and so give an indication of the overall scale of derivative transactions.
Foreign exchange contracts
Forward exchange contracts represent agreements to exchange the currency of one country for the currency of another country at an agreed price and settlement date.  Currency swaps are contractual agreements that involve the exchange of both periodic and final amounts in two different currencies.  Exposure to gain and loss on both types of swap contracts will increase or decrease over their respective lives as a function of maturity dates, interest and foreign exchange rates, and the timing of payments.
Interest rate swaps
Interest rate swaps are contractual agreements between two parties to exchange periodic payments in the same currency, each of which is computed on a different interest rate basis, on a specified notional amount.  Most interest rate swaps involve the net exchange of payments calculated as the difference between the fixed and floating rate interest payments.

23.   Fair value of financial instruments

The Group classifies all financial assets as either at fair value through profit or loss, or as available for sale, which are carried at fair value, or as loans and receivables, which are carried at amortised cost.  Financial liabilities are classified as either at fair value through profit or loss or at amortised cost, except for investment contracts with DPF which are accounted for under IFRS 4.
The following tables presents the estimated fair values of the Group's financial assets and financial liabilities.
		Fair value
US$m	Notes	Fair value through profit or loss	Available for sale	Cost/ amortised cost	Total carrying value	Total fair value

30 November 2009
Financial investments:	21
Loans and receivables		-	-	4,648	4,648	4,688
Debt securities		14,479	37,722	-	52,201	52,201
Equity securities		16,116	62	-	16,178	16,178
Derivative financial instruments	22	453	-	-	453	453
Reinsurance receivables	19	-	-	29	29	29
Cash and cash equivalents	25	-	-	3,405	3,405	3,405
Financial assets		31,048	37,784	8,082	76,914	76,954

	Notes	Fair value through profit or loss	Cost/ amortised cost	Total carrying value	Total fair value

Financial liabilities:
Investment contract liabilities	27	6,669	1,111	7,780	7,780
Borrowings	29	-	688	688	688
Obligations under securities lending and repurchase agreements	30	-	284	284	284
Derivative financial instruments	22	71	-	71	71
Other liabilities and current tax liabilities[1]		-	1,800	1,800	1,800
Financial liabilities		6,740	3,883	10,623	10,623
Note: (1)              Excludes third party interests in consolidated investment funds

23.
Fair value of financial instruments (continued)
		Fair value
US$m	Notes	Fair value through profit or loss	Available for sale	Cost/ amortised cost	Total carrying value	Total fair value

30 November 2008
Financial investments	21
Loans and receivables		-	-	4,002	4,002	3,990
Debt securities		12,389	29,934	-	42,323	42,323
Equity securities		8,660	87	-	8,747	8,747
Derivative financial instruments	22	252	-	-	252	252
Reinsurance receivables	19	-	-	19	19	19
Cash and cash equivalents	25	-	-	4,164	4,164	4,164
Financial assets		21,301	30,021	8,185	59,507	59,495

	Notes	Fair value through profit or loss	Cost/ amortised cost	Total carrying value	Total fair value

Financial liabilities
Investment contract liabilities	27	4,226	672	4,898	4,898
Borrowings	29	-	661	661	661
Obligations under securities lending and repurchase agreements	30	-	2,718	2,718	2,718
Derivative financial instruments	22	138	-	138	138
Other liabilities and current tax liabilities[1]		-	1,407	1,407	1,407
Financial liabilities		4,364	5,458	9,822	9,822
Note:(1)               Excludes third party interests in consolidated investment funds

23.    Fair value of financial instruments (continued)
		Fair value
US$m	Notes	Fair value through profit or loss	Available for sale	Cost/ amortised cost	Total carrying value	Total fair value

30 November 2007
Financial investments	21
Loans and receivables		-	-	5,665	5,665	5,686
Debt securities		13,449	30,955	-	44,404	44,404
Equity securities		17,619	2,520	-	20,139	20,139
Derivative financial instruments	22	422	-	-	422	422
Reinsurance receivables	19	-	-	87	87	87
Cash and cash equivalents	25	-	-	2,583	2,583	2,583
Financial assets		31,490	33,475	8,335	73,300	73,321

	Notes	Fair value through profit or loss	Cost/ amortised cost	Total carrying value	Total fair value

Financial liabilities
Investment contract liabilities	27	5,926	579	6,505	6,505
Borrowings	29	-	1,461	1,461	1,461
Obligations under securities lending and repurchase agreements	30	-	5,395	5,395	5,395
Derivative financial instruments	22	47	-	47	47
Other liabilities and current tax liabilities[1]		-	1,843	1,843	1,843
Financial liabilities		5,973	9,278	15,251	15,251
Note:     (1)         Excludes third party interests in consolidated investment funds
The carrying amount of assets included in the above tables represents the maximum credit exposure.
Foreign currency exposure, including the net notional amount of foreign currency derivative positions, is shown in Note 37 for the Group's key foreign exchange exposures.
The fair value of investment contract liabilities measured at amortised cost is not considered to be materially different from the amortised cost carrying value.
The carrying value of financial instruments expected to be settled within 12 months (after taking into account valuation allowances, where applicable) is not considered to be materially different from the fair value.

Fair value measurements on a recurring basis

The Group measures at fair value financial instruments designated at fair value through profit or loss, available for sale securities portfolios, derivative assets and liabilities, investments held by investment funds which are consolidated, investments in non-consolidated investment funds and certain investment contract liabilities on a recurring basis.  The fair value of a financial instrument is the amount that would be received on sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
The degree of judgement used in measuring the fair value of financial instruments generally correlates with the level of pricing observability.  Financial instruments with quoted prices in active markets generally have more pricing observability and less judgement is used in measuring fair value.  Conversely, financial instruments traded in other than active markets or that do not have quoted prices have less observability and are measured at fair value using valuation models or other pricing techniques that require more judgement.  An active market is one in which transactions for the asset or liability being valued occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

23.    Fair value of financial instruments (continued)
An other than active market is one in which there are few transactions, the prices are not current, price quotations vary substantially either over time or among market makers, or in which little information is released publicly for the asset or liability being valued.  Pricing observability is affected by a number of factors, including the type of financial instrument, whether the financial instrument is new to the market and not yet established, the characteristics specific to the transaction and general market conditions.
The following methods and assumptions were used by the Group to estimate the fair value of financial instruments.

Financial assets and liabilities

Loans and receivables
For loans and advances that are repriced frequently and have had no significant changes in credit risk, carrying amounts represent a reasonable estimate of fair values.  The fair values of other loans are estimated by discounting expected future cash flows using interest rates offered for similar loans to borrowers with similar credit ratings.
The fair values of mortgage loans are estimated by discounting future cash flows using interest rates currently being offered in respect of similar loans to borrowers with similar credit ratings.  The fair values of fixed rate policy loans are estimated by discounting cash flows at the interest rates charged on policy loans of similar policies currently being issued.  Loans with similar characteristics are aggregated for purposes of the calculations.  The carrying values of policy loans with variable rates approximate to their fair value.
Debt securities and equity securities
The fair values of equity securities are based on quoted market prices or, if unquoted, on estimated market values generally based on quoted prices for similar securities.  Fair values for fixed interest securities are based on quoted market prices, where available.  For those securities not actively traded, fair values are estimated using values obtained from private pricing services or by discounting expected future cash flows using a current market rate applicable to the yield, credit quality and maturity of the investment.
For holdings in hedge funds and limited partnerships, fair values are determined based on the net asset values provided by the general partner or manager of each investment, the accounts of which are generally audited on an annual basis.  The transaction price is used as the best estimate of fair value at inception.
Derivative financial instruments
The Group values its derivative financial assets and liabilities using market transactions and other market evidence whenever possible, including market based inputs to models, model calibration to market clearing transactions, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency.  When models are used, the selection of a particular model to value a derivative depends on the contract terms of, and specific risks inherent in, the instrument as well as the availability of pricing information in the market.  The Group generally uses similar models to value similar instruments.  Valuation models require a variety of inputs, including contractual terms, market prices and rates, yield curves, credit curves, measures of volatility, prepayment rates and correlations of such inputs.  For derivatives that trade in liquid markets, such as generic forwards, swaps and options, model inputs can generally be verified and model selection does not involve significant management judgment.  Examples of inputs that are generally observable include foreign exchange spot and forward rates, benchmark interest rate curves and volatilities for commonly traded option products.  Examples of inputs that may be unobservable include volatilities for less commonly traded option products and correlations between market factors.
Cash and cash equivalents
The carrying amount of cash approximates its fair value.
Reinsurance receivables
The carrying amount of amounts receivable from reinsurers is not considered materially different to their fair value.
Fair value of securities lending invested collateral and securities lending payables
Securities lending collateral is recorded at fair value.  The contract values of securities lending payables approximate fair value as these obligations are short term in nature.

23.    Fair value of financial instruments (continued)
Other assets
The carrying amount of other assets is not materially different to their fair value.  The fair values of deposits with banks are generally based on quoted market prices or, if unquoted, on estimates based on discounting future cash flows using available market interest rates offered for receivables with similar characteristics.
Investment contract liabilities
For investment contract liabilities the fair values have been estimated using a discounted cash flow approach based on interest rates currently being offered for similar contracts with maturities consistent with those remaining for the contracts being valued.  For investment contracts where the investment risk is borne by the policyholder the fair value generally approximates to the fair value of the underlying assets.
Investment contracts with DPF enable the contract holder to receive additional benefits as a supplement to guaranteed benefits.  These are referred to as participating business and are measured and classified according to the Group practice for insurance contract liabilities and hence are disclosed within Note 26.  These are not measured at fair value as there is currently no agreed definition of fair value for investment and insurance contracts with DPF under IFRS.  In the absence of any agreed methodology it is not possible to provide a range of estimates within which fair value is likely to fall.  The IASB is expecting to address this issue in Phase II of its insurance contracts project.
Borrowings
The fair values of borrowings with stated maturities have been estimated based on discounting future cash flows using the interest rates currently applicable to deposits of similar maturities.
Other liabilities
The fair value of other unquoted liabilities is estimated by discounting expected future cash flows using current market rates applicable to their yield, credit quality and maturity, except for those with no stated maturity, where the carrying value approximates to fair value.

Fair value hierarchy

Beginning on 1 December 2007, assets and liabilities recorded at fair value in the consolidated statement of financial position  are measured and classified in a hierarchy for disclosure purposes consisting of three 'levels' based on the observability of inputs  available in the market place used to measure their fair values as discussed below:
·
Level 1
: Fair value measurements that are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Group has the ability to access as of the measurement date.  Market price data is generally obtained from exchange or dealer markets.  The Group does not adjust the quoted price for such instruments.  Assets measured at fair value on a recurring basis and classified as Level 1 are actively traded listed equities.  The Group considers that government debt securities issued by G7 countries (United States, Canada, France, Germany, Italy, Japan, the United Kingdom) and traded in a dealer market to be Level 1, until they no longer trade with sufficient frequency and volume to be considered actively traded.
·
Level 2
: Fair value measurements based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices).  Level 2 inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active and inputs other than quoted prices that are observable for the asset and liability, such as interest rates and yield curves that are observable at commonly quoted intervals.  Assets and liabilities measured at fair value on a recurring basis and classified as Level 2 generally include government securities issued by non-G7 countries, most investment grade corporate bonds, hedge fund investments and derivative contracts.

23.    Fair value of financial instruments (continued)
·
Level 3
: Fair value measurements based on valuation techniques that use significant inputs that are unobservable.  Unobservable inputs are only used to measure fair value to the extent that relevant observable inputs are not available, allowing for circumstances in which there is little, if any, market activity for the asset or liability.  Assets and liabilities measured at fair value on a recurring basis and classified as Level 3 include certain classes of structured securities, certain derivative contracts, private equity and real estate fund investments, and direct private equity investments.
In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy.  In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety.  The Group's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment.  In making the assessment, the Group considers factors specific to the asset or liability.
A summary of investments carried at fair value according to fair value hierarchy is given below:
US$m	Fair value hierarchy
	Level 1	Level 2	Level 3	Total
30 November 2009
Financial assets
Available for sale
Debt securities	21	37,533	168	37,722
Equity securities - shares in ultimate parent	62	-	-	62
At fair value through profit or loss
Debt securities
Participating funds	-	11,605	204	11,809
Investment-linked	-	1,726	-	1,726
Other policyholder and shareholder	1	665	278	944
Equity securities
Participating funds	2,088	15	106	2,209
Investment-linked	10,384	696	-	11,080
Other policyholder and shareholder	2,607	91	129	2,827
Derivative financial assets	-	453	-	453
Total	15,163	52,784	885	68,832
Total %	22.0	76.7	1.3	100.0

Financial liabilities
Investment contract liabilities	-	-	6,669	6,669
Derivative financial instruments	-	69	2	71
Total	-	69	6,671	6,740
Total %	-	1.0	99.0	100.0

23.    Fair value of financial instruments (continued)
US$m	Fair value hierarchy
	Level 1	Level 2	Level 3	Total
30 November 2008
Financial assets
Available for sale
Debt securities	-	29,665	269	29,934
Equity securities - shares in ultimate parent	87	-	-	87
At fair value through profit or loss
Debt securities
Participating funds	-	9,835	235	10,070
Investment-linked	-	1,467	-	1,467
Other policyholder and shareholder	-	682	170	852
Equity securities
Participating funds	895	97	131	1,123
Investment-linked	5,158	506	18	5,682
Other policyholder and shareholder	1,541	165	149	1,855
Derivative financial assets	-	238	14	252
Total	7,681	42,655	986	51,322
Total %	15.0	83.1	1.9	100.0

Financial liabilities
Investment contract liabilities	-	-	4,226	4,226
Derivative financial instruments	-	132	6	138
Total	-	132	4,232	4,364
Total %	-	3.0	97.0	100.0
The tables below set out a summary of changes in the Group's Level 3 financial assets and liabilities for the years ended 30 November 2008 and 2009.  The tables reflect gains and losses, including gains and losses on financial assets and liabilities categorised as Level 3 as at 30 November 2008 and 2009 respectively.  The tables do not present gains or losses for instruments that were sold or transferred out of Level 3 prior to 1 December 2007.
Level 3 financial assets and liabilities
US$m	Debt securities	Equity securities	Derivative financial assets	Derivative financial liabilities	Investment contracts

At 1 December 2008	674	298	14	(6)	(4,226)
Realised gains/(losses)	(134)	(33)	(4)	(2)	-
Net movement on investment contract liabilities	-	-	-	-	(2,443)
Unrealised gains/(losses) relating to instruments still held at the reporting date
Reported in the consolidated income statement	73	(23)	-	-	-
Reported in the consolidated statement of comprehensive income	245	-	-	-	-
Purchases, issues and settlements	(84)	5	-	-	-
Transfers in to/(out of) Level 3	(124)	(12)	(10)	6	-
At 30 November 2009	650	235	-	(2)	(6,669)

23.    Fair value of financial instruments (continued)
Level 3 financial assets and liabilities
US$m	Debt securities	Equity securities	Derivative financial assets	Derivative financial liabilities	Investment contracts

At 1 December 2007	1,364	131	4	(12)	(5,926)
Realised gains/(losses)	(61)	(7)	5	14	-
Net movement on investment contract liabilities	-	-	-	-	1,700
Unrealised gains/l(losses) relating to instruments held at the reporting date
Reported in the consolidated income statement	(319)	(21)	-	-	-
Reported in the consolidated statement of comprehensive income	(174)	-	-	-	-
Purchases, issues and settlements	121	149	(1)	-	-
Transfers in to/(out of) Level 3	(257)	46	6	(8)	-
At 30 November 2008	674	298	14	(6)	(4,226)

Realised gains and losses arising from the disposal of the Group's Level 3 financial assets and liabilities are presented in the consolidated income statement.
Movements in investment contract liabilities at fair value are offset by movements in the underlying portfolio of matching assets.  Details of the movement in investment contract liabilities are provided in Note 27.
There are no differences between the fair values on initial recognition and the amounts determined using valuation techniques since the models adopted are calibrated using initial transaction prices.
Certain private equity investments are measured at cost because there is no quoted market price in an active market.  The balance of such investments is US$nil (2007: US$1m; 2008: nil).

24.   Other assets

	As at 30 November	As at 30 November	As at 30 November
US$m	2007	2008	2009

Prepayments
Operating leases of leasehold land	693	686	690
Other	44	44	51
Accrued investment income	725	766	854
Pension scheme assets
Defined benefit pension scheme surpluses (Note 38)	-	3	5
Total	1,462	1,499	1,600
Included in 'Other Assets' are the following amounts which relate to the Group's interest in leasehold land and land use rights which are accounted for as prepayments of operating leases.
	As at 30 November	As at 30 November	As at 30 November
US$m	2007	2008	2009

Land held in Hong Kong
Long-term leases (>50 years)	641	636	635
Medium-term leases (10 - 50 years)	-	-	-
Short-term leases (<10 years)	-	-	-

Land held outside Hong Kong
Freehold	-	-	-
Long-term leases (>50 years)	50	48	53
Medium-term leases (10 - 50 years)	2	2	2
Short-term leases (<10 years)	-	-	-
Total	693	686	690
All amounts other than prepayments in respect of operating leases of leasehold land are expected to be recovered within 12 months after the end of the reporting period.  Prepayments in respect of operating leases of land are expected to be recovered over the period of the leases shown above.

25.   Cash and cash equivalents

Cash and deposits

	As at 30 November	As at 30 November	As at 30 November
US$m	2007	2008	2009

Cash	586	802	1,217
Cash equivalents	1,997	3,362	2,188
Total[1]	2,583	4,164	3,405
Note:     (1)         Of cash and cash equivalents, US$764m are held to back investment-linked contracts (2007: US$614m; 2008:US$1,116m). The balance of cash and cash equivalents consists of other policyholder and shareholder
Cash comprises cash at bank and cash in hand.  Cash equivalents comprise bank deposits with maturities at acquisition of three months or less and money market funds.  Accordingly, all such amounts are expected to be realised within 12 months after the reporting period.

26.   Insurance contract liabilities

	Year ended 30 November	Year ended 30 November	Year ended 30 November
US$m	2007	2008	2009

At 1 December	46,960	57,161	52,158
Valuation premiums	8,758	9,676	8,522
Liabilities released for death or other termination and related expenses	(4,161)	(6,180)	(4,639)
Fees deducted from account balances	(229)	(320)	(542)
Accretion of interest	1,871	1,948	2,080
Foreign exchange movements	2,171	(4,165)	4,005
Change in asset values attributable to policyholders	1,264	(3,762)	2,082
Transfer to liabilities of the disposal group classified as held for sale	-	-	(57)
Acquisition of subsidiary	-	-	281
Disposal of subsidiary	-	-	(657)
Other movements	527	(2,200)	22
At 30 November	57,161	52,158	63,255
Insurance contract liabilities include amounts relating to investment-linked contracts of US$7,031m (2007
:
US$7,118m; 2008: US$3,952m).

26.    Insurance contract liabilities (continued)

Business description

The table below summarises the key variables on which insurance and investment contract cash flows depend.
Type of contract		Material terms and conditions	Nature of benefits and compensation for claims	Factors affecting contract cash flows	Key reportable segments
Traditional participating life assurance with DPF	Participating funds
Participating products combine protection with a savings element.  The basic sum assured, payable on death or maturity, may be enhanced by dividends, the aggregate amount of which is determined by the performance of a distinct fund of assets and liabilities. The timing of dividend declarations is at the discretion of the insurer. Local regulations generally prescribe a minimum proportion of policyholder participation in declared dividends
			Minimum guaranteed benefits may be enhanced based on investment experience and other considerations	· Investment performance · Expenses · Mortality · Surrenders	Singapore, China, Malaysia
Other participating business
Participating products combine protection with a savings element.  The basic sum assured, payable on death or maturity, may be enhanced by dividends the timing or amount of which is at the discretion of the insurer taking into account factors such as investment experience
			Minimum guaranteed benefits may be enhanced based on investment experience and other considerations	· Investment performance · Expenses · Mortality · Surrenders	Hong Kong, Thailand, Other Markets
Traditional non-participating life		Benefits paid on death, maturity, sickness or disability that are fixed and guaranteed and not at the discretion of the insurer	Benefits, defined in the insurance contract, are determined by the contract and are not affected by investment performance or the performance of the contract as a whole	· Mortality · Morbidity · Lapses · Expenses	All[1]
Accident and health		These products provide morbidity or sickness benefits and include health, disability, critical illness and accident cover	Benefits, defined in the insurance contract are determined by the contract and are not affected investment performance or the performance of the contract as a whole	· Mortality · Morbidity · Lapses · Expenses	All[1]
Investment-linked		Investment-linked contracts combine savings with protection, the cash value of the policy depending on the value of unitised funds	Benefits are based on the value of the unitised funds and death benefits	· Investment performance · Lapses · Expenses · Mortality	All[1]
Universal life
The customer pays flexible premiums subject to specified limits accumulated in an account balance which are credited with interest at a rate set by the insurer, and a death benefit which may be varied by the customer
			Benefits are based on the account balance and death benefit	· Investment performance · Crediting rates · Lapses · Expenses · Mortality	All[1]
Note:      (1)  Other than the Group's corporate and other segment

26.    Insurance contract liabilities (continued)

Methodology and assumptions

The most significant items to which profit for the period and shareholders' equity are sensitive are market, insurance and lapse risks which are shown in the table below.  Indirect exposure indicates that there is a second order impact.  For example, whilst the profit for the period attributable to shareholders is not directly affected by investment income earned where the investment risk is borne by policyholders (for example, in respect of investment-linked contracts), there is a second order effect through the investment management fees which the Group earns by managing such investments.  The distinction between direct and indirect exposure is not intended to indicate the relative sensitivity to each of these items.  Where the direct exposure is shown as being 'net neutral' this is because the exposure to market and credit risk is offset by a corresponding movement in insurance contract liabilities.

·
·
·
·
·
·
·
·
·
·
		Market and credit risk			Significant insurance and lapse risks
		Direct exposure		Indirect exposure
Type of contract		Insurance and investment contract liabilities	Risks associated with related investment portfolio
Traditional participating life assurance with DPF	Participating funds	· Net neutral except for the insurer's share of participating investment performance	· Net neutral except for the insurer's share of participating investment performance	· Investment performance subject to smoothing through dividend declarations	· Impact of persistency on future dividends · Mortality
		· Guarantees	· Guarantees
Other participating business
		· Net neutral except for the insurer's share of participating investment performance	· Net neutral except for the insurer's share of participating investment performance	· Investment performance	· Impact of persistency on future dividends · Mortality
· Guarantees	· Guarantees
Traditional non-participating life assurance		· Investment performance · Credit risk	· Guarantees	· Not applicable	· Mortality · Persistency · Morbidity
· Asset liability mismatch risk
Accident and health
		· Loss ratio	· Investment performance · Credit risk	· Not applicable	· Claims experience · Morbidity · Persistency
· Asset liability mismatch risk
Pensions
		· Net neutral	· Net neutral	· Performance related investment management fees	· Persistency
· Asset liability mismatch risk
Investment-linked
· Net neutral	· Net neutral	· Performance related investment management fees	· Persistency · Mortality
Universal life		· Guarantees	· Investment performance · Credit risk	· Spread between earned rate and crediting rate to policyholders	· Mortality · Persistency · Withdrawals
· Asset liability mismatch risk
The Group is also exposed to currency risk in respect of its operations, and to interest rate risk, credit risk and equity price risk on assets representing net shareholders' equity, and to expense risk to the extent that actual expenses exceed those that can be charged to insurance and investment contract holders on non-participating business.

27.   Investment contract liabilities

	Year ended 30 November	Year ended 30 November	Year ended 30 November
US$m	2007	2008	2009

At 1 December	3,482	6,505	4,898
Effect of foreign exchange translation	20	(33)	102
Investment contract benefits	1,228	(2,047)	2,164
Fees charged	(222)	(174)	(326)
Net deposits/(withdrawals) and other movements	1,997	647	942
At 30 November	6,505	4,898	7,780
Investment contract liabilities include amounts relating to investment-linked liabilities of US$6,669m (2007: US$5,926m; 2008: US$4,226m).

28.   Effect of changes in assumptions and estimates

The table below sets out the sensitivities of the assumptions in respect of insurance and investment contracts with DPF to key variables.  This disclosure only allows for the impact on liabilities and related assets, such as reinsurance, and deferred acquisition costs and does not allow for offsetting movements in the fair value of financial assets backing those liabilities.
US$m	As at 30 November 2007	As at 30 November 2008	As at 30 November 2009
(Increase)/decrease in insurance contract liabilities, equity and profit before tax
Interest rates + 0.5%	7	7	4
Interest rates - 0.5%	(8)	(7)	(4)
Expenses +10%	(1)	(3)	(2)
Mortality +10%	(5)	(8)	(10)
Lapse rates +5%	(19)	(21)	(12)
Future policy benefits for traditional life insurance policies (including investment contracts with DPF) are calculated using a net level premium valuation method with reference to best estimate assumptions set at policy inception date unless a deficiency arises on liability adequacy testing.  There is no impact of the above assumption sensitivities on the carrying amount of traditional life insurance liabilities as the sensitivities presented would not have triggered a liability adequacy adjustment.  During the periods presented there was no effect of changes in assumptions and estimates on the Group's traditional life products.
For interest sensitive insurance contracts, such as universal life products and investment-linked contracts, assumptions are made at each reporting date including mortality, persistency, expenses, future investment earnings and future crediting rates.
The impact of changes in assumptions on the valuation of insurance and investment contracts with DPF was US$86m decrease in profit (2007: US$17m; 2008: US$(11)m).

29.   Borrowings

	As at 30 November	As at 30 November	As at 30 November
US$m	2007	2008	2009

Bank loans	546	548	549
Bank overdrafts	71	88	85
Loans from fellow subsidiaries of AIG	812	20	50
Other loans	32	5	4
Total	1,461	661	688
Assets with a book value of US$756m (2007: US$755m; 2008: US$751m) and a fair value of US$1,290m (2007: US$1,101m; 2008: US$1,107m) are pledged as security with respect to amounts disclosed as bank loans above.  Interest on loans reflects market rates of interest with the exception of certain related party borrowings which are repayable on demand.  Interest expense on borrowings is shown in Note 9.  Further information relating to interest rates and the maturity profile of borrowings is presented in Note 37.

30.   Obligations under securities lending and repurchase agreements

The Group has entered into securities lending agreements whereby securities are loaned to both third parties and a related party.  In addition, the Group has entered into repurchase agreements whereby securities are sold to third parties with a concurrent agreement to repurchase the securities at a specified date.
The securities related to these agreements are not derecognised from the Group's consolidated statement of financial position, but are retained within the appropriate financial asset classification. The following table specifies the amounts included within financial investments subject to securities lending or repurchase agreements at each period end:
	As at 30 November	As at 30 November	As at 30 November
US$m	2007	2008	2009

Debt securities:
Repurchase agreements	1,620	831	315
Securities lending
Related parties	1,231	578	-
Others	2,446	1,691	-
Total	5,297	3,100	315
Collateral
Generally, the Group received collateral in excess of 100% of the fair value of securities loaned from all borrowers, typically consisting of cash or debt securities.  During 2009 and 2008, borrowers were not providing collateral to 100% of the fair value of the securities lent; however, the Group's ultimate parent company provided additional collateral to fully collateralise the arrangements.
Collateral received under securities lending or consideration received for repurchase agreements typically consists of cash or debt securities. Collateral received in the form of cash, which is not legally segregated from the Group, is recognised as an asset in the consolidated statement of financial position, with a corresponding liability for its repayment.
Non-cash collateral received is not recognised in the consolidated statement of financial position unless the Group either sells or repledges these assets in the absence of default, at which point the obligation to return this collateral is recognised as a liability.
The fair value of non-cash collateral received from securities lending agreements and the respective amount which the Group can sell or re-pledge in the absence of default is disclosed in the table below:
	As at 30 November	As at 30 November	As at 30 November
US$m	2007	2008	2009

Debt securities
Related parties	-	390	-
Others	-	-	-
Total	-	390	-

Collateral available for pledge/sale	-	-	-
The value of collateral that was actually sold or re-pledged in the absence of default was nil for all periods.

30.    Obligations under securities lending and repurchase agreements (continued)
Obligations under securities lending and repurchase agreements comprise the following:
As at 30 November	As at 30 November	As at 30 November
US$m	2007	2008	2009

Securities lending
Related parties	1,291	657	-
Others	2,523	1,306	-
Repurchase agreements	1,581	755	284
Total	5,395	2,718	284

On 10 November 2008, the Group entered into an agreement with AIG Funding, Inc. ('AIGF') whereby the Group can borrow from AIGF to return cash collateral to securities borrowers in connection with a portfolio of securities loans of which AIG Securities Lending (Ireland) Ltd ('AIGSL') is the agent.

The Group can only borrow under this facility if the collateral investment account maintained on behalf of the Group does not have sufficient cash at the time to satisfy the Group's obligations to repay the third party borrowers.

Under the terms of this agreement, interest accrues on the outstanding borrowings at three months US$ LIBOR-BBA plus 1% per annum.  Either party may terminate the agreement at any time upon 30 business days prior written notice to the other party.

The Group has not drawn down on this agreement at any time.  Effective 30 November 2009, the Group terminated AIGSL's ability to make additional loans on behalf of the Group.  As there are no outstanding loans under the programme, the Group no longer has the ability to draw down under this agreement.

31.   Impairment of financial assets

Impairment of financial assets

In accordance with the Group's accounting policies, impairment reviews were performed for available for sale securities and loans and receivables.
Available for sale debt securities
During the period to 30 November 2009, impairment losses of US$67m (2007: nil; 2008: US$142m) were recognised in respect of available for sale debt securities.
In 2007 the onset of the credit crisis resulted in a number of impairments being made against debt securities, including CDOs, held by the Group.  In 2008 the global outlook worsened significantly as the impact of the credit crisis spread to other parts of the economy.  As a result, a number of companies, including certain global financial institutions, amongst them issuers of a number of available for sale debt securities held by the Group, experienced significant financial difficulties.  The impairment charge for 2008 includes US$67m relating to bonds issued by Lehman Brothers and US$52m relating to CDOs.

Loans and receivables

The Group's primary potential credit risk exposure in respect of loans and receivables arises in respect of policy loans and a small portfolio of high quality mortgage loans on residential and commercial real estate (see Note 21 Financial investments for further details). The Group's credit exposure on policy loans is mitigated because, if and when the total indebtedness on any policy, including interest due and accrued, exceeds the cash surrender value, the policy terminates and becomes void.  The Group has a first lien on all policies which are subject to policy loans.
The Group has a small high quality portfolio of residential and commercial mortgage loans which it originates.  To the extent that any such loans are past their due dates specific allowance is made, together with a collective allowance, based on historical delinquency.  Insurance receivables are short term in nature and cover is not provided if consideration is not received.  An ageing of accounts receivable is not provided as all amounts are due within 1 year and cover is cancelled if consideration is not received.

32.   Provisions

US$m	Employee benefits	Other	Total

At 1 December 2006	50	85	135
Charged to the consolidated income statement	11	4	15
Exchange differences	1	1	2
Utilised during the period	(7)	(3)	(10)
At 30 November 2007	55	87	142
Charged to the consolidated income statement	11	31	42
Exchange differences	(10)	(3)	(13)
Utilised during the period	(3)	(2)	(5)
At 30 November 2008	53	113	166
Charged to the consolidated income statement [1]	16	131	147
Exchange differences	3	9	12
Contributions	(2)	-	(2)
Utilised during the period	-	(73)	(73)
At 30 November 2009	70	180	250
Note:     (1)
Of the provisions charged to the consolidated income statement as "Other" during 2009, US$89m related to provision for restructuring and separation costs.
Further details of provisions for employee post retirement benefits are provided in Note 38.

Other provisions

Other provisions comprise provisions in respect of regulatory matters, litigation, reorganisation and restructuring.  In view of the diverse nature of the matters provided for and the contingent nature of the matters to which they relate the Group is unable to provide an accurate assessment of the term over which provisions are expected to be utilised.

33.   Other liabilities

	As at 30 November	As at 30 November	As at 30 November
US$m	2007	2008	2009

Trade and other payables	1,389	1,082	1,162
Third party interests in consolidated investment funds	720	398	397
Payables from purchases of investments	84	72	396
Reinsurance payables	101	35	57
Total	2,294	1,587	2,012
Third party interests in consolidated investment funds consist of third party unit holders' interests in consolidated investment funds which are reflected as a liability since they can be put back to the Group for cash.
Trade and other payables are all expected to be settled within 12 months after the end of the reporting period.  The realisation of third party interests in investment funds cannot be predicted with accuracy since these represent the interests of third party unit holders in consolidated investment funds held to back insurance and investment contract liabilities and are subject to market risk and the actions of third party investors.

34.   Share capital and reserves

Share capital

	As at 30 November 2007		As at 30 November 2008		As at 30 November 2009
	Million shares	US$m	Million shares	US$m	Million shares	US$m

Authorised
Ordinary shares of US$1 each	20,000	20,000	20,000	20,000	20,000	20,000

Issued and fully paid
At start of the reporting period	12,000	12,000	12,000	12,000	12,000	12,000
At end of the reporting period	12,000	12,000	12,000	12,000	12,000	12,000
Shares yet to be issued	-	-	-	-	44	44
Share premium		1,914		1,914		1,914
There were no shares issued under share option schemes in the period.  The Company and its subsidiaries have not undertaken any purchase, sale, or redemption of the Company's issued share capital in the reporting period.  Share premium of US$1,914m represents the difference between the net book value of the Group on acquisition by the Company of US$13,958m and the nominal value of the share capital issued of US$12,044m.

Reserves

Fair value reserve
The fair value reserve comprises the cumulative net change in the fair value of available for sale securities held at the end of the reporting period.
Foreign currency translation reserve
The foreign currency translation reserve comprises all foreign currency exchange differences arising from the translation of the financial statements of foreign operations.
Other reserves
Other reserves include the impact of merger accounting for business combinations under common control and share based compensation.
At 30 November 2009 the Company does not have any distributable reserves.

35.

Non-controlling interests

	As at 30 November	As at 30 November	As at 30 November
US$m	2007	2008	2009

Equity shares in subsidiaries	6	6	51
Share of earnings	35	25	-
Share of other reserves	10	(21)	-
Total	51	10	51

36.   Group capital structure

Objectives, policies and processes for managing capital
The Group's capital management objectives focus on maintaining a strong capital base to support the development of its business, satisfying regulatory capital requirements at all times, and supporting its credit rating targets.  The Group recognises the impact on shareholder returns of the level of equity capital employed and seeks to maintain an appropriate balance.
The Group's capital management function oversees all capital related activities of the Group and assists senior management in making capital decisions.  The capital management function participates in decisions concerning asset-liability management exposures, asset-liability proposals and strategic asset allocation.  The capital management function also engages in ongoing active capital and solvency management, including maintaining active dialogue and relationships with our regulators and ratings agencies.  The Group has also incorporated the capital management framework into its budgeting process to ensure capital and dividend policies and programmes are implemented within the guidelines set forth by the Group.

Externally imposed capital requirements
The Group is in compliance with the solvency and capital adequacy requirements of its regulators. The Group's primary insurance regulator at the AIA and AIA-B levels is the Hong Kong Office of the Commissioner of Insurance (
'
OCI
'
), which requires that AIA and AIA-B meet the solvency margin requirements of the Hong Kong Insurance Companies Ordinance. The Hong Kong Insurance Companies Ordinance (among other matters) sets minimum solvency margin requirements that an insurer must meet in order to be authorised to carry on insurance business in or from Hong Kong. The OCI requires AIA and AIA-B to maintain total available capital that is not less than 100% of the required minimum solvency margin such that total available capital exceeds required capital. The Hong Kong Insurance Companies Ordinance requires AIA and AIA-B to maintain a minimum solvency margin of 100%.
The Group's individual branches and subsidiaries are also subject to the supervision of government regulators in the jurisdictions in which those branches and subsidiaries are domiciled. The various regulators overseeing the Group actively monitor the solvency margin position of the Group. AIA and AIA-B submit annual filings to the OCI of their solvency margin position based on their annual audited accounts, and the Group's other operating units perform similar annual filings with their respective local regulators.
The ability of the Company to pay dividends and meet other obligations depends on dividends and other payments from its operating subsidiaries and branches, which are subject to contractual, regulatory and other limitations, as well as the terms of the Framework Agreement between the Company and the FRBNY.  The various regulators overseeing the individual branches and subsidiaries of the Group have the discretion to impose additional restrictions on the ability of those regulated subsidiaries and branches to make payment of dividends or other distributions and payments to AIA, including increasing the required margin of solvency that an operating unit must maintain.
The payment of dividends and other distributions and payments by the Company's subsidiaries and their branches is regulated by applicable insurance, foreign exchange and tax and other laws, rules and regulations. The amount and timing of certain dividends, distributions and other payments require regulatory approval. In particular, the payment of dividends, distributions and other payments to the Company from AIA is subject to the oversight of the Office of the Commissioner of Insurance of Hong Kong.  In addition, regulators may prohibit the payment of dividends or other distributions and payments by our regulated subsidiaries and branches if they determine that such payment could be adverse to the interests of relevant policyholders or contract holders.
Our Board of Directors will declare dividends, if any, on a per share basis in U.S. dollars.  Shareholders will have the option to receive cash dividends in Hong Kong dollars or U.S. dollars.

36.    Group capital structure (continued)
Group capital position
The Group defines 'capital' as the amount of assets in excess of liabilities measured in accordance with the Hong Kong Insurance Companies Ordinance.  The Group defines total available capital as the amount of assets in excess of liabilities measures in accordance with the Insurance Companies Ordinance and 'required capital' as the minimum required margin of solvency calculated in accordance with the Insurance Companies Ordinance. The solvency margin ratio is the ratio of total available capital to required capital. A number of transactions undertaken in 2008 and 2009 enhanced the solvency position of the Group.  With effect from 28 February 2009, AIA-B and AIA Australia, among others, become subsidiaries of AIA, and on 3 November 2009, the Group acquired Philam.
The capital positions of the two principal operating companies within the Group are illustrated in the table:

	30 November			30 November			30 November
US$m	2007			2008			2009
	Total available capital	Required capital	Solvency margin ratio	Total available capital	Required capital	Solvency margin ratio	Total available capital	Required capital	Solvency margin ratio

AIA	2,551	1,357	188	2,751	1,316	209	4,811	1,547	311
AIA-B	2,519	648	389	1,469	684	215	2,742	911	301

37.

Risk management

Risk management framework

The managed acceptance of risk is fundamental to the Group's insurance business model.  The Group's risk management framework seeks to effectively manage, rather than eliminate, the risks the Group faces.
The Group's central risk management framework requires all operations to establish processes for identifying, evaluating and managing the key risks faced by the organisation.  This risk management framework has evolved in recent years and now encompasses an established risk governance structure with clear oversight and assignment of responsibility for monitoring and management of strategic, operational and financial risks.

Insurance and financial risk exposures

As an insurance group, the Group is exposed to a range of insurance and financial risks.  The Group applies a consistent risk management philosophy that is embedded in management processes and controls such that both existing and emerging risks are considered and addressed.
The following section summarises the Group's key risk exposures and the primary policies and processes used by the Group to manage its exposures to these risks.
Insurance risk
The Group considers insurance risk to be a combination of the following component risks:
·
inadequate or inappropriate product design;
·
inappropriate underwriting or pricing of policies;
·
lapse risk; and
·
variability in claims experience.
Experience shows that the larger the portfolio of similar insurance contracts, the smaller the relative variability of the expected outcome.  The Group has developed its insurance underwriting strategy to diversify the type of insurance risks accepted and to achieve a sufficiently large population of risks to reduce the variability of the expected outcome.
Product design risk
Product design risk refers to potential defects in product design and pricing.  The Group manages product design risk by completing pre-launch reviews and approval of products by local and the Group functional departments such as actuarial and underwriting.  These departments have significant experience and have developed proprietary expertise to identify potential flaws in product design.
There is a strong focus within the Group on actively managing each part of the actuarial control cycle to minimise risk in the in-force book as well as for new business acceptances.  A significant component of the Group's long-term insurance business is participating in nature where the Group has the ability to adjust dividends to reflect market conditions.  This reduces the Group's exposure to changes in circumstances, in particular investment returns, that may arise during the life of long-term insurance policies.

37.    Risk management (continued)

Pricing and underwriting risk
Pricing and underwriting risk refers to the possibility of product related income being inadequate to support future obligations arising from those contracts.
The Group manages pricing and underwriting risk by adhering to group wide underwriting guidelines.  Each operating unit maintains a team of professional underwriters who review and select risks that are consistent with the underwriting strategy of the Group.  A second layer of underwriting review is conducted by the Group for complex and large insurance risks.  Any exceptions require specific approval and may be subject to separate risk management actions.
The Group makes use, in certain circumstances, of reinsurance to obtain product pricing expertise when entering new lines of business, products or territories.  Reinsurance is also used, to a limited extent, to manage concentrations of insurance risk.  However, the breadth of the Group's geographical spread and product portfolio creates natural diversification and reduces the extent to which concentrations of insurance risk arise.
Claims risk
Claims risk refers to the possibility that the frequency or severity of claims arising from insurance contracts exceeds the level anticipated at the time of underwriting.  For insurance contracts where death and diagnosis of critical illness are the insured risk, the most significant factors that could increase the overall frequency of claims are epidemics (such as AIDS, SARS or other communicable conditions) or widespread changes in lifestyle resulting in earlier or more claims than expected.  Other factors affecting the frequency and severity of claims include the following:
·
insurance risk under disability contracts is dependent on economic conditions.  Recession and unemployment tend to increase the number of claims for disability benefits as well as reduce the rate of recovery from disability;
·
insurance risk under hospitalisation contracts is dependent on medical costs and medical technology; and
·
insurance risk under accident contracts is more random and dependent on occupation.
The Group seeks to mitigate claims risk by conducting regular reviews of mortality and morbidity experience and considering the impact of these on reinsurance needs and product design and pricing.  These reviews, alongside other experience studies, results and economic outlook data, are incorporated into new product design and in-force policy management which illustrates the benefit of the Group's scale, history and experience in achieving a coherent insurance risk management strategy.
Mortality and morbidity risk in excess of the respective retention limits are ceded to reduce volatility in claims experience for the Group.
Lapse risk
Lapse risk refers to the possibility of financial loss due to early termination of contracts where the acquisition cost incurred may not be recoverable from future revenue.
The Group carries out regular studies of persistency experience.  The results are assimilated into new and in-force business management.  Target pay back periods that form part of the product pricing controls enable monitoring of the Group's exposure to lapse risk.  Certain products include surrender charges that entitle the Company to additional fees on early termination by the policyholder, thereby reducing exposure to lapse risk.
Concentrations of insurance risk
Concentration of insurance risk refers to the possibility of significant financial losses arising from a lack of diversification, either geographical or by product type, of the Group's portfolio.  Certain events, such as viral pandemics, may give rise to higher levels of mortality or morbidity experience and exhibit geographical concentrations.
The Group has a broad geographical footprint across Asia and its results are not substantially dependent upon any one of these individual markets.  This breadth provides a natural diversification of geographic concentrations of insurance and other risks (such as political risks).  However, given the Group's exposure to Asia, it may be relatively more exposed to pandemics localised in Asia than insurance groups with a world-wide presence.

37.    Risk management (continued)
Although long-term insurance and investment business are the Group's primary operations, the Group has a range of product offerings, such as term life, accident and health, participating, annuity and investment-linked, which vary in the extent and nature of risk coverage and thereby reduce exposures to concentrations of mortality or morbidity risk.  For example, the insured risk for certain annuity products is survival of the annuitant, whereas the insured risk for a term life product is the death of the policyholder.
As a result of the Group's history and scale, a substantial volume of experience data has been accumulated which assists in evaluation and pricing of insurance risk.  The Group's capital position combined with its profitable product portfolio and diversified geographical presence are factors in management's decision to retain (rather than reinsure) a high proportion of its written insurance risks.
Concentrations of risk are managed within each market through the monitoring of product sales and size of the in-force book by product group.  Actuarial analyses are also performed to establish the impact of changes in mortality and morbidity experience for use in financial reporting, pricing and the Group's assessment of reinsurance needs.

Credit risk

Credit risk arises from the possibility of financial loss arising from default by borrowers and transactional counterparties and the loss of value in financial instruments due to deterioration in credit quality.  The key areas where the Group is exposed to credit risk include repayment risk in respect of:
·
cash and cash equivalents;
·
investments in debt securities;
·
loans and receivables (including insurance receivables); and
·
reinsurance receivables.
The Group has in place a credit analysis process that accounts for diverse factors, including market conditions, industry specific conditions, company cash flows and quality of collateral.  The Group also has a monitoring programme in place whereby the Group's credit analysis teams review the status of the obligor on a regular basis to anticipate any credit issues.
Cross-border investment exposures are controlled through the assignment of individual country counterparty risk limits by the CRM.
The Group monitors its credit exposures to any single unrelated external reinsurer or group.
The maximum exposure to credit risk for loans and receivables, debt securities and cash and cash equivalents is the carrying value in the consolidated statement of financial position, net of allowances.

Market risk

Market risk arises from the possibility of financial loss caused by changes in financial instrument fair values or future cash flows due to fluctuations in key variables, including interest rates, equity market prices and foreign exchange rates.
The Group manages the risk of market-based fluctuations in the value of the Group's investments, as well as liabilities with exposure to market risk.
The Group uses various quantitative measures to assess market risk, including sensitivity analysis.  The level of movements in market factors on which the sensitivity analysis is based were determined based on economic forecasts and historical experience of variations in these factors.

37.    Risk management (continued)
The Group routinely conducts sensitivity analyses of its fixed income portfolios to estimate its exposure to movements in interest rates.  The Group's fixed income sensitivity analysis is primarily a duration-based approach.  This approach provides an adequate representation of risk, because very few of the Group's fixed income investments have embedded options which exhibit negative convexity.
Interest rate risk
The Group's exposure to interest rate risk predominantly arises from the Group's investments in long-term fixed income debt securities, which are exposed to fluctuations in interest rates.
Interest rate risk also arises from the Group's insurance and investment contracts with guaranteed and fixed terms, including settlement options available upon maturity, which carry the risk that interest income and capital redemptions from the financial assets backing the liabilities is insufficient to fund the guaranteed benefits payable as interest rates rise and fall.  For other products, including those with participation or investment-linked features, interest rate risk is significantly reduced due to the non-guaranteed nature of additional policyholder benefits.
The Group manages its interest rate risk by generally investing in fixed income assets in the same currencies as those of its liabilities, as well as investing in financial instruments with tenors that broadly match the duration of its liabilities.
The Group also considers the effect of interest rate risk in its overall product strategy.  Certain products such as investment-linked, universal life and participating business, inherently have lower interest rate risk as their design provides flexibility as to crediting rates and policyholder dividend scales.
Exposure to interest rate risk
The table below summarises the nature of the interest rate risk associated with financial assets and liabilities.  In preparing this analysis, fixed rate interest bearing instruments that mature or re-price within 12 months of the reporting date have been disclosed as variable rate instruments. The contractual and estimated maturity dates of the liabilities are shown below.
US$m	Variable interest rate	Fixed interest rate	Non-interest bearing	Total

30 November 2009
Financial assets
Loans and receivables	904	2,825	919	4,648
Debt securities	4,715	47,486	-	52,201
Equity securities	-	-	16,178	16,178
Reinsurance receivables	-	-	29	29
Derivative financial instruments	-	-	453	453
Cash and cash equivalents	3,144	-	261	3,405
Total financial assets	8,763	50,311	17,840	76,914
Financial liabilities
Insurance contract liabilities (net of reinsurance)	-	-	63,000	63,000
Investment contract liabilities	-	-	7,780	7,780
Borrowings	603	-	85	688
Obligations under securities lending and repurchase agreements	284	-	-	284
Derivative financial liabilities	-	-	71	71
Other financial liabilities including tax payable	-	-	1,800	1,800
Total financial liabilities	887	-	72,736	73,623
Net financial assets and liabilities	7,876	50,311	(54,896)	3,291

37.    Risk management (continued)
US$m	Variable interest rate	Fixed interest rate	Non-interest bearing	Total

30 November 2008
Financial assets
Loans and receivables	1,423	1,563	1,016	4,002
Debt securities	3,723	38,600	-	42,323
Equity securities	-	-	8,747	8,747
Derivative financial instruments	-	-	252	252
Reinsurance receivables	-	-	19	19
Cash and cash equivalents	4,116	-	48	4,164
Total financial assets	9,262	40,163	10,082	59,507
Financial liabilities
Insurance contract liabilities (net of reinsurance)	-	-	52,030	52,030
Investment contract liabilities	-	-	4,898	4,898
Borrowings	546	26	89	661
Obligations under securities lending agreements	2,718	-	-	2,718
Derivative financial liabilities	-	-	138	138
Other financial liabilities including tax payable	-	-	1,407	1,407
Total financial liabilities	3,264	26	58,562	61,852
Net financial assets and liabilities	5,998	40,137	(48,480)	(2,345)

30 November 2007
Financial assets
Loans and receivables	2,009	1,543	2,113	5,665
Debt securities	4,578	39,826	-	44,404
Equity securities	-	-	20,139	20,139
Derivative financial instruments	-	-	422	422
Reinsurance receivables	-	-	87	87
Cash and cash equivalents	2,529	-	54	2,583
Total financial assets	9,116	41,369	22,815	73,300
Financial liabilities
Insurance contract liabilities (net of reinsurance)	-	-	54,580	54,580
Investment contract liabilities	-	-	6,505	6,505
Borrowings	543	846	72	1,461
Obligations under securities lending agreements	5,395	-	-	5,395
Derivative financial liabilities	-	-	47	47
Other financial liabilities including tax payable	-	785	1,058	1,843
Total financial liabilities	5,938	1,631	62,262	69,831
Net financial assets and liabilities	3,178	39,738	(39,447)	3,469

37.    Risk management (continued)
Foreign exchange rate risk
Foreign exchange risk arises from the Group's operations in multiple jurisdictions in the Asia Pacific region.  Foreign currency risk associated with assets and liabilities denominated in non-functional currencies results in gains and losses being recognised in the consolidated income statement.  Foreign currency risk associated with the translation of the net assets of operations with non-US dollar functional currencies results in gains or losses being recorded directly in total equity.
The Group generally invests in assets denominated in currencies that match its liabilities to avoid currency mismatches.  However, for yield enhancement and risk diversification purposes, the Group's business units also invest, in some instances, in instruments in currencies that are different from the originating liabilities.  These activities expose the Group to gains and losses arising from foreign exchange rate movements.  The Group's business units monitor foreign currency exposures and where these are not consistent with the risk appetite of the Group, positions may be closed or hedging instruments may be purchased.
The Group's net foreign currency exposures and the estimated impact of changes in foreign exchange rates are set out in the tables below after taking into account the effect of economic hedges of currency risk.  Whilst providing economic hedges that reduce the Group's net exposure to foreign exchange risk, hedge accounting is not applied.  Currencies for which net exposure is not significant are excluded from the analysis below.  In compiling the table below the impact of a 5% strengthening of original currency is stated relative to the functional currency of the relevant operation of the Group.  The impact of a 5% strengthening of the US dollar is also stated relative to functional currency.  Currency exposure reflects the net notional amount of currency derivative positions as well as net equity by currency.
Net exposure
US$m	United States Dollar	Hong Kong Dollar	Thai Baht	Singapore Dollar	Malaysian Ringgit	China Renminbi	Korean Won

30 November 2009
Equity analysed by original currency	11,824	(410)	2,448	(1,922)	563	704	924
Net notional amounts of currency derivative positions	(3,845)	-	1,256	3,031	-	-	100
Currency exposure	7,979	(410)	3,704	1,109	563	704	1,024

5% strengthening of original currency
Impact on profit before tax	103	(63)	1	11	1	9	2

5% strengthening of the US dollar
Impact on shareholders' equity	(103)	(9)	(184)	(54)	(28)	(30)	(50)

30 November 2008
Equity analysed by original currency	7,085	(502)	2,113	(1,887)	482	628	598
Net notional amounts of currency derivative positions	(3,316)	-	1,039	2,776	-	-	(96)
Currency exposure	3,769	(502)	3,152	889	482	628	502

5% strengthening of original currency
Impact on profit before tax	31	(66)	1	6	-	7	1

5% strengthening of the US dollar
Impact on shareholders' equity	(31)	(5)	(156)	(42)	(24)	(28)	(25)

37.    Risk management (continued)

US$m	United States Dollar	Hong Kong Dollar	Thai Baht	Singapore Dollar	Malaysian Ringgit	China Renminbi	Korean Won

30 November 2007
Equity analysed by original currency	11,387	(15)	2,141	(2,370)	318	355	831
Net notional amounts of currency derivative positions	(2,818)	-	686	2,728	-	-	-
Currency exposure	8,569	(15)	2,827	358	318	355	831

5% strengthening of original currency
Impact on profit before tax	128	(41)	(14)	8	2	8	8

5% strengthening of the US dollar
Impact on shareholders' equity	(128)	(9)	(141)	(16)	(15)	(14)	(35)

37.    Risk management (continued)
Equity market price risk
Equity market price risk arises from changes in the market value of equity securities and equity funds.  With the exception of the Group's holding of shares in AIG, the majority of the Group's equity instruments are held to match investment-linked contracts, the investment risk in respect of which is wholly borne by policyholders, or in respect of participating business, where investment risks are shared between the Group and its policyholders.  Equity securities form a relatively low proportion of the Group's overall non-linked investment portfolios (including participating funds).

Sensitivity analysis

Sensitivity analysis to the key variables affecting financial assets and liabilities is set out in the table below.  Information relating to sensitivity of insurance and investment contracts with DPF is provided in Note 28. The carrying values of other financial assets are not subject to changes in response to movements in interest rates or equity prices.  In calculating the sensitivity of debt and equity instruments to changes in interest rates and equity prices the Group has made assumptions about the corresponding impact of asset valuations on liabilities to policyholders.  Assets held to support investment-linked contracts have been excluded on the basis that changes in fair value are wholly borne by policyholders.  Sensitivity analysis for assets held in participating funds has been calculated after allocation of returns to policyholders using the applicable minimum policyholders' participation ratios described in Note 2.  Information is presented to illustrate the estimated impact on profits and equity arising from a change in a single variable before taking into account the effects of taxation.
For the purpose of illustrating the sensitivity of profit and total equity to changes in interest rates and equity prices, the impact of possible impairments of financial investments classified as available for sale which may arise in times of economic stress has been ignored, since default events reflect the characteristics of individual issuers.  Because the Group's accounting policies lock in interest rate assumptions on policy inception and the Group's assumptions incorporate a provision for adverse deviations, the level of movement illustrated in this sensitivity analysis does not result in loss recognition and so there is no corresponding effect on liabilities.
	30 November 2007		30 November 2008		30 November 2009
US$m	Impact on profit before tax	Impact on net assets (before the effects of taxation)	Impact on profit before tax	Impact on net assets (before the effects of taxation)	Impact on profit before tax	Impact on net assets (before the effects of taxation)

Interest rate risk

+ 50 basis points shift in yield curves	(45)	(1,130)	(53)	(1,096)	(64)	(1,492)
- 50 basis points shift in yield curves	45	1,130	53	1,096	64	1,492

Equity risk
10 per cent increase in equity prices	464	716	204	214	308	314
10 per cent decrease in equity prices	(464)	(716)	(204)	(214)	(308)	(314)

37.    Risk management (continued)

Liquidity risk

Liquidity risk refers to the possibility that the Group is unable to meet its obligations to counterparties when falling due.  This can arise when internal funds are insufficient to meet cash outflow obligations and where the Group is unable to obtain funding at market rates or liquidate assets at fair value resulting in the forced liquidation of assets at depressed prices.  The Group is exposed to liquidity risk in respect of insurance and investment policies that permit surrender, withdrawal or other forms of early termination for a cash surrender value specified in the contractual terms and conditions.
The Group's liquidity position is monitored in compliance with regulatory and internal requirements in combination with maturity gap analyses.  To manage liquidity risk, the Group has implemented a variety of measures, including emphasising flexible insurance product design so that it can retain the greatest flexibility to adjust contract pricing or crediting rates.  The Group also seeks to match, to the extent possible and appropriate, the duration of its investment assets with the duration of insurance policies issued.
The maturity analysis presented in the tables below presents the estimated maturity of carrying amounts in the consolidated statement of financial position which, for insurance and investment contracts, is based on projections of estimated undiscounted cash flows arising from insurance and investment contracts in force at that date.  The Group has made significant assumptions to determine the estimated undiscounted cash flows of insurance benefits and claims and investment contract benefits, which include assumptions in respect of mortality, morbidity, future lapse rates, expenses, investment returns and interest crediting rates, offset by expected future deposits and premiums on in-force policies.  The maturity profile of the Group's borrowings is presented on the presumption that the Group will continue to satisfy loan covenants which, if breached, would cause the borrowings to be repayable on demand.  The Group regularly monitors its compliance with these covenants and was in compliance with them at the date of the consolidated statement of financial position and throughout each of the periods presented.  Due to the significance of the assumptions used, the maturity profiles presented below could be materially different from actual payments.
A maturity analysis based on the earliest contractual repayment date would present the insurance and investment contract liabilities as falling due in the earliest period in the table because of the ability of policyholders to exercise surrender options.  Financial assets and liabilities other than investment contract liabilities are presented based on their respective contractual maturities.
US$m	Total	No fixed maturity	Due in one year or less	Due after one year through five years	Due after five years through 10 years	Due after 10 years

30 November 2009
Financial assets:
Loans and receivables	4,648	1,814	1,508	209	626	491
Debt securities	52,201	-	1,624	11,825	14,806	23,946
Equity securities	16,178	16,178	-	-	-	-
Derivative financial instruments	453	-	12	308	133	-
Reinsurance receivables	29	-	29	-	-	-
Cash and cash equivalents	3,405	-	3,405	-	-	-
Total	76,914	17,992	6,578	12,342	15,565	24,437
Financial liabilities and insurance contracts:
Insurance contract liabilities (net of reinsurance)	63,000	-	(726)	(885)	4,064	60,547
Investment contract liabilities	7,780	-	39	1,807	2,564	3,370
Borrowings	688	139	7	[1] 542	-	-
Obligations under securities lending and repurchase agreements	284	-	284	-	-	-
Derivative financial instruments	71	-	10	46	14	1
Other liabilities including tax payable	1,800	-	1,800	-	-	-
Total	73,623	139	1,414	1,510	6,642	63,918
Note: (1) Includes amounts of US$542m (2008: US$542m; 2007: US$546m) falling due after 2 years through 5 years

37.    Risk management (continued)

US$m	Total	No fixed maturity	Due in one year or less	Due after one year through five years	Due after five years through 10 years	Due after 10 years

30 November 2008
Financial assets:
Loans and receivables	4,002	232	2,220	736	637	177
Debt securities	42,323	-	1,842	9,568	13,661	17,252
Equity securities	8,747	8,747	-	-	-	-
Derivative financial instruments	252	-	2	160	90	-
Reinsurance receivables	19	-	19	-	-	-
Cash and cash equivalents	4,164	-	4,164	-	-	-
Total	59,507	8,979	8,247	10,464	14,388	17,429
Financial liabilities and insurance contracts:
Insurance contract liabilities (net of reinsurance)	52,030	46	(1,278)	(2,039)	2,451	52,850
Investment contract liabilities	4,898	-	126	686	887	3,199
Borrowings	661	4	108	549[1]	-	-
Obligations under securities lending and repurchase agreements	2,718	-	2,718	-	-	-
Derivative financial instruments	138	-	19	53	58	8
Other liabilities including tax payable	1,407	-	1,407	-	-	-
Total	61,852	50	3,100	(751)	3,396	56,057

30 November 2007
Financial assets:
Loans and receivables	5,665	204	4,165	392	427	477
Debt securities	44,404	-	1,925	8,983	15,168	18,328
Equity securities	20,139	20,139	-	-	-	-
Derivative financial instruments	422	-	14	107	301	-
Reinsurance receivables	87	-	87	-	-	-
Cash and cash equivalents	2,583	-	2,583	-	-	-
Total	73,300	20,343	8,774	9,482	15,896	18,805
Financial liabilities and insurance contracts:
Insurance contract liabilities (net of reinsurance)	54,580	43	(1,318)	(1,352)	3,702	53,505
Investment contract liabilities	6,505	-	179	961	1,244	4,121
Borrowings	1,461	4	911	546[1]	-	-
Obligations under securities lending and repurchase agreements	5,395	-	5,395	-	-	-
Derivative financial instruments	47	-	1	12	34	-
Other liabilities including tax payable	1,843	-	1,843	-	-	-
Total	69,831	47	7,011	167	4,980	57,626

Note:     (1)

Includes amounts of US$

542

m (2008: US$542m; 2007: US$546m) falling due after 2 years through 5 years

38.   Employee benefits

Defined benefit plans

	As at 30 November	As at 30 November	As at 30 November
US$m	2007	2008	2009

Present value of unfunded obligations	40	64	58
Present value of funded obligations	61	37	52
Total present value of obligations	101	101	110
Fair value of plan assets	(56)	(50)	(53)
Present value of net obligations	45	51	57
Unrecognised actuarial (losses)/gains	10	-	9
Unrecognised past service (cost)/benefit	-	(1)	(1)
Net recognised defined benefit obligations	55	50	65
Recognised defined benefit deficits	55	53	70
Recognised defined benefit surpluses	-	(3)	(5)
The Group operates funded and unfunded defined benefit plans that provide life and medical benefits for participating employees after retirement and a lump sum benefit on cessation of employment.  The locations covered by these plans include Hong Kong, Singapore, Malaysia, Thailand, Taiwan, Indonesia, the Philippines and Korea.
Plan assets comprise:
	As at 30 November	As at 30 November	As at 30 November
US$m	2007	2008	2009

Equity securities	3	2	1
Debt securities	1	-	1
Real estate	40	38	39
Investment contracts issued by third party financial institutions	10	9	12
Bank deposits	2	1	-
Total	56	50	53
Movement in the present value of defined benefit obligations
	Year ended 30 November	Year ended 30 November	Year ended 30 November
US$m	2007	2008	2009

At 1 December	86	101	101
Benefits paid by the plan	(3)	(6)	(6)
Current service costs and interest (see next page)	15	17	19
Actuarial losses/(gains)	(3)	2	(11)
Plan settlement, curtailment or amendment	-	1	(1)
Foreign exchange movements	6	(14)	8
At 30 November	101	101	110

38.    Employee benefits (continued)
Movement in the fair value of plan assets
	Year ended 30 November	Year ended 30 November	Year ended 30 November
US$m	2007	2008	2009

At 1 December	37	56	50
Contributions paid into the plan	6	7	4
Benefits paid by the plan	(3)	(6)	(7)
Expected return on plan assets	3	5	5
Actuarial gains/(losses)	7	(2)	(2)
Foreign exchange movements	6	(10)	4
Asset distributed on settlement	-	-	(1)
At 30 November	56	50	53
Expense recognised in consolidated income statement
	Year ended 30 November	Year ended 30 November	Year ended 30 November
US$m	2007	2008	2009

Current service costs	10	11	13
Interest on obligation	5	6	6
Expected return on plan assets	(3)	(5)	(5)
Settlement/curtailment (gains)/losses recognised	-	-	-
Total	12	12	14
The expense is recognised within the following line items in the consolidated income statement:
	Year ended 30 November	Year ended 30 November	Year ended 30 November
US$m	2007	2008	2009

Operating expenses	12	12	14
Actuarial assumptions
Principal actuarial assumptions at the reporting date are in the following ranges:
	As at 30 November	As at 30 November	As at 30 November
	2007	2008	2009

Expected return on plan assets at the start of the reporting period	2.5 - 10.5%	2.75 - 9.75%	2.75 - 12.5%
Future salary increases	3.0 - 9.0%	3.0 - 10.0%	3.0 - 10.0%
Healthcare trend rate:
Immediate trend rate	4.0 - 12.5%	4.0 - 12.5%	4.0 - 10.5%
Ultimate trend rate	4.0 - 10.5%	4.0 - 10.5%	4.0 - 10.5%
Year in which the ultimate trend rate is reached	2008 - 2013	2009 - 2013	2010 - 2013
Discount rate at the end of the reporting period	2.75 - 11.0%	1.5 - 15.0%	1.5 - 15.0%
The overall expected long-term rate of return is based on the portfolios as a whole and not on the sum of the returns on individual asset categories.  The return is based on historical returns without adjustment.

38.    Employee benefits (continued)
Assumptions regarding future mortality rates are based on published statistics and mortality tables.  Average retirement ages and life expectancies are set out below for the principal locations with defined benefit employee benefit.
	Hong Kong	Singapore	Thailand	Malaysia	Philippines

Retirement age	65	62	60	55 - 60	65
Average life expectancy on retirement
Males	18.5 years	21.5 years	18.1 years	19.2 - 23.3 years	17.3 years
Females	20.4 years	24.1 years	21.2 years	25.5 - 29.9 years	20.8 years
Assumed healthcare cost trend rates affect the amounts recognised in profit or loss.  A 1% change in assumed healthcare cost trend rates would have the following effects (expressed as weighted averages):
US$m	1% increase			1% decrease
	2007	2008	2009	2007	2008	2009

Effect on the aggregate service and interest cost	-	-	1	-	(1)	(1)
Effect on defined benefit obligation	1	7	4	(1)	(5)	(3)
Historical information
	As at 30 November	As at 30 November	As at 30 November
US$m	2007	2008	2009

Present value of the defined benefit obligation	101	101	110
Fair value of plan assets	(56)	(50)	(53)
Deficits of the plans	45	51	57
Experience gain/(loss) arising on plan liabilities	(2)	(14)	(7)
Experience gain/(loss) arising on plan assets	6	(2)	(2)
Contributions to funded and unfunded defined benefit plans during the year ended 30 November 2009 are not expected to be material.

Defined contribution plans

The Group operates a number of defined contribution pension plans.  The total expense relating to these plans in the current period was US$30m (2007: US$20m; 2008: US$27m).
The outstanding liability for defined contribution benefit plans is US$1m (2007: nil; 2008: US$1m).

39.   Share based compensation

Stock compensation plans

The Group's employees have participated in six different stock based compensation arrangements of AIG; the AIG 1999 Stock Option Plan, as amended (
'
the 1999 plan
'
), the AIG 1996 Employee Stock Purchase Plan, as amended (
'
the 1996 plan
'
), the 2007 AIG Stock Incentive Plan, as amended (
'
the 2007 plan
'
), various SICO Plans, the Deferred Compensation Profit Participation Plan (
'
DCPPP
'
) and the Partners Plan. No future grants are expected under these plans.
Under IFRS, share based compensation is recognised and measured based on the fair value of the equity instruments granted measured at grant date.  The Group is required to continue to recognise an expense in respect of share based compensation based on the fair value of the options at grant date.
On 30 June 2009, AIG completed a one-for-twenty reverse stock split.  The comparative information presented for number of shares and option exercise prices reflects the reverse stock split.  The reverse stock split did not result in any changes to the underlying terms or value of the share awards.
The 1999 plan
Under the 1999 plan, options to purchase a certain number of shares of AIG's common stock have been granted to officers and other key employees of the Group and its subsidiaries at prices not less than the fair market value of those shares at the date of grant.  The maximum number of options granted under the Plan in total is 2,250,000 and the maximum number of shares that may be granted to any employee in any one year is 45,000.  Under this plan, 25% of the options become exercisable on the anniversary of the date of grant in each of the four years following that grant and expire 10 years from the date of grant.  Each vesting tranche is accounted for as a separate grant for the purposes of recognising the expense over the vesting period.
	Year ended		Year ended		Year ended
	30 November 2007		30 November 2008		30 November 2009
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price

Options
Outstanding at 1 December	47,622	$1,222.63	46,769	$1,240.01	47,539	$1,232.40
Granted	3,800	$1,413.45	3,750	$1,132.66	-	-
Transfers in	6,795	$1,221.91	2,325	$1,237.60	1,264	$1,237.04
Exercised	(1,047)	$1,126.07	-	-	-	-
Transfers out	(8,695)	$1,221.67	(3,451)	$1,235.41	(2,411)	$1,224.94
Forfeited or expired	(1,706)	$1,238.86	(1,854)	$1,223.14	(4,873)	$1,139.50
Outstanding at 30 November	46,769	$1,239.78	47,539	$1,232.42	41,519	$1,232.47
Options exercisable at 30 November	27,459	$1,194.24	33,678	$1,216.39	35,742	$1,226.56
Weighted average fair value per share of options granted during the year		$468.93		$415.81		N/A

39.    Share based compensation (continued)
Information about options outstanding and options exercisable by the Group's employees and directors as at the end of each reporting period are as follows:
	Options outstanding			Options exercisable
Range of exercise prices	Number outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price US$	Number outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price US$

30 November 2009
Range of exercise prices:
Less than or equal to US$1,000	4,728	3.25	940.00	4,728	3.25	940.00
US$1,000.01 - US$1,100.00	224	8.25	1,028.39	56	8.25	1,028.39
US$1,100.01 - US$1,200.00	8,921	6.65	1,169.69	6,628	6.15	1,179.59
US$1,200.01 - US$1,300.00	16,838	4.17	1,267.57	16,838	4.17	1,267.57
US$1,300.01 - US$1,400.00	6,902	6.19	1,323.43	5,111	6.15	1,322.24
More than US$1,400.01	3,906	6.59	1,429.49	2,381	6.28	1,435.57
Total	41,519	5.18	1,232.47	35,742	4.85	1,226.56

30 November 2008
Range of exercise prices:
Less than or equal to US$1,000	5,411	4.25	940.00	5,411	4.25	940.00
US$1,000.01 - US$1,100.00	237	8.96	1,029.96	12	3.67	1,058.00
US$1,100.01 - US$1,200.00	9,789	7.59	1,171.48	4,821	6.83	1,186.97
US$1,200.01 - US$1,300.00	19,938	5.18	1,268.01	17,954	5.09	1,265.70
US$1,300.01 - US$1,400.00	8,255	7.17	1,322.85	4,046	7.13	1,321.36
More than US$1,400.01	3,909	7.59	1,429.55	1,434	6.74	1,446.05
Total	47,539	6.13	1,232.42	33,678	5.52	1,216.39

30 November 2007
Range of exercise prices:
Less than or equal to US$1,000	5,663	5.25	940.00	5,663	5.25	940.00
US$1,000.01 - US$1,100.00	12	4.67	1,058.00	12	4.67	1,058.00
US$1,100.01 - US$1,200.00	7,104	7.83	1,186.98	3,589	7.83	1,186.97
US$1,200.01 - US$1,300.00	21,301	6.19	1,268.20	15,522	5.97	1,261.51
US$1,300.01 - US$1,400.00	8,780	8.16	1,322.67	2,164	8.08	1,319.80
More than US$1,400.01	3,909	8.59	1,429.55	509	5.74	1,492.73
Total	46,769	6.90	1,239.78	27,459	6.22	1,194.24

39.    Share based compensation (continued)
AIG Stock Purchase Plans
The 1996 plan
Under the 1996 plan, full time employees of AIG and its subsidiaries who have been employed for one or more years of service at the time of offering are eligible to purchase common stock of AIG at 85% of the fair market value as at the date of grant of the purchase right.  Purchase rights of eligible employees are granted quarterly and are limited to the number of whole shares that can be purchased by an amount equal to 10% of their annual basic salary (excluding year end bonus) to a maximum of US$10,000 payable in 12 monthly instalments and may be cancelled at any time after commencement but before the last instalment date and receive a full return of contribution to date.
For the years ended 30 November 2008 and 2009, nil shares were purchased by employees of the Company (2007: 2,244 shares purchased at prices ranging from US$1,142.80 to US$1,190.60).  188 subscribed shares were cancelled during 2007.  The weighted average fair value per share of the purchase rights granted in 2007 was US$222.80.
The subscriptions were cancelled from October 2007 based on the market value of the common stock of AIG.
The 2007 plan
This plan provides equity based or equity related awards to employees of AIG and its subsidiaries.  The shares of common stock that can be issued in any one year is up to a maximum of 50,000 shares.
Prior to March 2008, substantially all time-vested RSUs were scheduled to vest on the fourth anniversary of the date of grant. Effective March 2008, the vesting of the December 2005, 2006 and 2007 grants was accelerated to vest on the third anniversary of the date of grant.
SICO plans
Starr International Company Inc ('SICO') provided compensation participation plans ('SICO plans') to certain Group employees.  The SICO plans came into being in 1975 when the voting shareholders and the board of directors of SICO, a private holding company whose principal asset consisted of common stock in AIG, decided that a portion of the capital value of SICO should be used to provide an incentive plan for current and succeeding management of all companies in the wider group headed by AIG.  Certain directors and employees of the Group participate in the SICO plans.  Historically, SICO's board of directors could elect to pay participants cash in lieu of shares of common stock of AIG.  On 9 December 2005, SICO notified participants that essentially all subsequent distributions would be made only in shares, and not cash.
DCPPP
Effective from 21 September 2005, AIG adopted the DCPPP, which provides equity based compensation to key employees of the wider group, including senior executive officers.  The DCPPP was modelled on the SICO plans.
The DCPPP contingently allocated a fixed number of shares to each participant if AIG's cumulative adjusted earnings per share for 2005 and 2006 exceeded that for 2003 and 2004.  The performance period is 21 September 2005 to 31 December 2006, and this goal was met.  At the end of the performance period, common shares are contingently allocated.  The service period and related vesting consists of three pre-retirement tranches and a final retirement tranche at age 65.  Due to a modification in March 2008 the vesting period was shortened to vest in three instalments, with the final instalment vesting in January 2012.

39.    Share based compensation (continued)
Partners Plan
On 26 June 2006, AIG's Compensation Committee approved two grants under the Partners Plan.  The first grant has a performance period which runs from 1 January 2006 through 31 December 2007.  The second grant has a performance period which runs from 1 January 2007 through 31 December 2008.
In December 2007, the Compensation Committee approved a grant with a performance period from 1 January 2008 through 31 December 2009.  The Compensation Committee approved the performance metrics for this grant in the first quarter of 2008.  The first and the second grants vest 50% on the fourth and sixth anniversaries of the first day of the related performance period. The third grant vest 50% on the third and fourth anniversaries of the first day of the performance period.
Similar to the stock option plan, each vesting tranche is accounted for as a separate grant for the purpose of recognising the expense over the vesting period.
All grants were modified in March 2008.  In 2007 and 2008 no compensation cost was recognised as the performance targets for these awards were not met, and the compensation cost recognised in 2006 was reversed as a result.
Valuation methodology
The Company utilises a binominal lattice model to calculate the fair value of AIG stock option grants.  A more detailed description of the valuation methodology is provided below.
The following weighted average assumptions were used for stock options granted for the following periods:
	Year ended 30 November	Year ended 30 November	Year ended 30 November
%	2007	2008	2009

Expected annual dividend yield	1.39%	3.77%	N/A
Expected volatility	32.82%	53.27%	N/A
Risk free interest rate	4.08%	4.43%	N/A
Expected term	7 years	4 years	N/A

The dividend yield is determined at the grant date.  The expected volatility is the average of historical volatility (based on seven years of daily stock price changes) and the implied volatility of actively traded options on AIG's shares and the interest rate curves used in the valuation model were the US Treasury STRIP rates with terms from three months to 10 years.  In 2008, the expected term is four years based on the average time to exercise which is derived from the output of the valuation model.  In 2007 and 2006, the contractual term of the option is generally 10 years with an expected term of seven years calculated based on an analysis of historical employee exercise behaviour and employee turnover (post vesting terminations).  The early exercise rate is a function of time elapsed since the grant.  15 years of historical data was used to estimate the early exercise rate.
The fair value of each award granted under the 1996, 1999 and 2007 plans, the DCPPP, the Partners Plan and the SICO Plans considers, as required, the above factors as well as the closing price of the former ultimate parent company's stock on the date of grant.

39.    Share based compensation (continued)
A summary of shares relating to outstanding awards to the Group's employees and directors unvested under the 2007 Plan, SICO plans, DCPPP and Partners Plan is presented below:
	Number of shares				Weighted average grant date fair value (US$)
	2007 plan	SICO	DCPPP	Partners Plan	2007 plan	SICO	DCPPP	Partners Plan

Year ended 30 November 2009
At 1 December	22,776	5,560	12,217	21,248	1,198.80	1,248.80	1,173.60	1,125.60
Granted	-	-	2,851	-	-	-	1,131.95	-
Transfers in	1,705	220	448	1,010	1,193.62	1,175.27	1,147.78	1,097.40
Issued/exercised	(4,054)	(750)	(8,310)	(395)	1,252.97	1,277.28	1,157.70	1,132.78
Transfers out	(1,948)	(400)	(647)	(1,645)	1,206.05	1,235.13	1,159.08	1,101.89
Forfeited	(3,520)	(1,240)	(1,779)	(9,134)	1,243.14	1,189.50	1,146.87	1,129.60
At 30 November	14,959	3,390	4,780	11,084	1,182.33	1,208.53	1,142.31	1,107.19

Year ended 30 November 2008
At 1 December	12,935	6,102	12,307	13,164	1,329.51	1,259.98	1,148.09	1,149.65
Granted	13,654	-	-	10,532	1,082.54	-	-	1,085.36
Transfers in	1,039	1,648	1,030	1,054	1,315.40	1,217.33	1,154.07	1,138.48
Issued/exercised	(390)	(1,325)	-	-	1,286.67	1,294.40	-	-
Transfers out	(1,084)	(345)	(360)	(878)	1,321.62	1,198.53	1,152.27	1,108.50
Forfeited	(3,378)	(520)	(760)	(2,624)	1,215.81	1,193.07	1,151.25	1,113.34
At 30 November	22,776	5,560	12,217	21,248	1,198.77	1,248.82	1,173.52	1,125.62

Year ended 30 November 2007
At 1 December	5,614	10,388	13,100	13,409	1,256.03	1,241.63	1,103.68	1,138.25
Granted	7,779	-	1,288	838	1,387.28	-	1,122.44	1,295.85
Transfers in	1,741	-	-	2,210	1,280.74	-	-	1,127.80
Issued/exercised	(282)	(1,775)	-	-	1,233.02	1,291.07	-	-
Transfers out	(645)	(2,361)	(1,901)	(2,865)	1,324.91	1,230.00	1,089.60	1,128.41
Forfeited	(1,272)	(150)	(180)	(428)	1,315.55	1,209.00	1,093.80	1,126.12
At 30 November	12,935	6,102	12,307	13,164	1,329.51	1,259.98	1,148.09	1,149.65

39.    Share based compensation (continued)
Recognised compensation cost
The total recognised compensation cost (net of expected forfeitures) related to share based compensation awards granted under the 1999 plan, the 2007 plan, the DCPPP, the Partners Plan and the SICO Plans are as follows:
	Year ended 30 November	Year ended 30 November	Year ended 30 November
US$m	2007	2008	2009

1999 plan	3	2	1
2007 plan	4	10	7
DCPPP	3	3	-
Partners Plan	-	4	-
SICO Plans	1	-	-
Total	11	19	8
The increase in the recognised compensation expense for the 2007 plan in 2008 of US$10m (2007: US$4m) relates to the reduction of vesting periods and additional share grants during 2008.
Unrecognised compensation cost
The total unrecognised compensation costs (net of expected forfeitures) related to non-vested share based compensation awards granted under the 1999 and 2007 plans, the DCPPP, the Partners Plan and the SICO Plans are as follows:
	Remaining weighted average vesting period at 30 November 2009	Unrecognised compensation costs at 30 November 2009
US$m

1999 plan	3 years	-
2007 plan	Within 1 year	6
DCPPP	Within 1 year	1
Partners Plan	Within 1 year	1
Total AIG plans	3 years	8
SICO plans	5 years	2
Total		10

40.   Remuneration of directors and key management personnel

Directors' remuneration

The Executive Directors receive compensation in the form of salaries, bonuses, contributions to pension schemes, long term incentives, housing and other allowances, and benefits in kind subject to applicable laws, rules and regulations. Bonuses and long term incentives represent the variable components in the Executive Directors' compensation and are linked to the performance of the AIA Group and the individual Executive Directors.  The share and share option awards presented relate to the AIG schemes described in note 39.
The Group's remuneration of individuals that were directors of the Company at 30 November 2009 is included for all years presented in the tables below.  There were no other directors of the Company between the date of its incorporation on 24 August 2009 and 30 November 2009.
US$	Directors' fees	Salaries, allowances and benefits in kind	Bonuses [1]	Pension scheme contributions	Post employment benefits	Share based payments	Inducement fees	Termination fees	Total
30 November 2009
Executive directors
Mark Wilson	-	1,647,180	1,594,000	28,680	5,665	489,569	-	-	3,765,094
Steve Roder	-	998,949	800,779	31,500	7,669	197,645	-	-	2,036,542
Total	-	2,646,129	2,394,779	60,180	13,334	687,214	-	-	5,801,636

Note:         (1)

Bonuses for 2009 are presented on an estimated basis as they are subject to approval by the Special Master for TARP Executive       Compensation. The actual bonuses to be awarded may therefore differ from the amounts presented above

US$	Directors' fees	Salaries, allowances and benefits in kind	Bonuses	Pension scheme contributions	Post employment benefits	Share based payments	Inducement fees	Termination fees	Total

30 November 2008
Executive directors
Mark Wilson	-	867,792	275,000	28,580	5,526	510,932	-	-	1,687,830
Steve Roder	-	548,115	200,000	31,500	7,481	181,242	-	-	968,338
Total	-	1,415,907	475,000	60,080	13,007	692,174	-	-	2,656,168

US$	Directors' fees	Salaries, allowances and benefits in kind	Bonuses	Pension scheme contributions	Post employment benefits	Share based payments	Inducement fees	Termination fees	Total

30 November 2007
Executive directors
Mark Wilson	-	1,009,373	300,000	27,480	5,412	126,035	-	-	1,468,300
Steve Roder [1]	-	417,335	840,000	18,381	4,274	-	-	-	1,279,990
Total	-	1,426,708	1,140,000	45,861	9,686	126,035	-	-	2,748,290

Note:    (1)

Mr. Roder joined the Group on 1 May 2007 and amounts presented relate to the period 1 May 2007 to 30 November 2007

40.   Remuneration of directors and key management personnel (continued)

Remuneration of five highest paid individuals

The aggregate remuneration of the five highest paid individuals employed by the Group in each of the three years ended 30 November 2009 is presented in the table below.
US$	Salaries, allowances and benefits in kind	Bonuses [1]	Pension scheme contributions	Post employment benefits	Share based payments	Inducement fees	Termination fees	Total

30 November 2009	6,142,871	3,723,783	196,954	20,931	2,075,004	-	-	12,159,543
30 November 2008	5,429,952	1,047,409	283,843	5,835	4,937,231	-	-	11,704,270
30 November 2007	4,950,027	6,876,053	231,254	9,686	7,363,993	-	-	19,431,013

Note:     (1)

Bonuses to certain individuals relating to 2009 are presented on an estimated basis as they are subject to approval by the Special Master for TARP

                         Executive Compensation.  The actual bonuses to be awarded may therefore differ from the amounts presented above

The total remuneration of Mr. Tse described above is included in the remuneration of the five highest paid individuals in each of the periods presented.

40.   Remuneration of directors and key management personnel (continued)

Remuneration of five highest paid individuals (continued)

The emoluments of the five individuals with the highest emoluments are within the following bands:
HK$	Year ended 30 November	Year ended 30 November	Year ended 30 November
	2009	2008	2007

9,00,001 to 9,500,000	-	-	1
9,500,001 to 10,000,000	-	-	1
11,000,001 to 11,500,000	-	1	1
11,500,001 to 12,000,000	-	1	-
12,000,001 to 12,500,000	-	1	-
13,000,001 to 13,500,000	-	1	1
14,500,001 to 15,000,000	1	-	-
15,000,001 to 15,500,000	1	-	-
15,500,001 to 16,000,000	1	-	-
19,000,001 to 19,500,000	1	-	-
29,000,001 to 29,500,000	1	-	-
42,500,001 to 43,000,000	-	1	-
107,000,001 to 107,500,000	-	-	1

Key management personnel remuneration

Key management personnel have been identified as the members of the AIA Group's Exco and members of the Company's Board as at 30 November 2009.  The remuneration of these individual has been included for all periods presented.

	Year ended 30 November	Year ended 30 November	Year ended 30 November
US$	2009	2008	2007

Key management compensation and other expenses
Salaries and other short term employee benefits [1]	14,900,774	7,793,734	7,108,733
Termination benefits	-	-	-
Post employment benefits - defined contribution	315,858	372,026	277,866
Post employment benefits - defined benefit	29,517	12,511	10,676
Post employment benefits - medical & life	40,159	38,981	30,100
Other long term benefits	2,864,052	-	-
Share based payment	1,541,169	1,967,126	1,406,197
Total	19,691,529	10,184,378	8,833,572

Note:     (1)

Bonuses to certain individuals relating to 2009 are presented on an estimated basis as they are subject to approval by the Special Master for TARP Executive Compensation.  The actual bonuses to be awarded may therefore differ from the amounts presented above

41.

Related party transactions

Transactions with related parties

	Year ended 30 November	Year ended 30 November	Year ended 30 November
US$m	2007	2008	2009

Transactions with related parties

Reinsurance related parties (income)/expense
Premiums assumed	(9)	(64)	(63)
Premiums ceded to reinsurers	607	171	21
Claims recovered from reinsurers	(324)	(75)	(5)
Claims paid on inwards reinsurance	-	35	48
Recapture fee (see Note 5)	-	190	-
Commissions and fee income	(41)	(13)	-
	233	244	1
Non-insurance related party income
Interest income	(36)	(30)	(3)
Income from services provided	(45)	(46)	(39)
	(81)	(76)	(42)
Non-insurance related party expenses
Interest expense	9	7	1
Purchases of services	57	68	34
Corporate service fees	29	33	23
	95	108	58
Total	247	276	17

Term deposits held with related parties	47	78	-

Amounts due from related parties
Insurance related amounts receivable	83	9	1
Loans receivable	1,589	29	87
Other amounts receivable	95	33	1
Total	1,767	71	89

Amounts due to related parties
Insurance related amounts payable	76	7	3
Loans payable	812	20	50
Other amounts payable	12	29	51
Total	900	56	104

41.    Related party transactions (continued)
Transactions with related parties are transactions with fellow subsidiaries of AIG with the exception of premiums assumed from joint ventures and associates of US$nil (2007: US$1m; 2008: US$1m).  Certain group companies receive amounts on behalf of and pay amounts on behalf of fellow subsidiaries.  These amounts are included within other amounts receivable/payable.  Refer to Note 1 for transactions relating to the Group reorganisation.
The recapture fee of US$190m in 2008 relates to an amount paid by the Group to its then immediate parent, AIRCO, in full and final settlement of the recapture of the reinsurer's share of certain risks ceded. Refer to Note 5 for additional information.
The above amounts receivable from and due to related parties are all balances with fellow subsidiaries of AIG.  Insurance related and other amounts due from/to related parties are unsecured, non-interest bearing balances which are expected to be settled within one year.
The Group has entered into securities lending agreements with related parties.  During 2009, the Group sold certain debt securities for proceeds of US$864m to related parties, resulting in a recognised realised loss of US$91m.  These debt securities were purchased with collateral received from the securities lending program.  See Note 30 for further information.
Remuneration of directors and key management personnel is disclosed in Note 40.
Derivative financial instruments are disclosed in Note 22.

42.

Commitments and contingencies

Commitments under operating leases

Total future aggregate minimum lease payments under non-cancellable operating leases are as follows:
	Year ended 30 November	Year ended 30 November	Year ended 30 November
US$m	2007	2008	2009

Properties and others expiring
Not later than one year	64	69	76
Later than one and not later than five years	121	136	102
Later than five years	117	101	94
Total	302	306	272
The Group is the lessee in respect of a number of properties and items of office equipment held under operating leases.  The leases typically run for an initial period of one to seven years, with an option to renew the lease when all terms are renegotiated.  Lease payments are usually increased at the end of the lease term to reflect market rates.  None of the leases include contingent rentals.

Investment commitments

	Year ended 30 November	Year ended 30 November	Year ended 30 November
US$m	2007	2008	2009

Not later than one year	-	107	90
Later than one and not later than five years	143	51	36
Later than five years	-	131	138
Total	143	289	264
Investment commitments consist of commitments to invest in private equity partnerships.

Contingencies

The Group is subject to regulation in each of the geographical markets in which it operates from insurance, securities, capital markets, pension, data privacy and other regulators and is exposed to the risk of regulatory actions in response to perceived or actual non-compliance with regulations relating to suitability, sales or underwriting practices, claims payments and procedures, product design, disclosure, administration, denial or delay of benefits and breaches of fiduciary or other duties.  The Group believes that these matters have been adequately provided for in these financial statements.
The Group is exposed to legal proceedings, complaints and other actions from its activities including those arising from commercial activities, sales practices, suitability of products, policies and claims. The Group believes these matters are adequately provided for in these financial statements.

42.
Commitments and
contingencies

(continued)

The Group is the reinsurer in a residential mortgage credit reinsurance agreement covering residential mortgages in Australia. Due to a change in law, further cessions under this contract ended in July 2008. This reinsurance is fully retroceded to a subsidiary of AIG.  The Group is exposed to the risk of losses in the event of the failure of the counterparty retrocessionaire to honour its obligations.  The principal balance outstanding of mortgage loans to which the reinsurance agreement relates were approximately US$3,588m at 30 November 2009 (2008: US$3,147m, 2007 US$4,507m. The liabilities and related reinsurance assets, which totalled US$24m (2008: US$32m and 2007: US$31m), respectively, arising from these agreements are reflected and presented on a gross basis in these financial statements in accordance with the Group's accounting policies.  The Group expects to fully recover any losses arising from this agreement from the retrocessionaire.
The Group provided reinsurance and retrocession of general insurance business which was primarily underwritten in the 1970s and 1980s.  In the absence of any claim notifications in the three years ended 30 November 2009, the Group does not expect any further material liabilities to arise.  At the time AIA-B was transferred to the AIA Group pursuant to the Reorganisation, AIRCO, the former owner of AIA-B, provided AIA with an uncapped indemnification for losses with respect to claims made before 1 November 2010 that result from the underwriting activities of the Bermuda office of AIA-B prior to 28 February 2009.
The Group has issued capital guarantees and minimum guaranteed rates of return ranging from 0% to 5% to holders of units of pension funds that have an accumulation value of approximately US$1,260m (2008: US$1,232m, 2007: US$1,272m).  The Group has the ability to reduce the guaranteed rates of return, subject to obtaining approvals of applicable regulators

43.

Subsidiaries

The principal subsidiary companies which materially contribute to the net income of the Group or hold a material element of its assets and liabilities are:
	Place of incorporation and operation			Group's interest %
		Principal activity	Issued share capital	As at 30 November 2007	As at 30 November 2008	As at 30 November 2009

American International Assurance Company Limited[1] ("AIA")	Hong Kong	Insurance	805,902,610 shares of US$5 each	100%	100%	100%
American International Assurance Company (Bermuda) Limited ("AIA-B")	Bermuda	Insurance	3,000,000 shares of US$1.20 each	100%	100%	100%
American International Assurance Company (Australia) Limited	Australia	Insurance	1,972,800 shares of AUD 1 each and 95,500 redeemable preference shares	100%	100%	100%
AIA Pension and Trustee Company Limited	British Virgin Islands	Trusteeship	1,300,000 ordinary shares of US$1 each	100%	100%	100%
American International Assurance Berhad	Malaysia	Insurance	241,706,000 ordinary shares of RM1 each	-	100%	100%
PT AIA Financial (formerly known as PT AIG Life)	Indonesia	Insurance	477,711,032 shares of Rp1,000 each	100%	100%	100%
PT Asuransi AIA Indonesia[2]	Indonesia	Insurance	450 shares of Rp10 million each	60%	60%	-
The Philippine American Life & General Insurance Company	Philippines	Insurance	200,000,000 shares of P$10 each	99.78%	99.78%	99.78%
AIA Life Insurance (Vietnam) Company Limited (formerly known as AIG Life Insurance (Vietnam) Company Limited)	Vietnam	Insurance	Contributed capital of VND 960,902,899,000	100%	100%	100%
Grand Design Development Limited	British Virgin Islands	Investment holding company	10,000 shares of US$100 each	100%	100%	100%
Bayshore Development Group Limited	British Virgin Islands	Investment holding company	100 shares of US$1 each	90%	90%	90%
BPI-Philam Life Assurance Corporation (formerly known as Ayala Life Assurance Inc.)	Philippines	Insurance	749,993,979 shares of PHPS$1 each	-	-	51%

Note:     (1)
The Company's subsidiary
(2)
Disposed of during 2009
All subsidiaries are unlisted.

44.   Immediate and ultimate controlling party

Prior to 30 November 2009, the immediate controlling party of AIA was AIRCO, a Bermuda company whose ultimate parent company was AIG, an insurance and financial services group in the United States of America.
In September 2008, AIG entered into a US$85 billion revolving credit agreement (the 'Credit Agreement') and a guarantee and pledge agreement with the FRBNY.  In conjunction with the Credit Agreement, AIG agreed to issue a series of convertible participating preferred stock ('the Series C Preferred Stock') to a trust to be established for the sole benefit of the United States Treasury (the 'AIG Credit Facility Trust').  The Series C Preferred Stock was issued to the AIG Credit Facility Trust on 4 March 2009.  The Series C Preferred Stock is entitled to vote with the AIG common stock on all matters, and holds approximately 79.8% of the aggregate voting power of AIG shareholders entitled to vote, on an as converted basis.  The AIG Credit Facility Trust has three independent trustees.  Pursuant to the terms of the Trust Agreement, the trustees have absolute discretion and ultimate control over the preferred stock, subject to the terms of the Trust Agreement, and exercise all rights, powers and privileges of a shareholder of AIG.
The direct shareholders of AIA did not change as a result of the actions described above.  However, a change of control occurred at the level of AIG, the ultimate parent of AIA. Through its ownership of the Series C Preferred Stock, the Trust owns an indirect interest in all domestic and international subsidiaries owned directly or indirectly by AIG, and is the ultimate controlling party of AIG.
On 2 March 2009, AIG and the FRBNY announced their intent to enter into certain transactions that would, amongst other things, reduce AIG's obligations under the Credit Agreement mentioned above.  Accordingly, the FRBNY Agreement was entered into on 25 June 2009.  The following transactions were effected in accordance with the FRBNY Agreement:
·
on
11 August
2009, AIG Life Holdings (International) LLC ('AIG Life')
formed a
special purpose vehicle, AIA Aurora LLC;
·
on 24 August 2009
, AIA
Aurora
LLC formed
AIA Group Limited
;
·
on 8 October 2009, AIG Life transferred AIA Aurora LLC to AIRCO;
·
on 30 November 2009, AIRCO transferred AIA to
AIA Group Limited
;
·
on
1
December 2009, AIRCO transferred to the FRBNY a preferred interest, with a US$16 billion liquidation preference, in AIA Aurora LLC;
·
AIG retained 100% of the common interest of AIA Aurora LLC (1% directly and 99% indirectly through AIRCO) as at 1 December 2009; and
·
a
s consideration for the preferred interests in AIA Aurora LLC received by the FRBNY, the outstanding balance owed by AIG under the Credit Agreement was reduced by US$16 billion.
Accordingly, with effect from 30 November 2009, AIA Group Limited became the immediate controlling party of AIA, after AIRCO, the former immediate parent company of AIA, transferred AIA to AIA Group Limited.

45.   Events after the reporting period

On 22 December 2009 the Ministry of Finance of the People's Republic of China issued a new standard on accounting for insurance contracts.  The Group is in the process of evaluating the impact of this standard and whilst it will not impact the valuation of insurance and investment contract liabilities as presented in the Group's IFRS financial statements, it may have an impact on the recognition of deferred tax assets for net operating losses.

On 27 January 2010, the sale of the disposal group held for sale (see note 11) was completed.

On 4 February 2010, the Company issued 44 million shares to its immediate parent company, AIA Aurora LLC.  As of 30 November 2009, these shares were reflected as shares yet to be issued as consideration had been received prior to that date.

Financial statements of the Company

Statement of financial position as at 30 November 2009

		30 November
US$m	Notes	2009

Assets
Investments in subsidiaries	2	13,964
Cash and cash equivalents		44
Total assets		14,008

Liabilities
Borrowings	4	50
Total liabilities		50

Equity
Issued share capital and shares yet to be issued	5	12,044
Share premium	5	1,914
Retained earnings	5	-
Total equity		13,958
Total liabilities and equity		14,008
Note:      (1)       Financial statements for the Company are presented for the period from initial formation on 24 August 2009 to 30 November 2009.  The financial information of the Company should be read in conjunction with the consolidated financial statements of the Group.
             (2)       Net profit of the Company for the period ended 30 November 2009 was US$nil.

Notes to financial statements of the Company

6.   Accounting policies

Where applicable, the accounting policies of the Company are the same as for the Group as set out on pages 11 to 35.   These are the Company's initial financial statements and comply with both IFRS and HKFRS.

7.   Investments in subsidiaries

Movements in the Company's investments in its subsidiaries are as follows:
Period ended 30 November
US$m	2009

On formation	-
Acquisitions	13,964
Disposals	-
At 30 November	13,964
See note 43 of the Group's consolidated financial information for further information of the Company's subsidiaries.

8.   Cash and cash equivalents

The cash and cash equivalents balance consists of cash of US$44m and cash equivalents of US$nil.

9.   Borrowings

Borrowings represent a loan from AIG.  The balance is non-interest bearing with no fixed maturity.

10. Share capital and share premium

Details of share capital and share premium are presented in note 34 of the Group's consolidated financial information.

11. Risk management

Risk management in the context of the Group is discussed in note 37 of the Group's consolidated financial information.
The business of the Company is managing its investments in subsidiaries, associates and joint venture operations.  Its risks are considered to be the same as those described in the context of the consolidated group. Such investments are held by the Company at cost in accordance with accounting policy 2.4.
Financial assets, other than investments in subsidiaries, associates and joint ventures, largely consist of cash and cash equivalents.
Financial liabilities owed by the Company as at 30 November 2009 consist of borrowings from AIG.

12. Related party transactions

The Company receives dividend and interest income from subsidiaries and pays interest and expenses to those subsidiaries in the normal course of business.
Except as disclosed elsewhere in the financial statements, there are no other material related party transactions.

Glossary - unaudited

This glossary of terms is provided to help users in understanding these consolidated financial statements.  Most of these terms are either technical accounting terms defined in IFRS, or reflect specialised terminology relating to life assurance business or are defined terms used consistently throughout these consolidated financial statements.
Term	Explanation
Acquisition cost (of a financial instrument)	The amount of cash or cash equivalents paid or the fair value of other consideration provided, in order to acquire an asset at the date of its acquisition.
Active market
A market in which all the following conditions exist:
·
the items traded within the market are homogeneous;
·
willing buyers and sellers can normally be found at any time; and
·
prices are available to the public.
A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm's length basis.

Amortised cost
The amount at which the financial asset or financial liability is measured at initial recognition minus principal repayments, plus or minus the cumulative amortisation using the effective interest method of any difference between the initial amount and the maturity amount, and minus any reduction for impairment or uncollectability.

Available for sale financial investments
Non-derivative financial assets that are designated as available for sale or are not classified as loans and receivables or as at fair value through profit or loss.  Available for sale financial instruments are measured at fair value, with movements in fair value recorded in other comprehensive income.

Common control
A business combination involving entities under common control is a business combination in which all of the combining entities or businesses are ultimately controlled by the same party or parties both before and after the business combination.

Corridor	A range around an entity's best estimate of post employment benefit obligations.
Credit risk	The risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation.
Currency risk	The risk that asset or liability values, cash flows, income or expenses will be affected by changes in exchange rates.
Deferred acquisition costs
Deferred acquisition costs are expenses of an insurer which are incurred in connection with the acquisition of new insurance contracts or the renewal of existing insurance policies.  They include commissions and other variable sales inducements and the direct costs of issuing the policy, such as underwriting and other policy issue expenses.  These costs are deferred and expensed to the consolidated income statement on a systematic basis over the life of the policy.  At least annually such assets are tested for recoverability.

Defined benefit employee benefit plans
Post employment benefit plans under which amounts to be paid or services to be provided as post retirement benefits are determined by reference to a formula usually based on employees' earnings and/or years of service.

Term	Explanation
Defined contribution employee benefit plans
Post employment benefit plans under which amounts to be paid as post retirement benefits are determined by contributions to a fund together with earnings thereon.  AIA has no legal or constructive obligation to pay further contributions if the fund does not hold sufficient assets to pay the post retirement benefits.

Deferred origination costs
Origination costs are expenses which are incurred in connection with the origination of new investment contracts or the renewal of existing investment contracts.  For contracts that involve the provision of investment management services these include commissions and other incremental expenses directly related to the issue of each new contract.  Origination costs on contracts with investment management services are deferred and recognised as an asset in the consolidated statement of financial position and expensed to the consolidated income statement on a systematic basis in line with the revenue generated by the investment management services provided.

Discontinued operations
A component of an entity that either has been disposed of or is classified as held for sale and:
·
represents a separate major line of business or geographical area of operations
·
is part of a single co-ordinated plan to dispose of a separate major line of business or geographical area of operations or
·
is a subsidiary acquired exclusively with a view to resale.

Discretionary participation features (DPF)
A contractual right to receive, as a supplement to guaranteed benefits, additional benefits:
·
that are likely to be a significant portion of the total contractual benefits
·
whose amount or timing is contractually at the discretion of the issuer or
·
the profit or loss of the company, fund or other entity that issues the contract.

Effective interest method
A method of calculating the amortised cost of a financial asset or financial liability and of allocating the interest income or expense over the relevant period.  The effective interest rate is the rate that exactly discounts future cash payments or receipts through the expected life of the financial instrument, or when appropriate, a shorter period, to the net carrying value of the financial asset or financial liability.

Fair value	The amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction.
Fair value through profit or loss
A financial asset or financial liability that is measured at fair value in the statement of financial position with gains and losses arising from movements in fair value being presented in the consolidated income statement as a component of the profit or loss for the year.

First year premiums	First year premiums are the premiums received in the first year of a recurring premium policy. As such, they provide an indication of the volume of new policies sold.
Functional currency	The currency of the primary economic environment in which the entity operates.
Held for sale
A non current asset is classified as held for sale if its carrying amount will be recovered principally through sale rather than through continuing use.  On the date that a non-current asset meets the criteria as held for sale it is measured at the lower of its carrying amount and fair value less costs to sell.

IFRS
Standards and interpretations adopted by the International Accounting Standards Board (
'
IASB
'
) comprising:
·
International Financial Reporting Standards;
·
International Accounting Standards; and
·
Interpretations developed by the International Financial Reporting Interpretations Committee ('IFRIC') or the former Standing Interpretations Committee (
'
SIC
'
).

Term	Explanation
Insurance contract
A contract under which the insurer accepts significant insurance risk from the policyholder by agreeing to compensate the policyholder if specified uncertain future events adversely affect the policyholder.

Insurance risk	Risk, other than financial risk, transferred from the holder of a contract to the issuer.
Investment contract
An investment contract is an insurance policy that, whilst structured and regulated as a contract of insurance, does not meet the accounting definition of an insurance contract because it does not transfer significant insurance risk.

Investment experience	Realised and unrealised investment gains and losses recognised in the consolidated income statement.
Investment income	Investment income comprises interest income, dividends and rental income.
Investment property	Property (land and/or a building or part of a building) held to earn rentals or for capital appreciation or both rather than for use by the AIA Group.
Investment return	Investment return consists of investment income plus investment experience.
Investment-linked products
Investment-linked products are insurance products where the policy value is linked to the value of underlying investments (such as collective investment schemes, internal investment pools or other property) or fluctuations in the value of underlying investment or indices. Investment risk associated with the product is usually borne by the policyholder.  Insurance coverage, investment and administration services are provided for which the charges are deducted from the investment fund assets.  Benefits payable will depend on the price of the units prevailing at the time of surrender, death or the maturity of the policy, subject to surrender charges.

Lapse risk
The risk that, having purchased an insurance policy from AIA Group, customers either surrender the policy or cease paying premiums on it and so the expected stream of future premiums ceases.  Lapse risk is taken into account in formulating projections of future premium revenues, for example when testing for liability adequacy and the recoverability of deferred acquisition costs.

Liability adequacy test
An assessment of whether the carrying amount of an insurance liability needs to be increased or the carrying amount of related deferred acquisition costs or related intangible assets decreased based on a review of future cash flows.

Liquidity risk	The risk that an entity will encounter difficulty in meeting obligations associated with liabilities.
Market risk
The risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: currency risk, interest rate risk and other price risk.

Monetary items	Units of currency held and asset and liabilities to be received or paid in a fixed or determinable number of units of currency.
Non-controlling interests	The equity in a subsidiary not attributable, directly or indirectly, to a parent. Also referred to as 'minority interests'.
Non-participating life assurance	Contracts of insurance where the policyholder has a guaranteed right to the benefit, which is not at the contractual discretion of the insurer.

Term	Explanation
Operating profit
The Group defines operating profit as profit before tax excluding investment experience; investment income related to investment-linked contracts; corresponding changes in insurance and investment contract benefits in respect of investment-linked contracts and participating fund; changes in third party interests in consolidated funds, and other significant items of non-operating income and expenditure.

Operating segment
A component of an entity that:
·
engages in business activities from which it may earn revenues and incur expenses
·
whose operating results are regularly reviewed by the entity's chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance and
·
for which discrete financial information is available.

Other comprehensive income
Items of income and expense that form part of total comprehensive income but, as required or permitted by IFRS, do not form part of profit or loss for the year, such as fair value gains and losses on available for sale financial assets.

Participating funds
Participating funds are distinct portfolios where the policyholders have a contractual right to receive at the discretion of the insurer additional benefits based on factors such as the performance of a pool of assets held within the fund, as a supplement to any guaranteed benefits.  AIA may either have discretion as to the timing of the allocation of those benefits to participating policyholders or may have discretion as to the timing and the amount of the additional benefits.

Participating policies
Participating policies are contracts of insurance where the policyholders have a contractual right to receive, at the discretion of the insurer, additional benefits based on investment performance, as a supplement to any guaranteed benefits.  AIA Group may either have discretion as to the timing of the allocation of those benefits to participating policyholders or may have discretion as to the timing and the amount of the additional benefits.  Participating policies may either be written within participating funds (see above) or may be written within the Company's general account, whereby the investment performance is determined for a group of assets or contracts, or by reference to the Company's overall investment performance and other factors.  This is referred to by the Group as 'other participating business,' Whether participating policies are written within a separate participating fund or not largely depends on matters of local practice and regulation.

Policyholder dividends
Policyholder dividends are the means of participating policyholders receiving the non-guaranteed element of the discretionary benefits, through which they participate in the investment return of the reference portfolio or pool of assets.

Property held for use	Property held for use in the AIA Group's business.
Puttable liabilities
A puttable financial instrument is one in which the holder of the instrument has the right to put the instrument back to the issuer for cash (or another financial asset).  Units in investment funds such as mutual funds and open ended investment companies are typically puttable instruments.  As these can be put back to the issuer for cash, the non-controlling interest in any such funds which have to be consolidated by AIA Group are treated as financial liabilities.

Recapture	The voluntary termination of a contract of life reinsurance.

Term	Explanation
Related parties
Related parties, as disclosed in Note 41, may be related to AIA Group for any of the following reasons:
·
they are directly or indirectly controlled by an AIA Group entity;
·
an AIA Group entity has significant influence of the party;
·
they are in a joint venture arrangement with an AIA Group entity;
·
they are part of the Group's key management or a close member of the family of any key management or any entity that is controlled by these persons; or
they are a post-retirement benefit plan for the employees of AIA Group.

Renewal premiums	Premiums receivable in subsequent years of a multi-year insurance policy
Repurchase agreements (repos)
A repurchase transaction involves the sale of financial investments by the AIA Group to a counterparty, subject to a simultaneous agreement to repurchase those securities at a later date at an agreed price.  Accordingly, for accounting purposes, the securities are retained on the AIA Group's consolidated statement of financial position for the life of the transaction, valued in accordance with the Group's policy for assets of that nature.  The proceeds of the transaction are reported in the caption 'Obligations under securities lending and repurchase agreements'.  Interest expense from repo transactions is reported within finance costs in the consolidated income statement.

Reverse repurchase agreements (reverse repos)
A reverse repurchase transaction (reverse repo) involves the purchase of financial investments with a simultaneous obligation to sell the assets at a future date, at an agreed price.  Such transactions are reported within 'Loans and Receivables' in the consolidated statement of financial position.  The interest income from reverse repo transactions is reported within investment return in the consolidated income statement.

Securities lending
S
ecurities lending consists of the loan of certain of the group's financial investments to third parties securities on a short term basis.  The loaned securities continue to be recognised within the appropriate financial investment classifications in the Group's consolidated statement of financial position.

Single premiums	Single premium policies of insurance are those that require only a single lump sum payment from the policyholder.
Shadow accounting
Investment experience (realised and unrealised investment gains and losses) has a direct effect on the measurement of insurance contract liabilities and related deferred acquisition costs and intangible assets, such as VOBA (see below).  Shadow accounting permits adjustments to insurance contract liabilities and the related assets to be reflected in other comprehensive income to match the extent to which unrealised investment gains and losses are recognised in other comprehensive income.

Statement of financial position	Formerly referred to as the balance sheet.
Total weighted premium income ( 'TWPI')
Total weighted premium income consists of 100% of renewal premiums, 100% of first year premiums and 10% of single premiums.  As such it provides an indication of AIA Group's longer term business volumes as it smoothes the peaks and troughs in single premiums.

Unit linked
Unit linked contracts may combine savings with an element of protection, the cash value of the policy depending on the value of unitised funds.  The Group includes unit linked products within investment-linked products.

Universal life
A type of insurance product where the customer pays flexible premiums, subject to specified limits, which are accumulated in an account balance which are credited with interest at a rate either set by the insurer or reflecting returns on a pool of matching assets.  The customer may vary the death benefit and the contract may permit the policyholder to withdraw the account balance, typically subject to a surrender charge.

Term	Explanation
Value of business acquired ( ' VOBA ' )
The
VOBA in respect of a portfolio of long term insurance and investment contracts acquired is recognised as an asset, calculated using discounted cash flow techniques, reflecting all future cash flows expected to be realised from the portfolio.  VOBA is amortised over the estimated life of the contracts in the acquired portfolio on a systematic basis.  The rate of amortisation reflects the profile of the additional value of the business acquired.  The carrying value of VOBA is reviewed annually for impairment and any impairment is charged to the consolidated income statement.

Withholding tax
When a payment is made to a party in another country, the laws of the payer's country may require withholding tax to be applied to the payment. International withholding tax may be required for payments of dividends or interest.  A double tax treaty may reduce the amount of withholding tax required, depending upon the jurisdiction in which the recipient is tax resident.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date  01 March, 2010

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/

Name Susan Henderson
Title Deputy Group Secretary